2009 Annual Report Overview







A World Leader Enabling Connectivity


Tyco Electronics
Our commitment. Your advantage.

Message from the CEO

2009 Recap
Fiscal 2009 was a very tough economic year around the globe and the suddenness and severity of the downturn hit our company, like many others, very hard. Sales were down 29 percent from fiscal 2008 levels and operating profit fell 70 percent. At one point, our stock fell below $8 per share and the value of the company decreased to approximately $3.5 billion. Through this turmoil, we concentrated on three specific objectives: keeping focused on our customers; maintaining our financial strength; and executing on our strategy. I am pleased with how we performed against these objectives and in many ways I feel the company is stronger now than before the economic crisis.

Keeping Focused on Our Customers
During the downturn, we remained committed to what we do best: focusing on our customers. We were careful to protect our customer-facing resources and services and to continue to invest in the technologies and products our customers need for their next-generation products. Our annual customer surveys show that we maintained our positive reputation during these tough times—although we clearly understand there is always room for improvement. Most important, I believe the vast majority of our customers were reminded that they can count on TE during good times and bad.

Maintaining Our Financial Strength
Despite the significant decline in our sales, we were able to accomplish the following:

- Maintain strong cash flow, enabling us to reduce debt by $800 million and maintain our dividend of $300 million;
- Invest more than $530 million in Research, Development & Engineering (RD&E); and
- Execute our restructuring ahead of schedule and re-size the business in line with the sales decline. This enabled us to stabilize our operating margins quickly and begin to improve margins in the second half of the year.

These aggressive cost actions have put the company on track to generate a 15 percent operating margin when sales return to the $14 to $15 billion range.

Executing on Our Strategy
During the past year, we made excellent progress focusing the company around our core connectivity businesses. This was a key element of our strategy when TE was established as a separate public company in June, 2007. In fiscal 2009, we divested our Wireless Systems and Battery Systems businesses, generating $700 million in proceeds. The company is now much better focused, with a better margin profile. In the past year, we also formed the new Specialty Products Group to bring better focus to four of our smaller but highest growth and profit margin businesses. These businesses include Aerospace, Defense & Marine; Touch Systems; Medical Products; and Circuit Protection. We also combined two of our larger electronic components businesses into the Communications & Industrial Solutions business. This combination enabled us to realize short-term cost synergies, and also positions us to better leverage our technology portfolio and customer-facing resources to accelerate growth.

Looking Forward
Business conditions are now improving, especially in our consumer-related markets, although visibility in the short term remains limited. Our longer-term outlook for the markets we serve continues to be bullish. The demand for more energy and more efficient energy—and the increasing requirement that everyone be connected—is driving the need for more innovation and more electronics in virtually every industry. TE's connectivity products and solutions are an integral part of nearly every electronics system, in almost every industry.

TE is well-positioned to capitalize on these trends as we offer our customers a wide and deep range of connectivity-enabling technology platforms. We deliver our products and solutions with an extensive global network of people and operations designed to be close to our customer.

For the foreseeable future, the highest growth will come from the emerging markets—especially China, India, Latin America and Eastern Europe. There is no question these markets present formidable challenges, especially with the accelerating

CORPORATE OVERVIEW

We are a world leader enabling connectivity by providing highly-engineered products and solutions for industries including: automotive; data communications and consumer electronics; telecommunications; aerospace, defense and marine; medical; energy; and lighting.

We are advancing cutting-edge innovation across a wide variety of technology platforms including: connectors; fiber optics; touch systems; circuit protection; advanced sealing and protection; relays; and wire and cable.

We are a global company with approximately 78,000 employees operating from locations in over 50 countries; 11 global design centers; approximately 7,000 engineers located close to customers; and more than 5,000 sales professionals serving customers in more than 150 countries.

2009 Financial Highlights



2009 NET SALES BY SEGMENT
IN US$ MILLIONS
$1,161 Undersea Telecommunications
$1,415 Specialty Products
$1,719 Network Solutions
$5,961 Electronic Components
2009 NET SALES BY REGION
37% Americas
34% Europe/ Middle East/ Africa
29% Asia-Pacific

emergence of new competitors. The good news is that there is significant opportunity to grow and TE has been operating in these countries for decades, with substantial resources on the ground.

Our Goals

Over the past two years, our overriding objectives were to focus the company and improve operating leverage. We have made good progress in these areas and have a much stronger foundation from which to accelerate growth. Going forward, our goals are to:

- Grow at an average annual rate of 8 to 10 percent;
- Deliver 15 percent operating margins at a $14 to $15 billion revenue level; and
- Generate free cash flow that approximates net income.

We expect to deliver these results by continuing to better leverage TE's wealth of technology; increasing our investment in RD&E; re-invigorating our sales channels, especially our indirect sales channels; and making strategic acquisitions. All the while, we will keep our attention on continuing to strengthen our operating performance.

In addition to these specific business-related goals, we continue to make solid progress in reducing the environmental impact of our operations, and we have set clear goals to significantly reduce greenhouse gas emissions, waste and water usage. Beyond these core energy and environmental efforts, our long-term goals are to integrate sustainability as part of our product development processes through the choices we make in our technologies, materials and processes, and to increase the use of clean energy sources. Our reputation as a valuable contributor to the communities in which we work requires nothing less.

In closing, I would like to take this opportunity to thank our employees for their contributions and commitment in fiscal 2009. In a very difficult year where we significantly reduced our workforce, they remained focused and delivered extraordinary performance against each of our objectives.

Despite a challenging fiscal 2009, our team is as excited as ever about the prospects for TE and is committed to making this company an outstanding partner for our customers; a great place to work for our people; and a high performing investment for our share owners.

Tom Lynch

Tom Lynch
Chief Executive Officer

Our connectivity products and solutions are an integral part of nearly every electronics system and our customers include the world's leading companies.

$10.3 BILLION OF NET SALES / **$598** MILLION OF ADJUSTED OPERATING INCOME / **$1.2** BILLION OF FREE CASH FLOW





NET SALES
in US$ Billions
15
12
9
6
3
0
$12.6
$14.4
$10.3
FY '07
FY '08
FY '09



ADJUSTED OPERATING INCOME
in US$ Millions
2000
1500
1000
500
0
$1,727
$1,988
$598
FY '07
FY '08
FY '09



FREE CASH FLOW
in US$ Millions
1500
1200
900
600
300
0
$788
$1,290
$1,226
FY '07
FY '08
FY '09



In a World Where Eve
TE is a World
Enabling

Transportation

From designing high-performance wire and cable solutions for the world's largest aircraft, to providing materials that withstand the rigors of the battlefield, to enabling lighter, more energy-efficient and more powerful systems for vehicles, TE products are embedded across the world's transportation systems.

Automotive / Aerospace & Defense / Marine / Rail

Energy Networks

From installing sensors that monitor lightning strikes in wind farms, to connecting overhead and underground systems throughout the electrical grid, to protecting sensitive electrical equipment in millions of homes and businesses, TE is enabling connectivity across energy networks worldwide.

Wind / Solar / Electric Utilities

ything is Connected

Leader
Connectivity

Electronic Devices

Working with customers at the leading edge of trends toward smaller, faster, lighter, safer and more powerful electronic devices and systems, TE helps put state-of-the-art capabilities in the palm of a hand and at the touch of a finger.

Consumer Devices / Touch Systems / Circuit Protection / Appliances / Industrial Equipment / Computers / Medical Products / Data Communications Equipment



Communication Networks

Data is everywhere and so is TE. To meet the need for greater and more networked bandwidth, TE is a world leader enabling data networking connectivity — spanning the world's oceans with undersea telecommunication systems and bridging the continents through connections that bring information into homes and offices at the speed of light.

Undersea Systems / Telecom Networks / Enterprise Networks


EMERGING MARKETS
Eastern Europe & Russia
$700M sales
5 manufacturing sites
China
$1.4B sales
15 manufacturing sites
India
$200M sales
6 manufacturing sites
Brazil
$200M sales
1 manufacturing site

Today, 25 percent of our revenue comes from emerging markets—China, India, Latin America and Eastern Europe.

For the foreseeable future, these countries are expected to be high-growth markets.

We have the experience and substantial resources to capitalize on these growth opportunities.

BOARD OF DIRECTORS (effective 1/15/2010, unless otherwise noted)

- **Frederic M. Poses***
  Chief Executive Officer
  Ascend Performance Materials
- **Dr. Pierre R. Brondeau**
  President &
  Chief Executive Officer
  FMC Corporation
- **Dr. Ram Charan**
  Advisor to Executives and
  Corporate Boards
- **Dr. Juergen W. Gromer**
  Retired President
  Tyco Electronics Ltd.
- **Robert M. Hernandez**
  Chairman
  RTI International Metals, Inc.
- **Thomas J. Lynch**
  Chief Executive Officer
  Tyco Electronics Ltd.
- **Daniel J. Phelan**
  Chief of Staff
  GlaxoSmithKline plc
- **Lawrence S. Smith**
  Retired Executive
  Vice President & Co-CFO
  Comcast Corporation
- **Paula A. Sneed**
  Chair & Chief Executive Officer
  Phelps Prescott Group, LLC
- **David P. Steiner**
  Chief Executive Officer
  Waste Management, Inc.
- **John C. Van Scoter**
  Chief Executive Officer
  eSolar, Inc.
  (eff. 2/1/2010)

* Non-Executive Chairman of the Tyco Electronics Ltd. Board of Directors

SENIOR MANAGEMENT AND EXECUTIVE OFFICERS (effective 1/15/2010)

- **Thomas J. Lynch**
  Chief Executive Officer
- **Mario Calastri**
  Senior Vice President
  Treasurer
- **Alan C. Clarke**
  President
  Network Solutions
- **Terrence R. Curtin**
  Executive Vice President
  Chief Financial Officer
- **Cuong V. Do**
  Senior Vice President
  Corporate Strategy & Business Development
- **Joseph B. Donahue**
  President
  Global Automotive Division
- **Charles P. Dougherty**
  President
  Communications & Industrial Solutions
- **Gordon Hwang**
  Senior Vice President
  China
- **Jane A. Leipold**
  Senior Vice President
  Global Human Resources
- **Minoru Okamoto**
  Senior Advisor to the CEO
- **Robert J. Ott**
  Senior Vice President
  Corporate Controller
- **Jeff Rea**
  President
  Specialty Products Group
- **Eric J. Resch**
  Senior Vice President
  Chief Tax Officer
- **Michael Robinson**
  Senior Vice President
  Operations
- **Robert A. Scott**
  Executive Vice President
  General Counsel
- **Robert N. Shaddock**
  Senior Vice President
  Chief Technology Officer
- **Joan E. Wainwright**
  Senior Vice President
  Marketing & Communications

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. Tyco Electronics has no intention and is under no obligation to update or alter (and expressly disclaims any such intention or obligation to do so) its forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this report include statements addressing our future financial condition and operating results. Examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, business, economic, competitive and regulatory risks, such as developments in the credit markets; conditions affecting demand for products, particularly the automotive industry and the telecommunications, computer and consumer electronics industries; future goodwill impairment; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; political, economic and military instability in countries in which we operate; compliance with current and future environmental and other laws and regulations; and the possible effects on us of changes in tax laws, tax treaties and other legislation. More detailed information about these and other factors is set forth in Tyco Electronics' Annual Report on Form 10-K for the fiscal year ended September 25, 2009, as well as in Tyco Electronics' Current Reports on Form 8-K and other reports filed by Tyco Electronics with the Securities and Exchange Commission.

TRADEMARKS

TE Core Values

Integrity

We must demand of ourselves and of each other the highest standards of individual and corporate integrity. We safeguard company assets. We comply with all laws and company policies. We are dedicated to diversity, fair treatment, mutual respect and trust.

Accountability

We honor the commitments we make, and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

Teamwork

We foster an environment that encourages innovation, creativity, excellence and results through teamwork. We practice leadership that teaches, inspires, and promotes full participation and career development. We encourage open and effective communication and interaction.

Innovation

We recognize that innovation is the foundation of our business. We challenge ourselves to develop new and improved ideas for all that we do. We encourage, expect and value creativity, openness to change, and fresh approaches.

NON-GAAP MEASURES

"Adjusted Operating Income" and "Free Cash Flow" (FCF) are non-GAAP* measures and should not be considered replacements for GAAP results. (*U.S. Generally Accepted Accounting Principles)

The company has presented its operating income before special items including charges related to legal settlements and reserves, restructuring charges, impairment charges and other income or charges ("Adjusted Operating Income"). The company utilizes Adjusted Operating Income to assess segment level core operating performance and to provide insight to management in evaluating segment operating plan execution and underlying market conditions. It is also a significant component in the company's incentive compensation plans. Adjusted Operating Income is a useful measure for investors because it provides additional information about the company's underlying operating results, trends and the comparability of these results between periods. The difference between Adjusted Operating Income and operating income (the most comparable GAAP measure) consists of the impact of charges related to legal settlements and reserves, restructuring charges, impairment charges and other income or charges that may mask the underlying operating results and/or business trends. The limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease the company's reported operating income. This limitation is best addressed by using Adjusted Operating Income in combination with operating income (the most comparable GAAP measure) in order to better understand the amounts, character and impact of any increase or decrease on reported results.

"Free Cash Flow" (FCF) is a useful measure of the company's cash generation which is free from any significant existing obligation. The difference between cash flows from operating activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash outflows that the company believes are useful to identify. FCF permits management and investors to gain insight into the number that management employs to measure cash that is free from any significant existing obligation. The difference reflects the impact from:

- net capital expenditures,
- voluntary pension contributions, and
- cash impact of special items.

Net capital expenditures are subtracted because they represent long-term commitments. Voluntary pension contributions are subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. The company forecasts its cash flow results excluding any voluntary pension contributions because it has not yet made a determination about the amount and timing of any future such contributions. In addition, the company's forecast excludes the cash impact of special items because the company cannot predict the amount and timing of such items.

The limitation associated with using FCF is that it subtracts cash items that are ultimately within management's and the Board of Directors' discretion to direct and that therefore may imply that there is less or more cash that is available for the company's programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow numbers.

FCF as presented herein may not be comparable to similarly-titled measures reported by other companies. The measure should be used in conjunction with other GAAP financial measures. Investors are urged to read the company's financial statements as filed with the Securities and Exchange Commission.

Because the company does not predict the amount and timing of special items that might occur in the future, and its forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, the company does not provide reconciliations to GAAP of its forward-looking financial measures.

ADJUSTED OPERATING INCOME (LOSS) RECONCILIATION
in US$ Millions

		Adjustments				
	US GAAP	Impairment of Goodwill	Restructuring and Other Charges, Net and Related Costs	Separation Related Costs	Other Items, Net	Adjusted (Non-GAAP)
Operating Income (Loss):						
Fiscal 2009	$ (3,474)	$ 3,547	$ 373 (1)	$ –	$ 152 (2)	$ 598
Fiscal 2008	1,663	103	228 (3)	–	(6) (4)	1,988
Fiscal 2007	655	–	100 (5)	85 (6)	887 (7)	1,727

(1) Includes $375 million recorded in net restructuring and other charges and a $2 million credit recorded in cost of sales.

(2) Consists of $144 million of costs related to the settlement of pre-separation securities litigation and $8 million of costs related to a product liability matter from several years ago recorded in selling, general, and administrative expenses.

(3) Includes $219 million recorded in net restructuring and other charges and $9 million recorded in cost of sales.

(4) Consists of a $36 million gain on the sale of real estate and $8 million of costs related to a customs settlement, both of which are recorded in selling, general, and administrative expenses, and $22 million of net costs related to the settlement of pre-separation securities litigation.

(5) Includes $92 million recorded in net restructuring and other charges and $5 million recorded in cost of sales. Also includes $3 million of restructuring-related moving costs recorded in cost of sales.

(6) Includes $44 million of separation costs, primarily related to employee costs, recorded in separation costs and $41 million of costs, related to building separate company functions that did not exist in the prior year, recorded in selling, general, and administrative expenses.

(7) Consists of $887 million of net costs related to pre-separation securities litigation.

FREE CASH FLOW RECONCILIATION
in US$ Millions

	FY 2007	FY 2008	FY 2009
Net cash provided by continuing operating activities	$ 1,447	$ 922	$ 1,378
Capital expenditures, net	(822)	(568)	(315)
Pre-separation litigation payments	–	–	102
Voluntary pension contributions	–	–	61
Class action settlement	–	936	–
Income tax advance payment	163	–	–
FREE CASH FLOW	$ 788	$ 1,290	$ 1,226


Mixed Sources
Product group from well-managed
forests, controlled sources and
recycled wood or fiber
FSC
www.fsc.org Cert no. SW-COC-001941
© 1996 Forest Stewardship Council
30%

This document was printed using soy-based inks and paper containing 30% postconsumer recycled fiber. The paper was produced by a Forest Stewardship Council (FSC) Chain of Custody supplier. Printing was done according to ISO workflow procedures.

Tyco Electronics Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41 (0)52 633 66 61

www.tycoelectronics.com

1-1773456-9


Tyco Electronics
Our commitment. Your advantage.

2009 Annual Report



Tyco Electronics

Our commitment. Your advantage.

BOARD OF DIRECTORS (effective 1/15/2010, unless otherwise noted)

Frederic M. Poses*
Chief Executive Officer
Ascend Performance Materials
chemicals, resins and fibers

Dr. Pierre R. Brondeau
President & Chief Executive Officer
FMC Corporation
chemicals

Dr. Ram Charan
Advisor to Executives and
Corporate Boards

Dr. Juergen W. Gromer
Retired President
Tyco Electronics Ltd.

Robert M. Hernandez
Chairman
RTI International Metals, Inc.
metal products and components

Thomas J. Lynch
Chief Executive Officer
Tyco Electronics Ltd.

Daniel J. Phelan
Chief of Staff
GlaxoSmithKline plc
pharmaceuticals, vaccines and consumer products

Lawrence S. Smith
Retired Executive Vice President
& Co-CFO
Comcast Corporation
broadband cable

Paula A. Sneed
Chair & Chief Executive Officer
Phelps Prescott Group, LLC
strategy and management consulting

David P. Steiner
Chief Executive Officer
Waste Management, Inc.
waste management services

John C. Van Scoter
Chief Executive Officer (eff. 2/1/2010)
eSolar, Inc.
solar thermal power technology

* Non-Executive Chairman of the Tyco Electronics Ltd. Board of Directors

SENIOR MANAGEMENT AND EXECUTIVE OFFICERS (effective 1/15/2010)

Thomas J. Lynch
Chief Executive Officer

Mario Calastri
Senior Vice President
Treasurer

Alan C. Clarke
President
Network Solutions

Terrence R. Curtin
Executive Vice President
Chief Financial Officer

Cuong V. Do
Senior Vice President
Corporate Strategy & Business Development

Joseph B. Donahue
President
Global Automotive Division

Charles P. Dougherty
President
Communications & Solutions

Gordon Hwang
Senior Vice President
China

Jane A. Leipold
Senior Vice President
Global Human Resources

Minoru Okamoto
Senior Advisor to the CEO

Robert J. Ott
Senior Vice President
Corporate Controller

Jeff Rea
President
Specialty Products Group

Eric J. Resch
Senior Vice President
Chief Tax Officer

Michael Robinson
Senior Vice President
Operations

Robert A. Scott
Executive Vice President
General Counsel

Robert N. Shaddock
Senior Vice President
Chief Technology Officer

Joan E. Wainwright
Senior Vice President
Marketing & Communications

TYCO ELECTRONICS LTD.
ANNUAL REPORT
TABLE OF CONTENTS

	Page
Annual Report Overview*	
Business	1
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Selected Financial Data	14
Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Quantitative and Qualitative Disclosures About Market Risk	52
Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	53
Controls and Procedures	53
Consolidated and Combined Financial Statements	55
Statutory Financial Statements	143

* Tyco Electronics Ltd.'s 2009 Annual Report includes the 2009 Annual Report Overview.

(This page intentionally left blank.)

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report, including in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The risk factors identified in the Annual Report and those discussed in our Annual Report on Form 10-K for the fiscal year ended September 25, 2009 filed with the United States Securities and Exchange Commission could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

(This page intentionally left blank.)

BUSINESS

Overview

Tyco Electronics Ltd. ("we," "Tyco Electronics," or the "Company") is a leading global provider of engineered electronic components, network solutions, specialty products, and undersea telecommunication systems. We design, manufacture, and market products for customers in a broad array of industries including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense, and marine; medical; energy; and lighting. Our products are produced in nearly 100 manufacturing sites in approximately 25 countries. With approximately 7,000 engineers and worldwide manufacturing, sales, and customer service capabilities, Tyco Electronics' commitment is our customers' advantage.

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of Tyco International Ltd. ("Tyco International"). For the period following its incorporation, Tyco Electronics Ltd. did not engage in any significant business activities and held minimal assets. Effective June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics to its common shareholders (referred to in this report as the "separation"). Tyco Electronics Ltd. became an independent, publicly traded company owning the former electronics businesses of Tyco International Ltd. In connection with the separation, the equity interests in the entities that hold all of the assets and liabilities of Tyco International's electronics businesses were transferred to Tyco Electronics.

Our business was formed principally through a series of acquisitions, from fiscal 1999 through fiscal 2002, of established electronics companies and divisions, including the acquisition of AMP Incorporated and Raychem Corporation in fiscal 1999 and the Electromechanical Components Division of Siemens and OEM Division of Thomas & Betts in fiscal 2000. These companies each have more than 50 years of history in engineering and innovation excellence. We operated as a segment of Tyco International prior to our separation.

Effective June 25, 2009, we discontinued our existence as a Bermuda company as provided in Section 132G of The Companies Act of 1981 of Bermuda, as amended (the "Bermuda Companies Act"), and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued our existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations. The rights of holders of our shares are now governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

We operate through four reporting segments: Electronic Components, Network Solutions, Specialty Products, and Undersea Telecommunications. In May 2009, we sold our Wireless Systems business which has been reclassified as discontinued operations. Prior to reclassification to held for sale and discontinued operations, this business was reported as our former Wireless Systems segment. Also, effective January 1, 2009, we established the Specialty Products Group from our existing businesses. The results of this new organization are reported as a separate reporting segment. This new segment is comprised of the Aerospace, Defense, and Marine; Touch Systems; Medical; and Circuit Protection businesses which were formerly reported in the Electronic Components segment. Prior period segment information has been revised to conform to the current segment reporting structure in all periods presented. See Notes 1 and 24 to the Consolidated and Combined Financial Statements for additional information regarding our segments.

Our reporting segments manufacture and distribute our products and solutions to a number of end markets. The table below provides a summary of our reporting segments, the fiscal 2009 net sales contribution of each segment, and the key products and markets that we serve:

Segment	Electronic Components	Network Solutions	Specialty Products	Undersea Telecommunications
% of Fiscal 2009 Net Sales	**58%**	**17%**	**14%**	**11%**
Key Products	• Connector systems • Relays • Heat shrink tubing • Fiber optics • Wire and cable • Application tooling	• Connector systems • Heat shrink tubing • Fiber optics • Wire and cable • Racks and panels • Intelligent building controls • Network interface devices	• Connector systems • Touch screens • Circuit protection devices • Wire and cable • Relays • Heat shrink tubing	• Undersea telecommunication systems
Key Markets	• Automotive • Computer • Communications • Appliance • Industrial • Consumer electronics	• Energy • Communication service providers • Enterprise networks	• Aerospace, defense, and marine • Touch systems • Medical • Circuit protection	• Communication service providers • Oil and gas

See Note 24 to the Consolidated and Combined Financial Statements for certain segment and geographic financial information relating to our business.

Our Competitive Strengths

We believe that we have the following competitive strengths:

- *Global leader in passive components.* With net sales of approximately $10.3 billion in fiscal 2009, we are significantly larger than many of our competitors. In the fragmented connector industry, which was estimated to be $34 billion in fiscal 2009, our net sales were approximately $6 billion. We have established a global leadership position in the connector industry with leading market positions in the following markets:

  - Automotive—#1
  - Industrial—#1
  - Computers and peripherals—#2
  - Telecom/data communications—#3

  Our scale provides us the opportunity to accelerate our sales growth by making larger investments in existing and new technologies in our core markets and to expand our presence in emerging markets. Our leadership position also provides us the opportunity to lower our purchasing costs by developing lower cost sources of supply and to maintain a flexible manufacturing footprint worldwide that is close to our customers' locations.

- *Strong customer relationships.* As an industry leader, we have established close working relationships with our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with our customers in developing new products and technologies, we believe we are able to identify and act on trends and leverage knowledge about next-generation technology across our products.

In addition, we operate a broad Global Account Management program through which we maintain close working relationships with the key customers in the end markets that we serve.

- *Process and product technology leadership.* We employ approximately 7,000 engineers dedicated to product research, development, and engineering. Our investment of over $530 million in product and process engineering and development together with our capital spending of over $300 million in fiscal 2009, enable us to consistently provide innovative, high-quality products with efficient manufacturing methods.

- *Diverse product mix and customer base.* We manufacture and sell a broad portfolio of products to customers in various industries. Our customers include many of the leaders in their respective industries, and our relationships with them typically date back many years. We believe that this diversified customer base provides us an opportunity to leverage our skills and experience across markets and reduces our exposure to particular end markets, thereby reducing the variability of our financial performance. Additionally, we believe that the diversity of our customer base reduces the level of cyclicality in our results and distinguishes us from our competitors.

- *Balanced geographic sales mix.* We have an established manufacturing presence in approximately 25 countries and our sales are global. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs. We believe our balanced sales distribution lowers our exposure to any particular geography and improves our financial profile. In addition, our strategy is to continue to increase the percentage of production from lower-cost countries.

- *Strong and experienced management team.* We believe we have a management team that has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our Chief Executive Officer and segment leaders average more than 20 years of experience of which most is in the electronics industry. They are supported by an experienced and talented management team that is dedicated to maintaining and expanding our position as a global leader in the industry.

Our Strategy

Our goal is to be the world leader in providing custom-engineered electronic components and solutions for an increasingly connected world. We believe that in achieving this goal we will increase net sales and profitability across our segments in the markets that we serve. Our business strategy is based upon the following priorities:

- *Leverage our market leadership position to increase our market share.* We are a global leader in many of the markets that we serve. For example, within our Electronic Components segment, we are the leading global supplier of connectors and connector systems to the automotive and industrial markets. We believe that these and other markets are critical to our success and that we must continue to strengthen our leadership position in these markets. We plan to capitalize on the expected long-term growth in these markets by leveraging our significant scale in the industry, the breadth of our product portfolio, our established relationships and leading specification positions with our customers, and our extensive worldwide distribution channels.

- *Achieve market leadership in attractive and under-penetrated industries.* We plan to accelerate growth in end-user markets in which we do not have the number one market share but which we believe have attractive growth and profitability characteristics. These markets include: the alternate energy and lighting markets with respect to our Electronic Components segment; the energy, communication service providers, and enterprise networks markets with respect to our Network Solutions segment; and the aerospace, defense, and marine, touch systems, and medical markets with respect to our Specialty Products segment. We believe that we can further leverage our customer service and our new product and technology capabilities in order to achieve a leading position in these markets.

- *Extend our leadership in key emerging markets.* We seek to improve our market leadership position in emerging geographic regions, including China, Eastern Europe, and India, which we expect will experience higher growth rates than those of more developed regions in the world. In fiscal 2009, we generated $1.4 billion of net sales in China, $0.7 billion of net sales in Eastern Europe, and $0.2 billion of net sales in each of India and Brazil. We believe that expansion in these regions will enable us to grow faster than the overall global market.
- *Supplement organic growth with strategic acquisitions.* We will evaluate and selectively pursue strategic acquisitions that strengthen our market position, enhance our existing product offering, enable us to enter attractive markets, expand our technological capabilities, and provide synergy opportunities.
- *Improve operating margins.* We intend to continue to increase our productivity and reduce our manufacturing costs. We plan to achieve this by developing best in class manufacturing, enhancing our purchasing strategy through design initiatives and sourcing of materials from suppliers in lower-cost regions, simplifying our distribution network, and further implementing best practice continuous improvement programs. We also plan to continue to simplify our global manufacturing footprint, both by migrating facilities from higher-cost to lower-cost countries and by consolidating within countries. With respect to our manufacturing rationalization plan, we expect to incur restructuring charges of approximately $350 million through 2011 related to current as well as future restructuring actions. These initiatives are designed to help us maintain our competitiveness in the industry.
- *Accelerate new product development through research and development excellence.* We seek to continue to increase the percentage of our annual net sales from new products. In fiscal 2009, we derived approximately 31% of our net sales from new products launched within the previous three years. In order to accomplish this goal, we intend to focus our research, development, and engineering investment on next generation technologies and highly engineered products and platforms, and leverage innovation across our segments.

Our Products

Our net sales by reporting segment as a percentage of our total net sales was as follows:

	Fiscal		
	2009	2008	2007
Electronic Components	58%	65%	68%
Network Solutions	17	15	15
Specialty Products	14	12	13
Undersea Telecommunications	11	8	4
Total	100%	100%	100%

Electronic Components

Our Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers and their contract manufacturers in the automotive, computer, communications, industrial, appliance, and consumer electronics markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer an extensive range of electrical and electronic interconnection products. These connectors include a wide variety of pin and socket, terminal, USB, coaxial, I/O, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex telecommunications and computer equipment.
- *Relays.* Our relay products can be used in a wide range of applications in the automotive, telecommunications, and industrial industries, including electric sunroofs, anti-lock braking systems, and fuel injection coils for the automotive industry and signal and power relay technologies for the telecommunications industry.
- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.
- *Fiber Optics.* We manufacture fiber optic connectors, cable assemblies, adapters, and accessories. We provide highly engineered products that connect, configure, and control light.
- *Wire and Cable.* We provide highly engineered cable and wire products to the data transmission, telecommunications, and industrial markets. We offer a broad range of cable, including UTP and PVC ribbon cables, SCSI, and IEEE 1394 computer cables.
- *Application Tooling.* We offer a broad portfolio of hand tools, semi-automatic bench machines, and fully-automatic machine systems for processing terminal products.

In addition to the above product families which represent approximately 90% of the Electronic Components segment net sales, we also offer identification products, antennas, magnetics, sensors, and switches.

Network Solutions

Our Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for telecommunications and energy markets. These components include connectors, above- and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management. The products are grouped into the following product families:

- *Connector Systems and Components.* We offer an extensive range of low, medium, and high-voltage connectors and splices, cable assemblies, sealing systems, terminals, fittings, lugs and clamps, transmission line fittings, splice closures, grounding hardware, and wall and floor outlets for voice and data connection to local area networks.
- *Heat Shrink Tubing.* We offer heat shrink tubing, heat-shrinkable splice closures, wrap-around sleeves, and molded parts designed to better protect both high- and low-voltage circuits against harsh aerial, buried, and above-ground environments.
- *Fiber Optics.* We provide fiber optic connectors, splices, fiber optic splice closures, fiber management systems, high density cable assemblies, couplers and splitters, and complete cabling systems. These products find use in both local-area and wide-area networks, and emerging "Last-Mile" Fiber-to-the-Home installations.

- *Wire and Cable.* We provide wire and cable for indoor and outdoor use in office, factory floor, school, and residential voice, data, and video networks, including copper and fiber optic distribution cables, shielded and unshielded twisted-pair cables, armored cable, and patch cords.
- *Racks and Panels.* We provide racks and panels that are used to integrate, organize, and manage fiber and copper cables and splices, thereby simplifying installation, maintenance, and upgrades for both exchange/head end and customer premise environments.

In addition to the above product families which represent in excess of 90% of the total Network Solutions segment net sales, the segment also sells insulators, surge arrestors, power measurement products, CATV accessories, network interface devices, raceway systems, and duct accessories.

Specialty Products

Our Specialty Products segment is a leader in providing highly-engineered custom solutions, components, and connectors for electronic systems, subsystems, and devices in the aerospace, defense, and marine; touch systems; medical; and circuit protection markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer connector products including a wide variety of pin and socket, terminal, USB, coaxial, I/O, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex aerospace and defense and medical equipment.
- *Touch Screens.* We develop, manufacture, and market a complete line of touch products for transactional kiosks, point-of-sale terminals, machine and process control, and automated teller machines. We offer component touch systems for original equipment manufacturers and a broad line of standard and custom LCD touch monitors and computers.
- *Circuit Protection Devices.* We offer a range of circuit protection devices, which limit the flow of high current during fault conditions and automatically reset after the fault is cleared and power to the circuit is restored. We also offer surface-mount chip fuses, thyristor surge protectors, multi layer varistors, gas discharge tubes for overvoltage protection, and electrostatic discharge (ESD) protection devices.
- *Wire and Cable.* We provide highly engineered cable and wire products to the aerospace and medical markets. We offer a broad range of cable, including NASA-spec cable, and other cables suitable for use in the aerospace industry. We provide custom-engineered medical device solutions within the diagnostic instrument, surgical device, non-invasive therapeutic and interventional catheter areas of the medical market.
- *Relays.* Our relay products can be used in a wide range of high-performance applications for the aerospace industry.
- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.

In addition to the above product families which represent in excess of 90% of the total Specialty Products segment net sales, the segment also sells identification products, sensors, fiber optics, antennas, and application tooling.

Undersea Telecommunications

Our Undersea Telecommunications segment designs, builds, maintains, and tests undersea fiber optic networks for both the telecommunications and oil and gas markets.

Markets

We sell our products to manufacturers and distributors in a number of major markets. The approximate percentage of our total net sales by market in fiscal 2009 was as follows:

Markets	Percentage
Automotive	27%
Telecommunications	27
Energy	8
Aerospace, Defense, and Marine	6
Computer	6
Industrial	5
Appliance	4
Enterprise Networks	4
Service Providers	4
Medical	2
Other	7
Total	100%

Automotive. The automotive industry uses our products in motor management systems, body electronic applications, safety systems, chassis systems, security systems, driver information, passenger entertainment, and comfort and convenience applications. Electronic components regulate critical vehicle functions, from fuel intake to braking, as well as information, entertainment, and climate control systems.

Telecommunications. Our products are used in telecommunications products, such as data networking equipment, switches, routers, wire line infrastructure equipment, wireless infrastructure equipment, wireless base stations, mobile phones, and undersea fiber optic telecommunication systems.

Energy. The energy industry uses our products in power generation equipment and power transmission equipment. The industry has been investing heavily to improve, upgrade, and restore existing equipment and systems. In addition, this industry addresses the needs of emerging countries that are building out and upgrading their energy infrastructure.

Aerospace, Defense, and Marine. Our products are used in military and commercial aircraft, missile systems, satellites, space programs, radar systems, and offshore oil and gas applications.

Computer. Our products are used in computer products, such as servers and storage equipment, workstations, notebook computers, desktop computers, and business and retail equipment.

Industrial. Our products are used in factory automation and process control systems, photovoltaic systems, industrial motors and generators, and general industrial machinery and equipment.

Appliance. Our products are used in many household appliances, including refrigerators, washers, dryers, dishwashers, and microwaves.

Enterprise Networks. We provide structured cabling systems and cable management products for commercial buildings and office campuses, products that enable high-bandwidth voice and data communications throughout facilities ranging from data centers to office buildings to hotel and resort complexes.

Service Providers. Our products are used by communication service providers to facilitate the high-speed delivery of services from central offices to customer premises. This industry services the needs of emerging countries that are building out their communications infrastructure as well as countries upgrading networks to support high-speed internet connectivity and delivery of high-definition television.

Medical. Our products are used in medical equipment for imaging, surgical, and monitoring applications, ranging from general surgical to ultrasound to "smart" vital sign monitoring equipment.

Other. Our products are used in numerous products, including instrumentation and measurement equipment, commercial and building equipment, building network and cabling systems, and railway equipment. This category also includes products sold through third-party distributors.

Customers

Our customers include automobile, telecommunication, computer, industrial, aerospace, and consumer products manufacturers that operate both globally and locally. Our customers also include contract manufacturers and third-party distributors. We serve over 150,000 customer locations in over 150 countries, and we maintain a strong local presence in each of the geographic areas in which we operate.

Our net sales by geographic area as a percentage of our total net sales were as follows:

	Fiscal		
	2009	**2008**	**2007**
Americas[1]	37%	34%	33%
Europe/Middle East/Africa	34	38	38
Asia-Pacific	29	28	29
Total	100%	100%	100%

(1) The Americas includes our Undersea Telecommunications segment.

See Note 24 to the Consolidated and Combined Financial Statements for additional information regarding geographic areas.

We collaborate closely with our customers so that their product needs are met. There is no single customer that accounted for more than 10% of our net sales in fiscal 2009, 2008, or 2007. Our approach to our customers is driven by our dedication to further developing our product families and ensuring that we are globally positioned to best provide our customers with sales and engineering support. We believe that as electronic component technologies continue to proliferate, our broad product portfolio and engineering capability give us a potential competitive advantage when addressing the needs of our global customers.

Raw Materials

We use a wide variety of raw materials in the manufacture of our products. The principal raw materials that we use include plastic resins for molding, precious metals such as gold and silver for plating, and other metals such as copper, aluminum, brass, and steel for manufacturing cable, contacts, and other parts that are used for cable and component bodies and inserts. Many of these raw materials are produced in a limited number of regions around the world or are only available from a limited number of suppliers. The prices of these materials are driven by global supply and demand dynamics.

Working Capital

We consistently maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements relating to working capital items.

Research and Development

We are engaged in both internal and external research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety, and reliability of our existing products, and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas where we may have technological or marketing expertise for possible investment or acquisition.

Our research and development expense for fiscal 2009, 2008, and 2007 was as follows:

	Fiscal		
	2009	2008	2007
	(in millions)		
Electronic Components	$291	$325	$293
Network Solutions	54	60	54
Specialty Products	62	68	56
Undersea Telecommunications	32	29	25
Total	$439	$482	$428

Our research, development, and engineering efforts are supported by approximately 7,000 engineers. These engineers work closely with our customers to develop application specific, highly engineered products and systems to satisfy the customers' needs. Our new products, including product extensions, introduced during the previous three years comprised approximately 31% of our net sales for fiscal 2009.

Sales, Marketing, and Distribution

We sell our products into more than 150 countries, and we sell primarily through direct selling efforts. We also sell some of our products indirectly via third-party distributors. In fiscal 2009, our direct sales represented 83% of net sales, with the remainder of net sales provided by sales to third-party distributors and independent manufacturer representatives.

We maintain distribution centers around the world. Products are generally delivered to these distribution centers by our manufacturing facilities and then subsequently delivered to the customer. In some instances, product is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products via road, rail, sea, and air.

Seasonality and Backlog

Customer orders typically fluctuate from quarter to quarter based upon business conditions and because unfilled orders may be canceled prior to shipment of goods. We experience a slight seasonal pattern to our business. The third fiscal quarter is typically the strongest quarter of our fiscal year, while the first fiscal quarter is negatively affected by winter holidays and the fourth fiscal quarter is negatively affected by European holidays. The second fiscal quarter may also be affected by adverse winter weather conditions in certain of our end markets.

Backlog by reportable segment at fiscal year end 2009 and 2008 was as follows:

	Fiscal	
	2009	2008
	(in millions)	
Electronics Components	$1,265	$1,291
Network Solutions	290	339
Specialty Products	334	364
Undersea Telecommunications	920	1,128
Total	$2,809	$3,122

We expect that the majority of our backlog at September 25, 2009 will be filled during fiscal 2010.

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations to local manufacturers. Competition is generally on the basis of breadth of product offering, product innovation, price, quality, delivery, and service. Our markets have generally been growing but with downward pressure on prices.

- *Electronic Components.* This segment competes against numerous companies, including Molex, Amphenol, FCI, JST, and Omron.
- *Network Solutions.* This segment's major competitors include Corning, Commscope, and 3M.
- *Specialty Products.* This segment competes against numerous companies, including Molex, Amphenol, Deutsch, Radiall, 3M, Touch International, Littelfuse, Bel Fuse, and Lemo.
- *Undersea Telecommunications.* This segment primarily competes against Alcatel-Lucent.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

We own a large portfolio of patents that principally relate to electrical and electronic products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position is dependent on patent or trademark protection or that our operations are dependent upon any single patent or group of related patents.

Employees

As of September 25, 2009, we employed approximately 78,000 people worldwide, of whom 20,000 were in the Americas region, 23,000 were in the Europe/Middle East/Africa region, and 35,000 were in the Asia-Pacific region. Of our total employees, approximately 46,000 were employed in manufacturing and 18,000 were represented by collective bargaining agreements. Approximately 60% of our employees were based in lower-cost countries, primarily China. We believe that our relations with our employees are satisfactory.

Government Regulation and Supervision

The import and export of products are subject to regulation by the United States and other countries. A small portion of our products, including defense-related products, may require governmental import and export licenses, whose issuance may be influenced by geopolitical and other events. We have a trade compliance organization and other systems in place to apply for licenses and otherwise comply with such regulations. Any failure to maintain compliance with domestic and foreign trade regulation could limit our ability to import and export raw materials and finished goods into or from the relevant jurisdiction.

Environmental

We are committed to complying with all applicable environmental, health, and safety laws and to the protection of our employees and the environment. We maintain a global environmental, health, and safety program that includes appropriate policies and standards, staff dedicated to environmental, health, and safety issues, periodic compliance auditing, training, and other measures. We have a program for compliance with the European Union ("EU") Restriction on Hazardous Substances and Waste Electrical and Electronics Equipment Directives, the China RoHS law, and similar laws.

We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. Based upon our experience, current information and applicable laws, we believe that it is probable that we will incur remedial costs in the range of approximately $13 million to $26 million. As of September 25, 2009, we believe that the best estimate within this range is approximately $16 million.

Available Information

All periodic and current reports, registration filings, and other filings that we are required to file with the Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") are available free of charge through our internet website at *www.tycoelectronics.com*. Such documents are available as soon as reasonably practicable after electronic filing or furnishing of the material with the SEC.

The public may also read and copy any document that we file, including this Annual Report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Tyco Electronics' common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TEL," and began trading on the NYSE on a "when-issued" basis on June 14, 2007 prior to Tyco Electronics' spin-off from Tyco International on June 29, 2007. The following table sets forth the high and low closing sales prices of Tyco Electronics' common shares as reported by the NYSE for the quarterly periods during the fiscal years ended September 25, 2009 and September 26, 2008.

	Market Price Range	
Fiscal Year Ended September 25, 2009	**High**	**Low**
First Quarter	$27.66	$12.97
Second Quarter	17.55	7.44
Third Quarter	20.39	10.54
Fourth Quarter	23.94	16.68
Fiscal Year Ended September 26, 2008		
First Quarter	$37.97	$31.36
Second Quarter	37.13	31.18
Third Quarter	40.12	34.04
Fourth Quarter	37.40	26.90

The number of registered holders of Tyco Electronics' common shares at November 16, 2009 was 35,741.

Dividends

The following table sets forth (in U.S. Dollars) the dividends paid on Tyco Electronics' common shares during the quarterly periods presented below.

Fiscal Year Ended September 25, 2009	**Dividend per Common Share**
First Quarter	$0.16
Second Quarter	0.16
Third Quarter	0.16
Fourth Quarter[(1)]	0.16
Fiscal Year Ended September 26, 2008	
First Quarter	0.14
Second Quarter	0.14
Third Quarter	0.14
Fourth Quarter	0.14

(1) Paid in the form of a reduction of registered share capital. The reduction was declared in Swiss Francs ("CHF") at CHF 0.17 and paid in U.S. Dollars based on a U.S. Dollar/Swiss Franc exchange rate shortly before declared.

Future dividends on our common shares or reductions of registered share capital for distribution to shareholders, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends or distributions be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant.

We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit our ability to pay dividends or to distribute capital reductions.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco Electronics' common shares against the cumulative return on the S&P 500 Index and the Dow Jones Electrical Components & Equipment Index, assuming investment of $100 on June 14, 2007, the first day of "when-issued" trading of Tyco Electronics' common shares on the NYSE prior to our separation from Tyco International on June 29, 2007, including the reinvestment of dividends, and the investment of $100 in the Indexes on June 14, 2007. The graph shows the cumulative total return as of the fiscal years ended September 28, 2007, September 26, 2008, and September 25, 2009. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the common shares.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG TYCO ELECTRONICS LTD., S&P 500 INDEX AND DOW JONES ELECTRICAL COMPONENTS AND EQUIPMENT


DOLLARS
125
100
75
50
25
0
6/14/2007
9/28/2007
9/26/2008
9/25/2009
TYCO ELECTRONICS LTD.
S&P 500 INDEX
DJ ELECTRICAL COMPONENTS & EQUIPMENT

	6/14/07*	9/28/07	9/26/08	9/25/09
Tyco Electronics Ltd.	100.00	91.56	71.65	61.15
S&P 500	100.00	100.34	78.28	72.88
Dow Jones Electrical Components & Equipment	100.00	99.97	78.08	75.75

* $100 invested on 6/14/07 in Tyco Electronics' common shares, including reinvestment of dividends, and $100 invested on 6/14/07 in Indexes. Indexes calculated on month-end basis.

Issuer Purchases of Equity Securities

The following table presents information about our purchases of our common shares during the fiscal quarter ended September 25, 2009:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
June 27—July 24, 2009	27,762	$—	—	$606,379,371
July 25—August 28, 2009	3,161	—	—	606,379,371
August 29—September 25, 2009	4,418	—	—	606,379,371
Total	35,341	$—	—	$606,379,371

(1) This column includes the following transactions which occurred during the fiscal quarter ended September 25, 2009:

(i) the acquisition of 35,341 common shares from individuals in order to satisfy tax withholding requirements in connection with the vesting of restricted shares issued under equity compensation plans.

(2) Our $2.0 billion share repurchase program authorizes us to purchase a portion of our outstanding common shares from time to time through open market or private transactions, depending on business and market conditions. The share repurchase program does not have an expiration date.

SELECTED FINANCIAL DATA

The following table presents selected consolidated and combined financial and other operating data for Tyco Electronics. The consolidated and combined statement of operations data for fiscal 2009, 2008, and 2007 and the consolidated balance sheet data as of September 25, 2009 and September 26, 2008 are derived from our audited consolidated and combined financial statements included elsewhere in this Annual Report. The combined statement of operations data for fiscal 2006 and 2005 and the consolidated and combined balance sheet data as of September 28, 2007, September 29, 2006 and September 30, 2005 are derived from our audited consolidated and combined financial statements not included elsewhere in this Annual Report.

The data presented below should be read in conjunction with our Consolidated and Combined Financial Statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Our consolidated and combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company prior to June 29, 2007.

	As of or for Fiscal				
	2009[1]	2008[2][6]	2007[3][6]	2006[4][6]	2005[5][6]
	(in millions, except per share data)				
Statement of Operations Data					
Net sales	$10,256	$14,373	$12,574	$11,431	$10,543
Gross income	2,536	4,173	3,719	3,556	3,322
Pre-Separation litigation charges, net	144	22	887	—	—
Separation costs	—	—	44	—	—
Restructuring and other charges (credits), net	375	219	92	7	(312)
Impairment of goodwill	3,547	103	—	—	—
Operating income (loss)	(3,474)	1,663	655	1,679	1,890
Income (loss) from continuing operations	(3,100)	1,527	(214)	1,402	949
Income (loss) from discontinued operations, net of income taxes	(156)	255	(340)	(201)	184
Cumulative effect of accounting change, net of income taxes	—	—	—	(8)	11
Net income (loss)	$(3,256)	$ 1,782	$ (554)	$ 1,193	$ 1,144
Per Share Data[7]					
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ (6.75)	$ 3.16	$ (0.43)	$ 2.82	$ 1.91
Net income (loss)	(7.09)	3.69	(1.11)	2.40	2.30
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ (6.75)	$ 3.14	$ (0.43)	$ 2.82	$ 1.91
Net income (loss)	(7.09)	3.67	(1.11)	2.40	2.30
Cash dividends declared and distributions approved per common share	$ 0.64	$ 0.58	$ 0.14	$ —	$ —
Balance Sheet Data					
Total current assets	$ 5,579	$ 7,635	$10,545	$ 7,245	$ 6,902
Total assets	16,220	21,600	23,688	19,091	18,473
Total current liabilities	2,615	3,387	6,218	3,181	3,204
Long-term debt and obligations under capital leases	2,316	3,161	3,373	3,371	3,816
Total equity	7,016	11,073	11,377	11,160	9,842
Working capital[8]	2,964	4,248	4,327	4,064	3,698
Other Operating Data					
Capital expenditures	$ 328	$ 610	$ 863	$ 506	$ 451

(1) Fiscal 2009 loss from continuing operations includes net pre-Separation litigation charges of $144 million, net restructuring and other charges of $375 million, impairment of goodwill of $3,547 million, a gain on retirement of debt of $22 million, other expense of $68 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and an income tax benefit of $49 million attributable to adjustments to prior year tax returns. (See Notes 15, 4, 8, 11, 19, and 18 to the Consolidated and Combined Financial Statements.) Fiscal 2009 net loss includes $156 million of loss, net of income taxes, from discontinued operations. (See Note 5 to the Consolidated and Combined Financial Statements.)

(2) Fiscal 2008 income from continuing operations includes net pre-Separation litigation charges of $22 million, net restructuring and other charges of $219 million, impairment of goodwill of $103 million, other income of $567 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and an income tax benefit of $33 million related to the analysis and reconciliation of tax accounts. (See Notes 15, 4, 8, 19, and 18 to the Consolidated and Combined Financial Statements.) Fiscal 2008 net income includes $255 million of income, net of income taxes, from discontinued operations. (See Note 5 to the Consolidated and Combined Financial Statements.)

(3) Fiscal 2007 loss from continuing operations includes net pre-Separation litigation charges of $887 million, separation costs of $44 million, net restructuring and other charges of $92 million, and allocated loss on retirement of debt of $232 million. (See Notes 15, 3, 4, and 11 to the Consolidated and Combined Financial Statements.) Fiscal 2007 net loss includes $340 million of loss, net of income taxes, from discontinued operations. (See Note 5 to the Consolidated and Combined Financial Statements.)

(4) Fiscal 2006 net income includes a $201 million loss, net of income taxes, from discontinued operations as well as an $8 million loss, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the adoption of ASC 410-20 (Asset Retirement and Environmental Obligations: Asset Retirement Obligations).

(5) Fiscal 2005 income from continuing operations includes a $301 million gain on the divestiture of the Tyco Global Network as well as a $365 million loss on retirement of debt. Fiscal 2005 net income includes $184 million of income, net of income taxes, from discontinued operations and an $11 million gain, net of income taxes, related to the cumulative effect of accounting change recorded in conjunction with the change in measurement date for pension and postretirement benefit plans.

(6) The Wireless Systems business met the held for sale and discontinued operations criteria in fiscal 2009. As such, we have reclassified amounts previously reported to reflect this business as discontinued operations in all periods presented. For additional information regarding discontinued operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations" and Note 5 to the Consolidated and Combined Financial Statements. In addition, in fiscal 2009, we reclassified certain expenses on the Consolidated and Combined Statements of Operations. The reclassifications had no impact on previously reported operating income (loss), net income (loss), or earnings (loss) per share. All periods presented have been reclassified to conform to the current presentation. See Note 1 to the Consolidated and Combined Financial Statements for additional information regarding the reclassifications.

(7) For all periods prior to our separation from Tyco International, basic and diluted earnings (loss) per share were calculated utilizing the basic shares outstanding at June 29, 2007, the date of separation.

(8) Working capital is defined as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated and Combined Financial Statements and the accompanying notes included elsewhere in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report, particularly in "Risk Factors" and "Forward-Looking Information."

Change of Domicile

Effective June 25, 2009, Tyco Electronics Ltd. ("Tyco Electronics" or the "Company"), which may be referred to as "we," "us," or "our") discontinued its existence as a Bermuda company as provided in the Bermuda Companies Act, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations. The rights of holders of our shares are now governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

The Separation

Effective June 29, 2007, we became the parent company of the former electronics businesses of Tyco International Ltd. ("Tyco International"). On June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics, as well as its shares of its former healthcare businesses ("Covidien"), to its common shareholders (the "Separation").

Overview

The Consolidated and Combined Financial Statements reflect the consolidated operations of Tyco Electronics Ltd. and its subsidiaries as an independent, publicly-traded entity subsequent to the Separation and a combined reporting entity comprising the assets and liabilities used in managing and operating the electronics businesses of Tyco International, including Tyco Electronics Ltd., for the period prior to the Separation.

Our Consolidated and Combined Financial Statements have been prepared in United States Dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Consolidated and Combined Financial Statements for the period prior to the Separation may not be indicative of our future performance and do not necessarily reflect what our consolidated and combined results of operations, financial position, and cash flows would have been had we operated as an independent, publicly-traded company prior to June 29, 2007. Certain general corporate overhead, net class action settlement costs, net interest expense, and other expenses for the period prior to the Separation were allocated to us by Tyco International. Management believes such allocations were reasonable; however, they may not be indicative of our actual results had we been operating as an independent, publicly-traded company for the period prior to the Separation. See Note 17 to the Consolidated and Combined Financial Statements for further information regarding allocations.

We are a leading global provider of engineered electronic components, network solutions, specialty products, and undersea telecommunication systems. We design, manufacture, and market approximately 450,000 different products for customers in a broad array of industries including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense, and marine; medical; energy; and lighting. We believe the end markets that we sell into are balanced with the total end market demand for our products.

We operate through four reporting segments: Electronic Components, Network Solutions, Specialty Products, and Undersea Telecommunications. In May 2009, we sold our Wireless Systems business which has been reclassified as discontinued operations. Prior to reclassification to held for sale and discontinued operations, this business was reported as our former Wireless Systems segment. Also, effective January 1, 2009, we established the Specialty Products Group from our existing businesses. The results of this new organization are reported as a separate reporting segment. This new segment is comprised of the Aerospace, Defense, and Marine; Touch Systems; Medical; and Circuit Protection businesses which were formerly reported in the Electronic Components segment. Prior period segment information has been revised to conform to the current segment reporting structure in all periods presented. See Notes 1 and 24 to the Consolidated and Combined Financial Statements for additional information regarding our segments.

We service our customers primarily through our direct sales force that serves customers in over 150 countries. The sales force is supported by approximately 7,000 engineers, as well as globally deployed manufacturing sites. Through our sales force and engineering resources, we are able to collaborate with our customers throughout the world to provide highly engineered products and solutions to meet their needs.

Our strategic objective is to increase our revenue and profitability across all of our segments in the markets we serve. This strategy is dependent upon the following strategic priorities:

- leverage our market leadership position to increase our market share;
- achieve market leadership in attractive and under-penetrated industries;
- extend our leadership in key emerging markets;
- supplement organic growth with strategic acquisitions;
- improve operating margins; and
- accelerate new product development through research and development excellence.

Key business factors that influenced our results of operations for the periods discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations include:

- ***Raw material price increases.*** We purchased approximately 125 million pounds of copper and 125,000 troy ounces of gold in fiscal 2009. During the periods shown, gold prices, as well as the prices of certain other raw materials, have been volatile and current year prices have increased from prior year levels. Copper prices remain high relative to historic levels but have declined over the past year. The following table sets forth the average prices incurred related to copper and gold during the periods presented:

		Fiscal		
	Measure	**2009**	**2008**	**2007**
Copper	Lb.	$2.75	$3.40	$3.20
Gold	Troy oz.	$ 878	$ 870	$ 653

  In fiscal 2010, we expect to purchase approximately 125 million pounds of copper and 150,000 troy ounces of gold.

- ***Foreign exchange.*** Approximately 50% of our net sales are invoiced in currencies other than the U.S. Dollar. Our results of operations are influenced by changes in foreign currency exchange rates. Increases or decreases in the value of the U.S. Dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. Dollars at the end of each fiscal period. The percentage of net sales in fiscal 2009 by major currencies invoiced was as follows:

U.S. Dollar	50%
Euro	28
Japanese Yen	7
Chinese Renminbi	4
Brazilian Real	2
British Pound Sterling	2
Korean Won	2
All others	5
Total	100%

Economic Conditions

Our business and operating results have been and will continue to be affected by worldwide economic conditions. Our sales are dependent on certain end markets that are impacted by consumer as well as industrial and infrastructure spending, and our operating results can be adversely affected by reduced demand in those markets. As a result of economic trends, we experienced a 28.6% decrease in net sales in fiscal 2009 as compared to fiscal 2008. We expect net sales in the first quarter of fiscal 2010 to be $2.7 billion to $2.8 billion, a flat to 4% increase from fourth quarter fiscal 2009 levels, as a result of continued improvements in consumer end markets, partially offset by a decline in net sales in our Undersea Telecommunications segment.

We are monitoring the current environment and its potential effects on our customers and on the end markets we serve. Additionally, we continue to closely manage our costs in order to respond to changing conditions. We are also managing our capital resources and monitoring capital availability to ensure that we have sufficient resources to fund our future capital needs. (See further discussion in "Liquidity and Capital Resources.")

We test goodwill allocated to reporting units for impairment annually during the fiscal fourth quarter, or more frequently if events occur or circumstances exist that indicate that a reporting unit's carrying value may exceed its fair value. We completed our annual goodwill impairment test in the fourth quarter of fiscal 2009 and determined that no impairment existed.

As a result of declines in sales and profitability of the Automotive and Communications and Industrial Solutions reporting units of the Electronic Components segment and the Circuit Protection reporting unit of the Specialty Products segment during the second quarter of fiscal 2009, we determined that an indicator of impairment had occurred and goodwill impairment testing of these reporting units was required. Significant judgment is involved in determining if an indicator of impairment has occurred. In making this assessment, we rely on a number of factors including, among others, operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and management's judgment in applying each to the analysis of the recoverability of goodwill.

The testing for goodwill impairment is a two step process. In performing step I of impairment testing, we determined the fair value of the Automotive, Communications and Industrial Solutions, and Circuit Protection reporting units based on a discounted cash flows analysis incorporating our estimate of future operating performance. The results of the step I goodwill impairment tests indicated that the book value of each of the reporting units exceeded its fair value. The failure of the step I goodwill impairment tests triggered step II goodwill impairment tests in which we determined the implied fair value of the reporting units' goodwill by comparing the reporting units' fair value determined in step I to the fair value of the reporting units' net assets, including unrecognized intangible assets. The step II goodwill impairment tests resulted in a full impairment charge of $2,088 million for the Automotive reporting unit and partial impairment charges of $1,347 million and $112 million for the Communications and Industrial Solutions and Circuit Protection reporting units, respectively, in the second quarter of fiscal 2009.

Discontinued Operations

During fiscal 2009, we entered into a definitive agreement to sell our Wireless Systems business. In May 2009, we completed the sale for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on this transaction. The divestiture of the Wireless Systems business substantially completes the streamlining of our portfolio that we began two years ago.

In September 2008, we completed the sale of the Radio Frequency Components and Subsystem business for net cash proceeds of $427 million and recorded a $184 million pre-tax gain on the sale. In September 2008, we also completed the sale of the Automotive Radar Sensors business for net cash proceeds of $42 million and recorded a $31 million pre-tax gain on the sale. In fiscal 2009, we recorded an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments relating to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses. Also during fiscal 2009, we received additional cash proceeds related to working capital of $29 million in connection with the fiscal 2008 sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses. The Consolidated Balance Sheet reflected the $29 million in prepaid expenses and other current assets at September 26, 2008.

The divestiture of our Power Systems business was authorized during fiscal 2007. As a result, we assessed Power Systems' assets for impairment and determined that the book value of the Power Systems business exceeded its estimated fair value. We recorded a $585 million pre-tax impairment charge in fiscal 2007 in income (loss) from discontinued operations, net of income taxes on the Consolidated and Combined Statement of Operations. In fiscal 2008, we completed the sale of the Power Systems business for $102 million in net cash proceeds and recorded a $51 million pre-tax gain on the sale.

In fiscal 2007, we completed the sale of the Printed Circuit Group business for $227 million in net cash proceeds and recorded a $45 million pre-tax gain on the sale.

The Wireless Systems, Radio Frequency Components and Subsystem, Automotive Radar Sensors, Power Systems, and Printed Circuit Group businesses have been included in discontinued operations in all periods presented on our Consolidated and Combined Financial Statements. Prior to reclassification to held for sale and discontinued operations, the Wireless Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses were components of the former Wireless Systems segment. Both the Power Systems and Printed Circuit Group businesses were components of the Other segment, which was subsequently renamed the Undersea Telecommunications segment. See Note 5 to the Consolidated and Combined Financial Statements for additional information regarding discontinued operations.

Other Divestitures

During fiscal 2009, we completed the sale of the Battery Systems business, which was part of the Electronic Components segment, for net cash proceeds of $14 million after working capital adjustments. The divestiture resulted in a $7 million pre-tax loss on sale which is reflected in restructuring and other charges, net on the Consolidated and Combined Statement of Operations. We have presented the loss on sale and the operations of the Battery Systems business in continuing operations due to immateriality. See Note 4 to the Consolidated and Combined Financial Statements for additional information regarding the divestiture of the Battery Systems business.

Subsequent to fiscal year end 2009, we signed an agreement with a third party to sell the Dulmison connectors and fittings product line within our energy business for $16 million in cash, subject to final working capital adjustments. We expect the sale to be completed in the first quarter of fiscal 2010. A pre-tax impairment charge of $12 million was recorded in fiscal 2009 to write the carrying value of the assets and liabilities down to fair value. The charge is reflected in restructuring and other charges, net on the Consolidated and Combined Statement of Operations. The product line, which was part of our Network Solutions segment, generated sales of $53 million in fiscal 2009. See Note 4 to the Consolidated and Combined Financial Statements for additional information regarding the impairment charge.

Manufacturing Simplification and Cost Actions due to Current Economic Environment

We plan to continue to simplify our global manufacturing footprint, by migrating facilities from higher-cost to lower-cost countries, consolidating within countries, and transferring product lines to lower-cost countries. These initiatives are designed to help us maintain our competitiveness in the industry, improve our operating leverage, and position us for profitability growth in the years ahead.

We have closed a number of manufacturing facilities since we began our simplification program in 2007. As of fiscal year end 2009, we had fewer than 100 manufacturing sites as compared to over 130 at the end of fiscal 2006.

As a result of the current economic environment, we have accelerated workforce reductions through the elimination of temporary workers, attrition, and reductions in force. In fiscal 2009, we reduced our headcount by 17%, or approximately 16,000 positions.

In connection with our manufacturing simplification plan and in response to the current economic environment, we expect to incur restructuring charges of approximately $350 million from fiscal 2010 through 2011. In fiscal 2009, cash spending related to restructuring was approximately $260 million, and we anticipate spending approximately $300 million in fiscal 2010. Cost savings related to these actions were $200 million in fiscal 2009. Thereafter, annualized savings are expected to be $300 million, consisting of $200 million of manufacturing cost reductions and $100 million of savings in selling, general, and administrative expenses.

Non-GAAP Financial Measures

Organic net sales growth, which is included in the discussion below, is a non-GAAP financial measure. The difference between reported net sales growth (the most comparable GAAP measure) and organic net sales growth (the non-GAAP measure) consists of the impact from foreign currency exchange rates, acquisitions, and divestitures. Organic net sales growth is a useful measure of the underlying results and trends in our business. It excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition and divestiture activity.

We believe organic net sales growth provides useful information to investors because it reflects the underlying growth from the ongoing activities of our business. Furthermore, it provides investors with a view of our operations from management's perspective. We use organic net sales growth to monitor and evaluate performance, as it is an important measure of the underlying results of our operations. Management uses organic net sales growth together with GAAP measures such as net sales growth and operating income in its decision making processes related to the operations of our reporting segments and our overall company. We believe that investors benefit from having access to the same financial measures that management uses in evaluating operations. The discussion and analysis of organic net sales growth in Results of Operations below utilizes organic net sales growth as management does internally. Because organic net sales growth calculations may vary among other companies, organic net sales growth amounts presented below may not be comparable with similarly titled measures of other companies. Organic net sales growth is a non-GAAP financial measure that is not meant to be considered in isolation or as a substitute for GAAP measures. The primary limitation of this measure is that it excludes items that have an impact on our net sales. This limitation is best addressed by evaluating organic net sales growth in combination with our GAAP net sales. The tables presented in Results of Operations below provide reconciliations of organic net sales growth to net sales growth calculated under GAAP.

Results of Operations

Consolidated and Combined Operations

The following table sets forth certain items from our Consolidated and Combined Statements of Operations and the percentage of net sales that such items represent for the periods shown.

	Fiscal					
	2009		2008		2007	
	($ in millions)					
Net sales	$10,256	100.0%	$14,373	100.0%	$12,574	100.0%
Cost of sales	7,720	75.3	10,200	71.0	8,855	70.4
Gross income	2,536	24.7	4,173	29.0	3,719	29.6
Selling, general, and administrative expenses	1,408	13.7	1,573	10.9	1,509	12.0
Research, development, and engineering expenses	536	5.2	593	4.1	532	4.2
Pre-Separation litigation charges, net	144	1.4	22	0.2	887	7.1
Separation costs	—	—	—	—	44	0.3
Restructuring and other charges, net	375	3.7	219	1.5	92	0.7
Impairment of goodwill	3,547	34.6	103	0.7	—	—
Operating income (loss)	(3,474)	(33.9)	1,663	11.6	655	5.2
Interest income	17	0.2	32	0.2	53	0.4
Interest expense	(165)	(1.6)	(190)	(1.3)	(232)	(1.8)
Other income (expense), net	(48)	(0.5)	567	3.9	(219)	(1.7)
Income (loss) from continuing operations before income taxes and minority interest	(3,670)	(35.8)	2,072	14.4	257	2.0
Income tax (expense) benefit	576	5.6	(540)	(3.8)	(465)	(3.7)
Income (loss) from continuing operations	(3,100)	(30.2)	1,527	10.6	(214)	(1.7)
Income (loss) from discontinued operations, net of income taxes	(156)	(1.5)	255	1.8	(340)	(2.7)
Net income (loss)	$(3,256)	(31.7)%	$ 1,782	12.4%	$ (554)	(4.4)%

Net Sales. Net sales decreased $4,117 million, or 28.6%, to $10,256 million in fiscal 2009 from $14,373 million in fiscal 2008. In fiscal 2008, net sales increased $1,799 million, or 14.3%, to $14,373 million from $12,574 million in fiscal 2007. On an organic basis, net sales decreased $3,542 million, or 24.6%, in fiscal 2009, primarily as a result of declines in our Electronic Components, Specialty Products, and Network Solutions segments. Organic net sales increased $944 million, or 7.5%, in fiscal 2008 as a result of strong growth in our Undersea Telecommunications segment and sales in international markets. Foreign currency exchange rates, primarily the Euro, negatively impacted net sales by $482 million, or 3.4%, in fiscal 2009 and favorably impacted net sales by $823 million, or 6.5%, in fiscal 2008. Price erosion adversely affected net sales by $187 million in fiscal 2009, $187 million in fiscal 2008, and $197 million in fiscal 2007. See further discussion below under Results of Operations by Segment.

The following table sets forth the percentage of our total net sales by geographic region:

	Fiscal		
	2009	2008	2007
Americas	37%	34%	33%
Europe/Middle East/Africa (EMEA)	34	38	38
Asia-Pacific	29	28	29
Total	100%	100%	100%

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by geographic region:

	Fiscal											
	2009						2008					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic[1]		Translation[2]	Divestiture	Total		Organic[1]		Translation[2]	Divestiture	Total	
	($ in millions)											
Americas[3]	$ (892)	(18.5)%	$ (59)	$(55)	$(1,006)	(20.9)%	$611	15.0%	$ 65	$ 45	$ 721	17.7%
EMEA	(1,581)	(28.6)	(403)	(3)	(1,987)	(36.0)	116	2.4	583	—	699	14.5
Asia-Pacific	(1,069)	(26.3)	(20)	(35)	(1;124)	(27.7)	217	5.9	175	(13)	379	10.3
Total	$(3,542)	(24.6)%	$(482)	$(93)	$(4,117)	(28.6)%	$944	7.5%	$823	$ 32	$1,799	14.3%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) The Americas includes our Undersea Telecommunications segment.

The following table sets forth the percentage of our total net sales by segment:

	Fiscal		
	2009	2008	2007
Electronic Components	58%	65%	68%
Network Solutions	17	15	15
Specialty Products	14	12	13
Undersea Telecommunications	11	8	4
Total	100%	100%	100%

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by segment:

	Fiscal											
	2009						2008					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic[1]		Translation[2]	Divestiture	Total		Organic[1]		Translation[2]	Divestiture	Total	
	($ in millions)											
Electronic Components	$(2,936)	(31.7)%	$(287)	$(93)	$(3,316)	(35.7)%	$121	1.4%	$593	$ 32	$ 746	8.7%
Network Solutions	(270)	(12.5)	(173)	—	(443)	(20.5)	117	6.1	148	—	265	14.0
Specialty Products	(332)	(18.8)	(22)	—	(354)	(20.0)	107	6.7	81	—	188	11.9
Undersea Tele-communications	(4)	(0.4)	—	—	(4)	(0.3)	599	105.8	1	—	600	106.2
Total	$(3,542)	(24.6)%	$(482)	$(93)	$(4,117)	(28.6)%	$944	7.5%	$823	$ 32	$1,799	14.3%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

Gross Income. Gross income decreased $1,637 million in fiscal 2009 as compared to fiscal 2008 and gross income as a percentage of net sales decreased by 430 basis points in fiscal 2009 as compared to fiscal 2008. The decrease was due to sales declines and unfavorable absorption of manufacturing costs associated with reduced production levels related to lower sales and our efforts to reduce inventory levels, partially offset by cost reductions from restructuring actions.

In fiscal 2008, gross income increased $454 million over fiscal 2007; however, gross income as a percentage of net sales decreased by 60 basis points. We were negatively impacted by lower volume growth in certain consumer related end markets in our Electronic Components segment and significant growth in our Undersea Telecommunications segment which has a margin below our Company average.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses as a percentage of net sales increased to 13.7% in fiscal 2009 as compared to 10.9% in fiscal 2008. In fiscal 2009, results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. In fiscal 2008, selling, general, and administrative expenses included a $36 million gain on the sale of real estate related to our Electronic Components segment. Excluding these items, selling, general, and administrative expenses decreased in fiscal 2009 from fiscal 2008, but increased as a percentage of sales due to decreases in sales volume.

Selling, general, and administrative expenses as a percentage of net sales were 10.9% and 12.0% in fiscal 2008 and 2007, respectively. As discussed above, in fiscal 2008, selling, general, and administrative expenses included a $36 million gain on the sale of real estate. Excluding this gain, selling, general, and administrative expenses were lower as a percentage of sales in fiscal 2008 due to sales volume leverage of our overhead structure. In 2007, selling, general, and administrative expenses included allocated overhead expenses from Tyco International of $152 million. Also, we incurred costs of $41 million in fiscal 2007 related to building separate company functions. A portion of these costs were duplicative in fiscal 2007 as we were also allocated costs related to these functions from Tyco International until the Separation date.

Research, Development, and Engineering Expenses. Research, development, and engineering expenses as a percentage of net sales increased to 5.2% in fiscal 2009 from 4.1% in fiscal 2008 and 4.2% in fiscal 2007. The increase as a percentage of net sales in fiscal 2009 was due to decreases in sales volume as well as our continued focus on future technologies within all four of our operating segments.

Pre-Separation Litigation Charges, Net. In fiscal 2009, we recorded charges of $144 million related to pre-Separation securities litigation. During the first six months of fiscal 2009, we, Tyco International, and Covidien entered into definitive agreements to settle actions captioned *Hess v. Tyco International Ltd., et al.* and *Sciallo v. Tyco International Ltd., et al.* and opt-out cases brought by the Commonwealth of Massachusetts Pension Reserves Investment Management Board, Franklin Mutual Advisers, LLC and related plaintiffs, and the Public Employees' Retirement Association of Colorado. Pursuant to the sharing formula in the Separation and Distribution Agreement, we recorded charges of $28 million for which no tax benefit was available. Additionally, in the second quarter of fiscal 2009, we recorded reserves totaling $375 million representing the best estimate of probable loss for the remaining securities litigation claims subject to the Separation and Distribution Agreement, including remaining opt-out cases and cases arising under ERISA. As a result, we recorded a pre-tax charge in the first six months of fiscal 2009 of $116 million for our share of the reserves. Upon final settlement of the ERISA cases in the fourth quarter of fiscal 2009, we recorded a $25 million tax benefit. There were no tax benefits attributable for the other cases.

During the third and fourth quarters of fiscal 2009, we, Tyco International, and Covidien, settled the remaining opt-out cases for $201 million and eight consolidated class actions brought under ERISA against Tyco International and certain of our current and former employees, officers and directors for a total of $70 million. Pursuant to the sharing formula, our share of the settlement amounts was $85 million. As we had previously established reserves for these opt-out cases and consolidated actions during the second quarter of fiscal 2009, the settlements did not impact our Consolidated and Combined Statement of Operations.

In fiscal 2008, we recorded a net charge of $22 million related to pre-Separation securities litigation. A charge of $11 million, for which no tax benefit was available, was recorded in connection with Tyco International's settlement of previously disclosed securities litigation captioned *Ballard v. Tyco International Ltd., et al.* for $36 million. Also, in connection with Tyco International's settlement of securities litigation with the State of New Jersey for $73 million, we recorded a charge of $23 million, for which no tax benefit was available. These charges represent our share of the settlement costs in accordance with the sharing percentages included in the Separation and Distribution Agreement. Also, we recorded income of $12 million in fiscal 2008 related to Tyco International's recovery of certain costs from insurers.

In fiscal 2007, we were allocated a charge from Tyco International of $922 million for the class action settlement, for which no tax benefit was available. In addition, in fiscal 2007, we were allocated $35 million of income relating to Tyco International's expected recovery of certain costs from insurers.

See "Part I. Item 3. Legal Proceedings" and Note 15 to the Consolidated and Combined Financial Statements for additional information regarding the class action settlement and the settlement of pre-Separation securities litigation.

Separation Costs. In connection with the Separation, we incurred costs of $44 million in fiscal 2007, primarily related to employee costs, including non-cash compensation expense of $11 million related to the modification of share option awards at Separation and $12 million related to the acceleration of restricted share award vesting as a result of Separation. See Note 23 to the Consolidated and Combined Financial Statements for further information on the conversion of Tyco International share option awards into Tyco Electronics share option awards.

Restructuring and Other Charges, Net. Net restructuring and other charges were $375 million in fiscal 2009 as compared to $219 million in fiscal 2008. Total charges, including amounts reflected in cost of sales, increased $145 million to $373 million in fiscal 2009 from $228 million in fiscal 2008. Increases resulted primarily from new actions initiated in fiscal 2009 to reduce costs in response to market conditions and primarily related to headcount reductions and manufacturing site closures in the Electronic Components, Network Solutions, and Specialty Products segments. Fiscal 2009 charges included a long-lived asset impairment in our Network Solutions segment of $14 million primarily related to the divestiture of the Dulmison connectors and fittings product line within our energy business. As discussed above, subsequent to fiscal year end 2009, we signed an agreement with a third party to sell this product line. Fiscal 2008 charges included long-lived asset impairments in our Electronic Components segment of $34 million, consisting of $22 million related to the divestiture of our Battery Systems business and $12 million related to certain dedicated manufacturing lines serving the North American automotive market.

In fiscal 2008, net restructuring and other charges were $219 million as compared to $92 million in fiscal 2007. Total charges, including amounts reflected in cost of sales, were $228 million and $97 million in fiscal 2008 and 2007, respectively. As discussed above, fiscal 2008 charges included long-lived asset impairments of $34 million. Additional increases in fiscal 2008 over fiscal 2007 resulted from our strategic priority to simplify our manufacturing footprint. During fiscal 2008 and 2007, we initiated restructuring actions primarily relating to the migration of product lines to lower-cost countries and the exit of certain manufacturing operations in the Electronic Components and Network Solutions segments. Restructuring charges recorded in both fiscal 2008 and 2007 primarily related to employee severance and benefits.

See Note 4 to the Consolidated and Combined Financial Statements for additional information regarding net restructuring and other charges.

Impairment of Goodwill. During fiscal 2009, we recorded a goodwill impairment charge of $3,435 million in our Electronic Components segment, of which $2,088 million and $1,347 million related to the Automotive and Communications and Industrial Solutions reporting units, respectively. We also recorded a goodwill impairment charge of $112 million in our Specialty Products segment related to the Circuit Protection reporting unit.

During fiscal 2008, we recorded a goodwill impairment charge of $103 million which related to the Global Application Tooling Division reporting unit of our Electronic Components segment.

See Note 8 to the Consolidated and Combined Financial Statements for further information regarding the impairment of goodwill.

Operating Income (Loss). Operating loss was $3,474 million in fiscal 2009 as compared to operating income of $1,663 million in fiscal 2008. Fiscal 2009 results included goodwill impairment charges, restructuring and other charges, and pre-Separation litigation charges of $3,547 million, $373 million, and $144 million, respectively. In addition, fiscal 2009 results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transaction and resulting primarily from the devaluation of certain eastern European currencies. In fiscal 2008, operating income included restructuring and other charges of $228 million, goodwill impairment charges of $103 million, a gain on the sale of real estate of $36 million, and pre-Separation litigation charges of $22 million. Excluding these items, the decreases in operating income resulted from lower sales levels and unfavorable absorption of manufacturing costs associated with reduced production levels and the focus on reducing inventories, which were partially offset by cost reduction programs.

Operating income was $1,663 million, or 11.6% of net sales, in fiscal 2008 as compared to $655 million, or 5.2% of net sales, in fiscal 2007. As discussed above, fiscal 2008 results included restructuring and other charges of $228 million, goodwill impairment charges of $103 million, a gain on the sale of real estate of $36 million, and pre-Separation litigation charges of $22 million. Fiscal 2007 results included $887 million of allocated pre-Separation litigation charges, $97 million of restructuring related and other charges, $44 million of separation costs, and $41 million of costs related to building separate company functions. Excluding these items, higher sales levels in fiscal 2008 drove the increases in operating income. The increase as a percentage of net sales resulted from increased operating margin in our Undersea Telecommunications segment, primarily due to sales volume leverage of our overhead structure.

Results of Operations by Segment

Electronic Components

	Fiscal		
	2009	2008	2007
	($ in millions)		
Net sales	$ 5,961	$9,277	$8,531
Operating income (loss)	$(3,716)	$ 978	$1,063
Operating margin	NM[1]	10.5%	12.5%

(1) Not meaningful.

The following table sets forth Electronic Components' percentage of total net sales by primary industry end market[(1)]:

	Fiscal		
	2009	2008	2007
Automotive	46%	48%	47%
Computer	11	11	12
Communications	11	10	10
Appliance	6	6	6
Industrial	5	5	5
Consumer Electronics	2	2	2
Other	19	18	18
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Electronic Components' net sales compared to the prior fiscal year by primary industry end market[(1)]:

	Fiscal											
	2009						2008					
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year					
	Organic[(2)]		Translation[(3)]	Divestiture	Total		Organic[(2)]		Translation[(3)]	Divestiture	Total	
	($ in millions)											
Automotive	$(1,471)	(33.1)%	$(227)	$ —	$(1,698)	(38.2)%	$107	2.7%	$365	$—	$472	11.8%
Computer	(350)	(35.9)	2	(3)	(351)	(36.0)	(62)	(6.0)	31	(2)	(33)	(3.3)
Communications	(258)	(26.4)	18	(74)	(314)	(32.1)	96	12.0	35	22	153	18.8
Appliance	(156)	(29.1)	(12)	—	(168)	(31.4)	(11)	(2.0)	35	—	24	4.8
Industrial	(181)	(35.2)	(23)	2	(202)	(39.4)	72	18.5	41	—	113	28.7
Consumer Electronics	(53)	(27.7)	2	(8)	(59)	(31.1)	(11)	(4.9)	4	4	(3)	(1.5)
Other	(467)	(28.2)	(47)	(10)	(524)	(31.9)	(70)	(4.2)	82	8	20	1.2
Total	$(2,936)	(31.7)%	$(287)	$(93)	$(3,316)	(35.7)%	$121	1.4%	$593	$32	$746	8.7%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3) Represents the change in net sales resulting from changes in foreign currency exchange rates.

Fiscal 2009 Compared to Fiscal 2008

In fiscal 2009 Electronic Components' net sales decreased $3,316 million, or 35.7%, to $5,961 million from $9,277 million in fiscal 2008. The weakening of certain foreign currencies negatively affected net sales by $287 million, or 3.1%, in fiscal 2009 as compared to fiscal 2008. Organic net sales decreased by $2,936 million, or 31.7%, in fiscal 2009 primarily due to declines in volume in all of the end markets we serve.

Electronic Components organic net sales decreased 33.1% in the automotive market in fiscal 2009 as compared to fiscal 2008. The decrease was broad-based and resulted from declines of 36.8% in North America region, 36.9% in the EMEA region, and 25.6% in the Asia-Pacific region that were driven by reductions in production by automotive manufacturers as well as inventory reductions throughout the automotive supply chain. Our organic net sales decline of 35.9% in the computer market in fiscal 2009 as compared to fiscal 2008 was attributable to general market weakness, inventory corrections in the supply chain, and reductions in market share related to our strategy to improve margins by exiting certain low-margin portions of this market. In the communications market, our organic net sales decline of 26.4% in fiscal 2009 as compared to fiscal 2008 was driven by declines of 25.9% and 27.4% in our sales of interconnect components to communication equipment manufacturers and mobile phone manufacturers, respectively. In the appliance market, our organic net sales decreased 29.1% in fiscal 2009 as compared to fiscal 2008 due to reduced consumer demand, weak housing starts, and retailer inventory reductions. In fiscal 2009, our organic net sales decreased 35.2% in the industrial market as compared to fiscal 2008 primarily as a result of reduced demand for factory automation and other industrial equipment due to declines in capital investments by our customers.

Electronic Components had an operating loss of $3,716 million in fiscal 2009 as compared to income of $978 million in fiscal 2008. As discussed above, segment results included goodwill impairment charges of $3,435 million and $103 million in fiscal 2009 and fiscal 2008, respectively. Also, segment results included a $36 million gain on the sale of real estate in fiscal 2008. Excluding these items, the remaining decrease in fiscal 2009 as compared to fiscal 2008 resulted from the sales decline and unfavorable absorption of manufacturing costs associated with reduced production levels and inventory reductions, partially offset by cost savings from restructuring actions. In addition, fiscal 2009 segment results were negatively impacted by an increase in restructuring and other charges of $80 million and a net foreign currency loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies.

Fiscal 2008 Compared to Fiscal 2007

In fiscal 2008, Electronic Components' net sales increased $746 million, or 8.7%, to $9,277 million from $8,531 million in fiscal 2007. The strengthening of certain foreign currencies favorably affected net sales by $593 million, or 6.9%, in fiscal 2008 as compared to fiscal 2007. Organic net sales growth of $121 million, or 1.4%, in fiscal 2008 resulted from increases in volume partially offset by price erosion.

Electronic Components' organic net sales growth by industry end market was strongest in the industrial and communications markets in fiscal 2008. Our organic net sales growth of 18.5% in the industrial market in fiscal 2008 over fiscal 2007 was due to global demand for products in the solar market and investment in industrial equipment for emerging markets. In the communications market, our organic net sales growth of 12.0% in fiscal 2008 as compared to fiscal 2007 was primarily due to 30.3% growth in our sales of interconnect components to mobile phone manufacturers resulting from our strategic efforts to increase our market share as well as end market unit growth. In the automotive market, our organic net sales growth of 2.7% in fiscal 2008 over fiscal 2007 resulted from growth in the Asia-Pacific region of 12.4% and the EMEA region of 3.7% partially offset by a 16.1% decline in the North America region that was driven by continued reductions in production by automotive manufacturers. In the computer market, our organic net sales decline of 6.0% in fiscal 2008 as compared to fiscal 2007 resulted from a strategic decision to exit certain low-margin products, which negatively impacted net sales by approximately $57 million, and to be more selective in the new projects in which we participate.

Electronic Components' operating income decreased $85 million, or 8.0%, to $978 million in fiscal 2008 from $1,063 million in fiscal 2007. In fiscal 2008, segment results included goodwill impairment charges of $103 million and a gain on the sale of real estate of $36 million. In addition, Electronic Components incurred $28 million of costs in fiscal 2007 that related to our Separation from Tyco International. Excluding these items, higher sales were partially offset by higher raw material costs as well as an increase in restructuring costs of $146 million in fiscal 2008 over fiscal 2007.

Network Solutions

	Fiscal		
	2009	2008	2007
	($ in millions)		
Net sales	$1,719	$2,162	$1,897
Operating income	$ 133	$ 251	$ 229
Operating margin	7.7%	11.6%	12.1%

The following table sets forth Network Solutions' percentage of total net sales by primary industry end market[1]:

	Fiscal		
	2009	2008	2007
Energy	47%	45%	44%
Service Providers	28	29	30
Enterprise Networks	24	25	25
Other	1	1	1
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Network Solutions' net sales compared to the prior fiscal year by primary industry end market[1]:

	Fiscal									
	2009					2008				
	Change in Net Sales versus Prior Fiscal Year					Change in Net Sales versus Prior Fiscal Year				
	Organic[2]		Translation[3]	Total		Organic[2]		Translation[3]	Total	
	($ in millions)									
Energy	$ (88)	(9.0)%	$ (89)	$(177)	(18.1)%	$ 50	6.0%	$ 76	$126	15.0%
Service Providers	(76)	(12.3)	(53)	(129)	(20.9)	20	3.5	41	61	10.8
Enterprise Networks	(105)	(19.1)	(35)	(140)	(25.5)	51	10.6	37	88	18.4
Other	(1)	(5.7)	4	3	16.7	(4)	(28.6)	(6)	(10)	(58.8)
Total	$(270)	(12.5)%	$(173)	$(443)	(20.5)%	$117	6.1%	$148	$265	14.0%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3) Represents the percentage change in net sales resulting from changes in foreign currency exchange rates.

Fiscal 2009 Compared to Fiscal 2008

Network Solutions' net sales decreased $443 million, or 20.5%, to $1,719 million in fiscal 2009 from $2,162 million in fiscal 2008. The weakening of certain foreign currencies negatively affected net sales by $173 million, or 8.0%, in fiscal 2009 over fiscal 2008. Organic net sales decreased $270 million, or 12.5%, in fiscal 2009 over fiscal 2008.

Our organic net sales decreased 9.0% in the energy industry end market in fiscal 2009 as compared to fiscal 2008 primarily due to declines in Europe. Sales in Europe were negatively impacted by slower investment levels by utilities and reduced customer inventory levels. In the service providers market, our organic net sales decrease of 12.3% in fiscal 2009 as compared to fiscal 2008 was largely due to a general slowing of capital spending by telecommunications companies. Our organic sales in the enterprise networks market decreased 19.1% in fiscal 2009 as compared to fiscal 2008 as a result of global declines in commercial construction and delayed investment in network upgrades.

Network Solutions' operating income decreased $118 million, or 47.0%, to $133 million in fiscal 2009 from $251 million in fiscal 2008. The decrease was the result of decreased sales, unfavorable absorption of manufacturing costs associated with reduced production levels and our targeted inventory reductions, and an increase in restructuring and other charges of $34 million in fiscal 2009 as compared to fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

Network Solutions' net sales increased $265 million, or 14.0%, to $2,162 million in fiscal 2008 from $1,897 million in fiscal 2007. The strengthening of certain foreign currencies favorably affected net sales by $148 million, or 7.9%, in fiscal 2008 over fiscal 2007. Organic net sales growth was $117 million, or 6.1%, in fiscal 2008 over fiscal 2007.

On an organic basis, Network Solutions' net sales growth was strongest in the enterprise networks industry end market in fiscal 2008 over fiscal 2007 with growth of 10.6% attributable to strong global demand for faster, higher capacity, and more secure networks. In the energy market, our organic net sales growth of 6.0% in fiscal 2008 as compared to fiscal 2007 was attributable to solid growth in EMEA, Asia, and North America. In western Europe and North America, growth resulted from the upgrade of aging power grids and the demand for alternate energy sources. In emerging markets within Asia and eastern Europe, growth was due to the build-out of energy infrastructure. In the service providers market, our organic net sales growth of 3.5% in fiscal 2008 over fiscal 2007 reflects increased spending levels at certain U.S. telecommunications carriers that more than offset declines in EMEA.

Network Solutions' operating income increased $22 million, or 9.6%, to $251 million in fiscal 2008 from $229 million in fiscal 2007. The operating income increase resulted from increases in volume and a decrease in restructuring costs of $14 million partially offset by a lower margin product mix and lower productivity levels in fiscal 2008 as compared to fiscal 2007. In addition, Network Solutions incurred $5 million of costs in fiscal 2007 that related to our Separation from Tyco International.

Specialty Products

	Fiscal		
	2009	2008	2007
	($ in millions)		
Net sales	$1,415	$1,769	$1,581
Operating income	$ 34	$ 296	$ 258
Operating margin	2.4%	16.7%	16.3%

The following table sets forth Specialty Products' percentage of total net sales by primary industry end market[1]:

	Fiscal		
	2009	2008	2007
Aerospace, Defense, and Marine	44%	42%	41%
Touch Systems	24	25	25
Medical	17	16	16
Circuit Protection	15	17	18
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Specialty Products' net sales compared to the prior fiscal year by primary industry end market[1]:

	Fiscal									
	2009					2008				
	Change in Net Sales versus Prior Fiscal Year					Change in Net Sales versus Prior Fiscal Year				
	Organic[2]		Translation[3]	Total		Organic[2]		Translation[3]	Total	
	($ in millions)									
Aerospace, Defense, and Marine	$(104)	(14.0)%	$(18)	$(122)	(16.4)%	$ 65	9.9%	$28	$ 93	14.3%
Touch Systems	(106)	(23.7)	(10)	(116)	(26.0)	33	8.5	23	56	14.4
Medical	(23)	(8.6)	(2)	(25)	(9.3)	3	1.0	8	11	4.2
Circuit Protection	(99)	(32.1)	8	(91)	(29.5)	6	2.3	22	28	10.0
Total	$(332)	(18.8)%	$(22)	$(354)	(20.0)%	$107	6.7%	$81	$188	11.9%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

(2) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates.

(3) Represents the percentage change in net sales resulting from changes in foreign currency exchange rates.

Fiscal 2009 Compared to Fiscal 2008

In fiscal 2009, Specialty Products' net sales decreased $354 million, or 20.0%, to $1,415 million from $1,769 million in fiscal 2008. The weakening of certain foreign currencies negatively affected net sales by $22 million, or 1.2%, in fiscal 2009 as compared to fiscal 2008. Organic net sales decreased $332 million, or 18.8%, in fiscal 2009 as compared to fiscal 2008.

Our organic net sales declined 14.0% in the aerospace, defense, and marine market in fiscal 2009 as compared to fiscal 2008 as a result of slowing demand for commercial aircraft and inventory corrections in the supply chain. In the touch systems market, our organic net sales decreased 23.7% in fiscal 2009 from fiscal 2008 due to global weakness in demand from the retail market. In the medical market, our organic net sales decrease of 8.6% in fiscal 2009 as compared to fiscal 2008 was due to inventory corrections in the supply chain and delayed capital spending by most healthcare providers. On an organic basis, our net sales decline of 32.1% in the circuit protection market in fiscal 2009 as compared to fiscal 2008 was due to reduced original equipment manufacturer production levels as well as significant inventory corrections in the supply chain.

Specialty Products' operating results decreased $262 million to $34 million in fiscal 2009 from $296 million in fiscal 2008. As discussed above, segment results included a goodwill impairment charge of $112 million in fiscal 2009. The remaining decrease in operating results was due to lower sales, unfavorable absorption of manufacturing costs associated with reduced production levels and our targeted inventory reductions, and an increase in restructuring and other charges of $28 million in fiscal 2009 as compared to fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

In fiscal 2008, Specialty Products' net sales increased $188 million, or 11.9%, to $1,769 million from $1,581 million in fiscal 2007. The strengthening of certain foreign currencies favorably affected net sales by $81 million, or 5.2%, in fiscal 2008 over fiscal 2007. Organic net sales growth of $107 million, or 6.7%, in fiscal 2008 over fiscal 2007 primarily related to sales of products to the aerospace, defense, and marine and touch systems markets.

In the aerospace, defense, and marine market, our organic net sales growth of 9.9% in fiscal 2008 as compared to fiscal 2007 was primarily attributable to strong demand in the commercial aviation market and spending for certain defense programs. Our organic net sales in the touch systems market increased 8.5% in fiscal 2008 as compared to fiscal 2007 largely due to the growing use of touch screen interfaces in numerous markets, particularly in the retail, gaming, medical, and industrial markets. In the circuit protection market, our organic net sales growth slowed to 2.3% in fiscal 2008 as compared to fiscal 2007 as a result of slowing growth in demand in the lithium-ion battery market for much of fiscal 2008 and the supply chain inventory correction in this market in late fiscal 2008. In the medical market, our organic net sales increase of 1.0% in fiscal 2008 as compared to fiscal 2007 reflected higher demand in surgical and imaging applications that was largely offset by the exit of certain low margin business in patient monitoring applications.

Specialty Products' operating results increased $38 million to $296 million in fiscal 2008 from $258 million in fiscal 2007. The operating income increase resulted from increases in volume and a higher margin product mix in fiscal 2008 as compared to fiscal 2007. These increases were partially offset by an increase in research, development, and engineering of $16 million. In addition, Specialty Products incurred $8 million of costs in fiscal 2008 related to a customs settlement. In fiscal 2007, Specialty Products also incurred $7 million of costs that related to our Separation from Tyco International.

Undersea Telecommunications

	Fiscal		
	2009	2008	2007
	($ in millions)		
Net sales	$1,161	$1,165	$565
Operating income	$ 219	$ 160	$ 36
Operating margin	18.9%	13.7%	6.4%

Fiscal 2009 Compared to Fiscal 2008

In fiscal 2009, Undersea Telecommunications' net sales decreased $4 million, or 0.3%, to $1,161 million from $1,165 million in fiscal 2008. Undersea Telecommunications' organic net sales decreased 0.4% in fiscal 2009 as compared to fiscal 2008 as revenue from existing and new projects offset the reduction caused by the completion, in fiscal 2008, of a transoceanic system that connects U.S. and China.

In fiscal 2009, Undersea Telecommunications' operating income increased $59 million to $219 million from $160 million in fiscal 2008. The decrease in income from the transoceanic system and an increase in restructuring and other charges of $3 million were more than offset by income from existing and new projects and favorable project mix in fiscal 2009 as compared to fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

In fiscal 2008, Undersea Telecommunications' net sales increased $600 million, or 106.2%, to $1,165 million from $565 million in fiscal 2007. This growth was attributable to our execution of the construction of a transoceanic system that connects the U.S. and China, as well as several other projects, including large projects in Asia, Africa, North America, and Europe.

In fiscal 2008, Undersea Telecommunications' operating income increased $124 million to $160 million from $36 million in fiscal 2007 as a result of increased volumes and improved operating leverage. Segment results included $1 million of costs in fiscal 2007 that related to our Separation from Tyco International.

Non-Operating Items

Interest Expense, Net

Net interest expense was $148 million in fiscal 2009 as compared to $158 million in fiscal 2008 and $179 million in fiscal 2007. The decrease of $10 million, or 6.3%, in fiscal 2009 from fiscal 2008 as well as the decrease of $21 million, or 11.7%, in fiscal 2008 from fiscal 2007 was driven by lower average debt levels resulting in lower interest expense partially offset by lower interest income.

A portion of Tyco International's net interest expense was allocated to us through June 1, 2007. During fiscal 2007, we were allocated net interest expense of $130 million, which included the impact of Tyco International's interest rate swaps. Management believes the net interest expense allocation basis was reasonable; however, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the period prior to Separation.

Other Income (Expense), Net

In fiscal 2009, we recorded net other expense of $48 million, consisting of $68 million of expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, a $22 million gain on the retirement of debt, and $2 million of unrealized losses on rabbi trust assets. The $68 million of expense is attributable to a net reduction of an indemnification asset primarily as a result of the settlement of various matters with the IRS. See Note 15 to the Consolidated and Combined Financial Statements for further information regarding the Tax Sharing Agreement. See Note 11 to the Consolidated and Combined Financial Statements for additional information regarding the gain on retirement of debt.

In fiscal 2008, we recorded other income of $567 million, pursuant to the Tax Sharing Agreement with Tyco International and Covidien, of which $545 million related to certain incremental tax liabilities recorded in connection with the adoption of the uncertain tax position provisions of Accounting Standards Codification ("ASC") 740 (Income Taxes). See Note 18 to the Consolidated and Combined Financial Statements for additional information regarding the adoption of the uncertain tax position provisions of ASC 740.

Net other expense of $219 million in fiscal 2007 includes an allocation from Tyco International of $232 million for loss on retirement of debt. See Note 11 to the Consolidated and Combined Financial Statements for additional information. Additionally, in fiscal 2007, we recorded other income of $13 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien.

Income Taxes

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which our operations are conducted and income and loss from operations is subject to taxation. In fiscal 2009, we changed our place of incorporation from Bermuda to Switzerland. We do not expect the change to materially impact our tax provision or cash tax burden.

Our effective tax rate was 15.7% for fiscal 2009 and includes the effects of the $3,547 million pre-tax impairment of goodwill for which a partial tax benefit of $523 million was recorded, a $28 million charge related to the settlement of a tax matter, a $144 million pre-tax charge related to pre-Separation securities litigation for which a partial tax benefit of $25 million was recorded, and a $24 million detriment related to a $68 million pre-tax expense recognized pursuant to our Tax Sharing Agreement with Tyco International and Covidien. Additionally, the effective tax rate for fiscal 2009 reflects adjustments related to prior years tax returns, including a $49 million tax benefit.

Our effective income tax rate was 26.1% for fiscal 2008 and includes a benefit of $198 million primarily related to the pre-tax income of $545 million recognized in connection with our adoption of the uncertain tax position provisions of ASC 740, for which no tax was provided. The effective tax rate was also impacted by increased accruals in fiscal 2008 of interest related to uncertain tax positions partially offset by a $42 million benefit associated with a favorable settlement with a taxing authority for certain pre-Separation tax issues. In addition, the effective tax rate for fiscal 2008 reflects the benefits of increased profitability in operations in lower tax rate jurisdictions, a $33 million benefit related to adjustments to tax account balances, a $25 million increase in the valuation allowance related to restructuring charges, and a $22 million tax detriment recorded in connection with the goodwill impairment charge for which a tax benefit was not fully realized.

Our effective tax rate for fiscal 2007 includes the effects of the pre-tax charges recorded in connection with the allocated class action settlement and loss on retirement of debt for which no tax benefits were recorded. These impacts on the effective tax rate in fiscal 2007 were $312 million and $81 million, respectively. In addition, the fiscal 2007 effective tax rate reflects tax detriments related to increased borrowings in order to fund the class action settlement escrow and our Separation from Tyco International.

The valuation allowance for deferred tax assets of $2,487 million and $873 million at fiscal year end 2009 and 2008, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740 which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized. Substantially all of these tax liabilities and related interest are recorded in income taxes on the Consolidated Balance Sheet as payment is not expected within one year.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2010. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 25, 2009, certain subsidiaries had approximately $14 billion of undistributed earnings that we intend to permanently reinvest. A liability could arise if our intentions to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Income (Loss) from Discontinued Operations, Net of Income Taxes

Loss from discontinued operations was $156 million in fiscal 2009 compared to income from discontinued operations of $255 million in fiscal 2008. In fiscal 2007, loss from discontinued operations was $340 million.

During fiscal 2009, we entered into a definitive agreement to sell our Wireless Systems business. In May 2009, we completed the sale for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on this transaction.

Pre-tax loss from discontinued operations for fiscal 2009 included pre-tax charges of $111 million related to the Wireless Systems business's contract with the State of New York. See Note 15 to the Consolidated and Combined Financial Statements for additional information regarding the State of New York contract. The income tax provision on discontinued operations for fiscal 2009 included $68 million relating to the impact of $319 million of goodwill written off in connection with the divestiture of the Wireless Systems business, for which a tax benefit was not fully realized, as well as $35 million of adjustments to the estimated tax provision on the Power Systems business as a result of the finalization of the tax basis of assets sold upon the filing of the fiscal 2008 income tax returns.

In September 2008, we completed the sale of the Radio Frequency Components and Subsystem business for net cash proceeds of $427 million and recorded a $184 million pre-tax gain on the sale. In September 2008, we also completed the sale of the Automotive Radar Sensors business for net cash proceeds of $42 million and recorded a $31 million pre-tax gain on the sale. In fiscal 2009, we recorded an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments relating to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses. The total pre-tax gain on the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses was $187 million and $32 million, respectively. Also during fiscal 2009, we received additional cash proceeds related to working capital of $29 million in connection with the fiscal 2008 sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses.

During fiscal 2008, we completed the sale of our Power Systems business for $102 million in net cash proceeds and recorded a $51 million pre-tax gain on the sale.

During fiscal 2007, the divestiture of our Power Systems business was authorized, and in connection with the approval, we recorded a $585 million pre-tax impairment charge. Also, in fiscal 2007, we completed the sale of the Printed Circuit Group business for $227 million in net cash proceeds and recorded a $45 million pre-tax gain on the sale.

See Note 5 to the Consolidated and Combined Financial Statements for additional information regarding discontinued operations.

Liquidity and Capital Resources

The following table summarizes our cash flows from operating, investing, and financing activities, as reflected on the Consolidated and Combined Statements of Cash Flows, for fiscal 2009, 2008, and 2007:

	Fiscal		
	2009	2008	2007
	(in millions)		
Net cash provided by (used in) operating activities	$ 1,329	$ 989	$ 1,525
Net cash provided by (used in) investing activities	391	895	(1,528)
Net cash provided by (used in) financing activities	(1,254)	(1,739)	431
Effect of currency translation on cash	(31)	1	46
Net increase (decrease) in cash and cash equivalents	$ 435	$ 146	$ 474

Our ability to fund our future capital needs will be affected by our ability to continue to generate cash from operations and our ability to access the capital markets, money markets, or other sources of financing, as well as the capacity and terms of our financing arrangements. We believe that cash generated from operations and, to the extent necessary, these other sources of potential funding are sufficient to meet our anticipated capital needs for the foreseeable future. Also, we may use excess capital to reduce our outstanding debt levels, including the possible repurchase of our public debt in accordance with applicable law, and purchase a portion of our outstanding common shares pursuant to our authorized share repurchase program. Current economic conditions have negatively impacted cash generated from operations; however, we continue to believe that actions taken by management to reduce costs and working capital, along with other sources of liquidity, will enable us to meet our future capital needs. There can be no assurance, however, that the cost or availability of future financing will not be impacted by continued financial market instability. We will continue to monitor financial markets, to respond as necessary to changing conditions.

Cash Flows from Operating Activities

The following table summarizes the sources and uses of our cash flows from operating activities for fiscal 2009, 2008, and 2007:

	Fiscal		
	2009	2008	2007
	(in millions)		
Operating income (loss)	$(3,474)	$1,663	$ 655
Impairment of goodwill	3,547	103	—
Class action settlement	—	(936)	887
Non-cash restructuring and other charges, net	49	81	23
Depreciation and amortization	515	539	496
Deferred income taxes	(583)	164	144
Provisions for losses on accounts receivable and inventory	74	42	74
Other, net	67	37	(18)
Income tax advance payment	—	—	(163)
Changes in assets and liabilities, net:			
Accounts receivable, net	651	(107)	(97)
Inventories	638	(221)	(76)
Accounts payable	(420)	41	79
Other	(114)	214	87
Interest income	17	32	53
Interest expense	(165)	(190)	(232)
Income tax (expense) benefit	576	(540)	(465)
Net cash provided by (used in) continuing operating activities	1,378	922	1,447
Net cash provided by (used in) discontinued operating activities	(49)	67	78
Net cash provided by (used in) operating activities	$ 1,329	$ 989	$1,525

Net cash provided by continuing operating activities was $1,378 million in fiscal 2009 as compared to $922 million in fiscal 2008 and $1,447 million in fiscal 2007.

The finalization of the class action settlement in February 2008 negatively impacted cash flows from operating activities during 2008. It resulted in a decrease to cash flows from operating activities and an increase to cash flows from investing activities of $936 million. It did not affect the cash balance on the Consolidated Balance Sheet because we had fully funded our portion of the class action settlement into an escrow account intended to be used to settle the liability during fiscal 2007. Related net class action settlement costs of $887 million were recognized in fiscal 2007.

Excluding the class action settlement, net cash provided by continuing operating activities was lower in fiscal 2009 as compared to fiscal 2008 primarily due to lower income levels partially offset by working capital improvements. Inventory levels decreased in the current year, with days on hand decreasing from 78 at fiscal year end 2008 to 68 at fiscal year end 2009.

The amount of pension and postretirement benefit contributions reflected in fiscal 2009, 2008, and 2007, were $145 million, $77 million, and $71 million, respectively. These amounts included voluntary pension contributions of $61 million in fiscal 2009. We expect pension contributions to be $85 million in fiscal 2010, before consideration of voluntary contributions.

The amount of income taxes paid, net of refunds, during fiscal 2009, 2008, and 2007, was $121 million, $359 million, $446 million, respectively. The decrease in fiscal 2009 reflects lower taxable earnings levels. The amount of income taxes paid, net of refunds, during fiscal 2007 included a $163 million advance payment to the IRS for pre-Separation tax liabilities.

Cash Flows from Investing Activities

The following table summarizes the sources and uses of our cash flows from investing activities for fiscal 2009, 2008, and 2007:

	Fiscal		
	2009	2008	2007
	(in millions)		
Capital expenditures	$(328)	$(610)	$ (863)
Proceeds from sale of property, plant, and equipment	13	42	41
Class action settlement escrow	—	936	(928)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	693	571	227
Proceeds from divestiture of businesses, net of cash retained by businesses sold	17	—	—
Other	(1)	(29)	(3)
Net cash provided by (used in) continuing investing activities	394	910	(1,526)
Net cash provided by (used in) discontinued investing activities	(3)	(15)	(2)
Net cash provided by (used in) investing activities	$ 391	$ 895	$(1,528)

We continue to fund capital expenditures to support new programs and to invest in machinery and our manufacturing facilities to further enhance productivity and manufacturing capabilities. Capital spending decreased $282 million in fiscal 2009 to $328 million as compared to $610 million in fiscal 2008. We expect fiscal 2010 capital spending levels to be approximately $425 million. During fiscal 2007, we exercised our option to buy five cable-laying sea vessels that were previously leased to us and used by the Undersea Telecommunications segment at a cost of $280 million, which was reflected as a capital expenditure.

In fiscal 2009, we received net cash proceeds of $664 million related to the sale of our Wireless Systems business. Also, in fiscal 2009, we received additional cash proceeds related to working capital of $29 million in connection with the sale of the Radio Frequency Components and Subsystems and Automotive Radar Sensors businesses which occurred in fiscal 2008 and $17 million primarily related to the divestiture of the Battery Systems business.

In fiscal 2008, we received net cash proceeds of $102 million, $427 million, and $42 million related to the sale of the Power Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses, respectively.

In fiscal 2007, we received $227 million in net cash proceeds related to the sale of the Printed Circuit Group business.

As discussed above, during fiscal 2007, we funded our portion of the class action settlement escrow for $928 million. The finalization of the class action settlement in fiscal 2008 resulted in an increase to cash flows from investing activities of $936 million, but did not affect the cash balance on the Consolidated Balance Sheet.

Cash Flows from Financing Activities and Capitalization

The following table summarizes the sources and uses of our cash flows from financing activities for fiscal 2009, 2008, and 2007:

	Fiscal		
	2009	2008	2007
	(in millions)		
Net (decrease) increase in commercial paper	$ (649)	$ 630	$ —
Proceeds from long-term debt	448	900	5,676
Repayment of long-term debt	(602)	(1,751)	(2,455)
Allocated debt activity	—	—	(3,743)
Net transactions with former parent	—	—	1,112
Repurchase of common shares	(152)	(1,242)	—
Payment of common share dividends and cash distributions to shareholders	(294)	(271)	—
Other	(61)	47	(86)
Net cash provided by (used in) continuing financing activities	(1,310)	(1,687)	504
Net cash provided by (used in) discontinued financing activities	56	(52)	(73)
Net cash provided by (used in) financing activities	$(1,254)	$(1,739)	$ 431

Total debt at fiscal year end 2009 and 2008 was $2,417 million and $3,181 million, respectively. See Note 11 to the Consolidated and Combined Financial Statements for additional information regarding debt.

During June 2009, Tyco Electronics Group S.A. ("TEGSA"), our wholly-owned subsidiary, commenced a tender offer to purchase up to $150 million principal amount of its 6.00% senior notes due 2012, up to $100 million principal amount of its 6.55% senior notes due 2017, and up to $100 million principal amount of its 7.125% senior notes due 2037. On July 7, 2009, the tender offer expired and on July 9, 2009, TEGSA purchased and cancelled $86 million principal amount of its 6.00% senior notes due 2012, $42 million principal amount of its 6.55% senior notes due 2017, and $23 million principal amount of its 7.125% senior notes due 2037 for an aggregate payment of $141 million, plus paid accrued interest through July 7, 2009 of $3 million to the sellers of the notes. As a result of the transaction, in fiscal 2009, we recorded a pre-tax gain of $22 million, which is included in other income, including the write-off of unamortized discounts and fees of $1 million and the recognition of a gain of $12 million associated with terminated interest rate swaps previously designated as fair value hedges. Additionally, as a result of the re-purchase and cancellation, unamortized losses in accumulated other comprehensive income of $3 million related to terminated starting forward interest rate swaps designated as cash flow hedges were recognized as interest expense.

In April 2007, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"). In fiscal 2009, $75 million of the commitment was assigned by Lehman Brothers Bank, FSB to TEGSA, reducing the total effective commitment to $1,425 million. Borrowings under the Credit Facility bear interest, at TEGSA's option, at a base rate or the London interbank offered rate plus a margin dependent on TEGSA's credit ratings and the amount drawn under the facility. TEGSA is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on its credit ratings. As of fiscal year end 2009 and 2008, TEGSA had no borrowings under the Credit Facility. Borrowings under the commercial paper program are backed by the Credit Facility.

As of fiscal year end 2008, TEGSA had $647 million of commercial paper outstanding at an average interest rate of 4.01%. We have repaid and suspended our borrowings under the commercial paper program as a result of unfavorable market conditions in fiscal 2009.

Our Credit Facility contains a financial ratio covenant providing that if our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered under the Credit Facility. The Credit Facility and our other debt agreements contain other customary covenants. None of our covenants are presently considered restrictive to our operations. As of September 25, 2009, we were in compliance with all of our debt covenants and believe that we will continue to be in compliance with our existing covenants for the foreseeable future.

TEGSA's payment obligations under its senior notes, Credit Facility, commercial paper, and profit sharing notes issued by a subsidiary are fully and unconditionally guaranteed by Tyco Electronics Ltd.

Payments of common share dividends and cash distributions to shareholders were $294 million and $271 million in fiscal 2009 and 2008, respectively. In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.17 per share for each of the first and second quarters of fiscal 2010. This capital reduction will reduce the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92). The distribution will be paid in U.S. Dollars at a rate of $0.16 per share for each of the first and second quarters of fiscal 2010. Future distributions or dividends on our common shares, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such distributions or dividends be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant.

During fiscal 2009, we purchased approximately 6 million of our common shares for $125 million under our share repurchase program. Also, during fiscal 2009, we settled purchases of $27 million of our common shares which occurred prior to the end of fiscal 2008. In fiscal 2008, we repurchased approximately 37 million common shares for $1,269 million under this program, of which $1,242 million was paid as of September 26, 2008. No common shares were repurchased under this program in fiscal 2007. Since inception of the share repurchase program, which has a current authorization of $2,000 million, we have purchased approximately 43 million shares for $1,394 million.

Commitments and Contingencies

The following table provides a summary of our contractual obligations and commitments for debt, minimum lease payments obligations under non-cancelable leases, and other obligations at fiscal year end 2009.

		Payments due by fiscal year					
	Total	2010	2011	2012	2013	2014	There-after
				(in millions)			
Debt[1]	$2,417	$101	$ 7	$ 1	$786	$301	$1,221
Operating leases	406	108	76	56	37	32	97
Purchase obligations[2]	76	71	4	1	—	—	—
Total contractual cash obligations[3][4][5]	$2,899	$280	$87	$58	$823	$333	$1,318

(1) Excludes interest.

(2) Purchase obligations consist of commitments for purchases of goods and services.

(3) The table above does not reflect unrecognized tax benefits of $1,799 million and related accrued interest and penalties of $1,215 million, the timing of which is uncertain. See Note 18 to the Consolidated and Combined Financial Statements for additional information regarding unrecognized tax benefits, interest, and penalties.

(4) The table above does not reflect pension and postretirement benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. We expect to contribute $85 million to pension and postretirement benefit plans in fiscal 2010, before consideration of voluntary contributions. These plans and our estimates of future contributions and benefit payments are more fully described in Note 14 to the Consolidated and Combined Financial Statements.

(5) Other long-term liabilities of $634 million, of which $339 million related to our ASC 460 (Guarantees) liability, are excluded from the table above as we are unable to estimate the timing of payment for these items. See Note 12 to the Consolidated and Combined Financial Statements for more information regarding ASC 460.

Income Tax Matters

In connection with the Separation, we entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics', and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon Separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, Tyco International, Covidien, and Tyco Electronics share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved pre-Separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by Tyco Electronics with respect to unresolved pre-Separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies with respect to unresolved pre-Separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation.

Prior to Separation, certain of our subsidiaries filed combined tax returns with Tyco International. Those and other of our income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, which relate specifically to Tyco Electronics entities, have been recorded on the Consolidated and Combined Financial Statements. In addition, we may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated and Combined Financial Statements. See Note 12 to the Consolidated and Combined Financial Statements for additional information.

In prior years, in connection with the IRS audit of various fiscal years, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. The IRS accepted substantially all of the proposed adjustments for fiscal 1997 through 2000 for which the IRS had completed its field work. On the basis of previously accepted amendments, we have determined that acceptance of adjustments presented for additional periods through fiscal 2005 is probable and, accordingly, have recorded them, as well as the impacts of the adjustments accepted by the IRS, on the Consolidated and Combined Financial Statements.

Tyco International continues to complete proposed adjustments to the remainder of its U.S. federal income tax returns. In fiscal 2009, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and in connection with these adjustments, we recorded a $97 million increase in income tax liabilities, a $10 million increase in deferred tax assets, a $60 million increase in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, and a $27 million charge to contributed surplus. In fiscal 2008, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and presented to the IRS. As a result, in fiscal 2008, we recorded a $225 million decrease in income tax liabilities, a $42 million decrease in deferred tax assets, a $140 million decrease in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, a $57 million increase in the indemnification liability to Tyco International and Covidien, and a $14 million charge to contributed surplus. See Note 12 to the Consolidated and Combined Financial Statements for additional information regarding the indemnification liability to Tyco International and Covidien.

In fiscal 2008, Tyco International, Covidien, and we completed and filed certain fiscal 2007 U.S. consolidated federal and state income tax returns which included a combination of Tyco International, Covidien, and our subsidiaries. As a result, we recorded a $66 million decrease in income tax liabilities with a corresponding offset to the income tax receivable, a $44 million decrease in the receivable from Tyco International and Covidien and a $42 million decrease in the payable to Tyco International and Covidien pursuant to the Tax Sharing Agreement, a $30 million increase in contributed surplus, and a $32 million net adjustment to other related tax accounts.

As our tax return positions continue to be updated for periods prior to Separation, additional adjustments may be identified and recorded on the Consolidated and Combined Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, we believe that any resulting adjustments will not have a material impact on our results of operations, financial position, or cash flows. Additionally, adjustments may be recorded to shareholders' equity in the future for the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien, and/or our subsidiaries for the periods prior to the Separation.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the periods under audit. Tyco International has agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact of $458 million which was paid by Tyco International during fiscal 2007. Our portion of this payment was $163 million. It is our understanding that Tyco International has appealed other proposed adjustments totaling approximately $1 billion and is vigorously defending its prior filed tax return positions. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. Any penalty imposed would be subject to sharing with Tyco International and Covidien under the Tax Sharing Agreement. It is our understanding that Tyco International is vigorously opposing the assertion of any such penalties.

It is our understanding that Tyco International has made progress during fiscal 2009 towards resolving several of the disputed tax issues for the years 1997 through 2000 and it could reach agreement with the IRS on these matters within the next twelve months. During the fourth quarter of fiscal 2009, Tyco International settled a matter with the IRS concerning certain tax deductions claimed on Tyco International's income tax returns for the years 2001 through 2004. As a result of this settlement, we recorded a $28 million income tax charge in the fourth quarter of fiscal 2009 to reflect the disallowance of a portion of these deductions. The IRS continues to audit certain Tyco International income tax returns for the years 2001 through 2004.

We continue to believe that the amounts recorded on our Consolidated and Combined Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to our results of operations, financial position, or cash flows.

Legal Matters

In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements, and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that these proceedings will have a material adverse effect on our results of operations, financial position, or cash flows. However, one or more of the proceedings could have a material adverse effect on our results of operations, financial position, or cash flows in a future period. See "Part I. Item 3. Legal Proceedings" and Note 15 to the Consolidated and Combined Financial Statements for further information regarding legal proceedings.

As previously reported, prior to the Separation Tyco International and certain of its former directors and officers were named as defendants in over 40 purported securities class action lawsuits, including ERISA-related litigation. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to the securities actions were allocated among Tyco International, Covidien, and us. We are responsible for 31% of potential liabilities that may arise upon the resolution of the remaining pending litigation. If Tyco International or Covidien were to default on their obligation to pay their allocated share of these liabilities, however, we would be required to pay additional amounts. Subject to the terms and conditions of the Separation and Distribution Agreement, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. The liability sharing provisions regarding these securities actions are set forth in the Separation and Distribution Agreement among Tyco International, Covidien, and us.

Class Action Settlement

As previously reported, Tyco International settled 32 of the purported securities class action lawsuits arising from the actions alleged to have been taken by its prior management. All legal contingencies that could have affected the final order approving the settlement expired on February 21, 2008. The settlement did not resolve all securities cases. Additional settlements of remaining securities actions have been reached subsequently as discussed below. As of the opt-out deadline for the settlement, Tyco International received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. A number of these individuals and entities filed actions separately against Tyco International and/or Tyco International, Covidien, and us, all of which have been settled subsequently as discussed below. See "Part I. Item 3. Legal Proceedings" and Note 15 to the Consolidated and Combined Financial Statements for additional information about these proceedings.

In fiscal 2007, we were allocated a charge from Tyco International of $922 million for the class action settlement, for which no tax benefit was available. In addition, in fiscal 2007, we were allocated $35 million of income relating to Tyco International's expected recovery of certain costs from insurers. The net charge of $887 million was recorded on the Consolidated and Combined Statement of Operations as pre-Separation litigation charges, net. The portion allocated to us was consistent with the sharing percentage included in the Separation and Distribution Agreement. Tyco International placed funds in escrow for the benefit of the class. The escrow account earned interest that was payable to the class. In addition, interest was accrued on the class action settlement liability.

The finalization of the class action settlement in February 2008 resulted in the extinguishment of our class action settlement liability of $3,020 million, interest in the escrow of $936 million, and class action settlement receivable of $2,084 million from the Consolidated Balance Sheet in fiscal 2008. The finalization of the settlement resulted in a decrease to cash flows from operating activities and an increase to cash flows from investing activities during fiscal 2008. It did not affect the cash balance on the Consolidated Balance Sheet because we had previously fully funded our portion of the class action settlement into an escrow account intended to be used to settle the liability, as mentioned above.

Settlement of Securities Proceedings Not Covered by the Class Action Settlement

In fiscal 2008, Tyco International settled securities litigation captioned *New Jersey v. Tyco International Ltd., et al.* and *Ballard v. Tyco International Ltd., et al.* for $73 million and $36 million, respectively. Pursuant to the sharing formula in the Separation and Distribution Agreement, we recorded charges of $34 million, for which no tax benefit was available, in fiscal 2008. In addition, we recorded income of $12 million in fiscal 2008 related to Tyco International's recovery of certain costs from insurers.

During the first quarter of fiscal 2009, we, Tyco International, and Covidien entered into definitive agreements to settle actions captioned *Hess v. Tyco International Ltd., et al.* and *Sciallo v. Tyco International Ltd., et al.* and an opt-out case brought by the Commonwealth of Massachusetts Pension Reserves Investment Management Board. Pursuant to the sharing formula in the Separation and Distribution Agreement, we recorded charges of $9 million, for which no tax benefit was available.

During the second quarter of fiscal 2009, we, Tyco International, and Covidien settled opt-out cases with Franklin Mutual Advisers, LLC and related plaintiffs and the Public Employees' Retirement Association of Colorado. Pursuant to the sharing formula, we recorded charges of $19 million, for which no tax benefit was available. Additionally, we recorded reserves totaling $375 million representing the best estimate of probable loss for the remaining securities litigation claims subject to the Separation and Distribution Agreement, including remaining opt-out cases and cases arising under ERISA. As a result, we recorded a pre-tax charge in the second quarter of fiscal 2009 of $116 million for our share of the reserves. Upon final settlement of the ERISA cases in the fourth quarter of fiscal 2009, we recorded a $25 million tax benefit. There were no tax benefits attributable for the other cases.

During the third quarter of fiscal 2009, we, Tyco International, and Covidien settled five of the remaining opt-out cases for $199 million. Pursuant to the sharing formula, our share of the settlement amounts was $62 million. As we had previously established reserves for these opt-out cases during the second quarter of fiscal 2009, the settlements did not impact our Consolidated and Combined Statement of Operations.

During the fourth quarter of fiscal 2009, we, Tyco International, and Covidien settled for a total of $70 million eight consolidated class actions brought under ERISA against Tyco International and certain of its current and former employees, officers and directors. Pursuant to the sharing formula, our share of the settlement amount was $22 million. Also, during the fourth quarter of fiscal 2009, we, Tyco International, and Covidien agreed to settle the remaining opt-out case for $2 million. Pursuant to the sharing formula, our share of the settlement amount was $1 million. As we had previously established reserves for these consolidated actions and this opt-out case during the second quarter of fiscal 2009, the settlements did not impact our Consolidated and Combined Statement of Operations. Only three of the securities cases remain outstanding.

Matters Related to Our Former Wireless Systems Business

Certain liabilities and contingencies related to our former Wireless Systems business were retained by us when this business was sold in the third quarter of fiscal 2009. These include certain retained liabilities related to the State of New York contract and a contingent purchase price commitment related to the acquisition of Com-Net by the Wireless Systems business in 2001. See additional information below. Also, see Note 5 to the Consolidated and Combined Financial Statements for additional information regarding the divestiture of the Wireless Systems business.

State of New York Contract

On September 19, 2005, we were awarded a twenty-year lease contract with the State of New York to construct, operate, and maintain a statewide wireless communications network for use by state and municipal first responders. On August 29, 2008, we were served by the State with a default notice related to the first regional network, pursuant to the contract. Under the terms of the contract, we had 45 days to rectify the purported deficiencies noted by the State. On October 16, 2008, we informed the State that all technical deficiencies had been remediated and the system was operating in accordance with the contract specifications and certified the system ready for testing. The State conducted further testing during November and December 2008. On January 15, 2009, the State notified us that, in the State's opinion, we had not fully remediated the issues cited by the State and it had determined that we were in default of the contract and that it had exercised its right to terminate the contract. The State contends that it has the right under the contract to recoup costs incurred by the State in conjunction with the implementation of the network, and as a result of this contention, on January 16, 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by us. The State has the ability to draw up to an additional $50 million against the standby letter of credit, although we dispute that the State has any basis to do so.

On February 13, 2009, we filed a claim in the New York Court of Claims, seeking over $100 million in damages, and alleging a number of causes of action, including breach of contract, unjust enrichment, defamation, conversion, breach of the covenant of good faith and fair dealing, the imposition of a constructive trust, and seeking a declaration that the State terminated the contract "for convenience." On September 25, 2009, the Court granted the State's motion to dismiss all counts of the complaint, with the exception of the breach of contract claims. On November 16, 2009, the State filed an answer to the complaint and counterclaim. The counterclaim asserts a claim for breach of contract and alleges that the State has incurred damages in excess of $275 million. We believe that the counterclaim is without merit and intend to vigorously pursue our claims in this matter. The parties are now proceeding with discovery.

As a result of these actions, in the first quarter of fiscal 2009, we recorded pre-tax charges totaling $111 million associated with this contract. These charges are reflected in income (loss) from discontinued operations on the Consolidated and Combined Statement of Operations as a result of our sale of the Wireless Systems business. See Note 5 to the Consolidated and Combined Financial Statements for further discussion of discontinued operations and the sale of the Wireless Systems business. The charges included an impairment charge of $61 million to write-off all costs incurred in constructing the network as well as a charge equal to the amount drawn by the State against the standby letter of credit of $50 million. The assets related to the impairment charge were previously reflected primarily as inventory on the Consolidated Balance Sheet. We have not recognized any revenue related to the lease contract.

Com-Net

At September 25, 2009, we had a contingent purchase price commitment of $80 million related to our fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State of Florida has approved the system based on the guidelines set forth in the contract. Under the terms of the purchase and sale agreement, we do not believe we have any obligation to the sellers. However, the sellers have contested our position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the motion pleading and discovery phase. A liability for this contingency has not been recorded on the Consolidated and Combined Financial Statements as we do not believe that any payment is probable or estimable at this time.

Off-Balance Sheet Arrangements

Certain of our segments have guaranteed the performance of third parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from fiscal 2010 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance, and the potential exposure for nonperformance under the guarantees would not have a material effect on our results of operations, financial position, or cash flows.

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial position, or cash flows.

As of September 25, 2009, we had outstanding letters of credit and letters of guarantee in the amount of $395 million, of which $50 million was related to our contract with the State of New York. See Note 15 to the Consolidated and Combined Financial Statements for additional information regarding the State of New York contract.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 15 to the Consolidated and Combined Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, except for the charges related to the contract with the State of New York discussed below, such obligations will not significantly affect our results of operations, financial position, or cash flows.

As disclosed in Note 15 to the Consolidated and Combined Financial Statements, in January 2009, the State of New York drew down $50 million against an irrevocable standby letter of credit funded by us. As a result, we recorded a pre-tax charge equal to the draw. The State has the ability to draw up to an additional $50 million against the standby letter of credit which could result in additional charges and could have a material adverse effect on our results of operations, financial position, and cash flows.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon Separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, Tyco International, Covidien, and Tyco Electronics share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved pre-Separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-Separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies with respect to unresolved pre-Separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. These arrangements have been valued upon our separation from Tyco International in accordance with ASC 460 and, accordingly, liabilities amounting to $339 million were recorded on the Consolidated Balance Sheet at September 25, 2009. See Notes 12 and 15 to the Consolidated and Combined Financial Statements for additional information.

We generally record estimated product warranty costs at the time of sale. See Note 12 to the Consolidated and Combined Financial Statements for further information regarding estimated product warranty.

Critical Accounting Policies and Estimates

The preparation of the Consolidated and Combined Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Our significant accounting policies are summarized in Note 2 to the Consolidated and Combined Financial Statements. The following noted accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Our revenue recognition policies are in accordance with ASC 605 (Revenue Recognition) and SEC Staff Accounting Bulletin Nos. 101 and 104.

Our revenues are generated principally from the sale of our products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales. Other allowances include customer quantity and price discrepancies. A reserve for other allowances is established at the time of sale based on historical experience and is recorded as a reduction of sales.

Contract sales for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Contract sales for construction related projects are generated primarily within our Undersea Telecommunications segment.

Inventories

Inventories are recorded at the lower of cost or market value, except for inventoried costs which are costs incurred in the performance of long-term contracts primarily by our Undersea Telecommunications segment. Provisions for slow moving and obsolete inventory are made based upon product demand and historical experience. Should future product demand change, existing inventory could become slow moving or obsolete and provisions would be increased accordingly.

Goodwill and Other Intangible Assets

Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 1 to 50 years that are amortized on a straight-line basis. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. We assess intangible assets with a determinable life for impairment consistent with our policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

When testing for goodwill impairment, we follow the guidance prescribed in ASC 350-20 (Intangibles—Goodwill and Other: Goodwill). First, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been supported by additional transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount factors, and income tax rates in assessing fair value. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

Income Taxes

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal, and international pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Prior to September 26, 2009, if a change in a valuation allowance occurred, which was established in connection with an acquisition, the adjustment of such allowance may have affected goodwill rather than the income tax provision. Subsequent to the adoption of the business combination provisions of ASC 805 (Business Combinations) on September 26, 2009, any changes in a valuation allowance that was established in connection with an acquisition, regardless of when the acquisition occurred, will be reflected in the income tax provision.

Changes in tax laws and rates also could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, financial position, or cash flows.

In addition, the calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740 (Income Taxes), we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized. Substantially all of these tax liabilities and related interest are recorded in income taxes on the Consolidated Balance Sheet as payment is not expected within one year.

Pension and Postretirement Benefit

Our pension expense and obligations are developed from actuarial assumptions. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality, and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations to be paid under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by $110 million, while a 25 basis point increase in the discount rate would decrease our present value of pension obligations by $105 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. During fiscal 2008, our Investment Committee made the decision to change the target asset allocation of the U.S. Plans' Master Trust from 60% equity and 40% fixed income to 30% equity and 70% fixed income in an effort to better align asset risk with the anticipated payment of benefit obligations. The target asset allocation transition began in fiscal 2008. As a result of economic conditions during 2009, we have slowed the transition of the Master Trust asset allocation change. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. Plans' Master Trust. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by $9 million, while a 50 basis point increase in the expected long-term return on plan assets would decrease our pension expense by $9 million.

Share-Based Compensation

Under ASC 718 (Compensation—Stock Compensation), we determine the fair value of share awards on the date of grant using the Black-Scholes-Merton valuation model. The Black-Scholes-Merton model requires certain assumptions that involve judgment. Such assumptions are the expected share price volatility, expected annual dividend yield, expected life of options, and risk-free interest rate. (See Note 23 to the Consolidated and Combined Financial Statements for additional information related to share-based compensation.) An increase in the volatility of the Company's stock will increase the amount of compensation expense on new awards. An increase in the holding period of options will also cause an increase in compensation expense. Dividend yields and risk-free interest rates are less difficult to estimate, but an increase in the dividend yield will cause a decrease in expense and an increase in the risk-free interest rate will increase compensation expense.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC") to serve as the single source of authoritative GAAP. We adopted the ASC in the fourth quarter of fiscal 2009. Adoption did not have an impact on our Consolidated and Combined Financial Statements.

In May 2009, the FASB issued guidance in ASC 855 (Subsequent Events). ASC 855 establishes general standards for accounting and disclosure of events occurring subsequent to the balance sheet date but prior to issuance of the financial statements. We adopted ASC 855 in the third quarter of fiscal 2009. See Note 26 to the Consolidated and Combined Financial Statements for the required disclosures related to subsequent events.

In March 2008, the FASB issued updates to guidance in ASC 815 (Derivatives and Hedging), amending and expanding the disclosure requirements related to the use of derivative instruments and hedging activities to provide improved transparency into the uses and financial statement impact of derivative instruments and hedging activities. The new disclosure provisions of ASC 815 were adopted by us in the second quarter of fiscal 2009. See Note 13 to the Consolidated and Combined Financial Statements for the required disclosures related to derivative instruments and hedging activities.

In March 2007, the FASB issued guidance in ASC 715-60 (Compensation—Retirement Benefits: Defined Benefit Plans—Other Postretirement) related to the accounting for collateral assignment split-dollar life insurance arrangements. We adopted the guidance in ASC 715-60 in the first quarter of fiscal 2009. Accordingly, we recognized accrued and other current liabilities of $1 million and other liabilities of $4 million on our Consolidated Balance Sheet at the beginning of the first quarter of fiscal 2009 with a corresponding decrease in the opening balance of accumulated deficit of $5 million.

In September 2006, the FASB issued guidance in ASC 820 (Fair Value Measurements and Disclosures) that defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements, and introduces the fair value option for certain financial assets and liabilities. ASC 820 was adopted by us in the first quarter of fiscal 2009. We did not elect to value any existing assets or liabilities at fair value upon adoption, nor did we apply the fair value option to any eligible assets acquired or liabilities incurred during the quarter. We will adopt the non-financial asset and liability fair value provisions in fiscal 2010. See Note 16 to the Consolidated and Combined Financial Statements for additional information related to fair value measurements.

In September 2006, the FASB issued guidance in ASC 715 (Compensation—Retirement Benefits) that requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under ASC 715, companies are required to measure plan assets and benefit obligations as of their fiscal year end. We adopted the presentation requirements of ASC 715 on September 28, 2007 and the measurement date provisions in the fourth quarter of fiscal 2009. As a result of the change in measurement date, we recorded a charge of $7 million to accumulated deficit. See Note 14 to the Consolidated and Combined Financial Statements for additional information related to the change in measurement date provisions.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued updates to guidance in ASC 810 (Consolidation) that address accounting for variable interest entities. These updates to ASC 810 are effective for us in the first quarter of fiscal 2011. We are currently assessing the impact that adoption will have on our results of operations, financial position, or cash flows.

In April 2009 and December 2007, the FASB issued guidance in ASC 805 (Business Combinations). ASC 805 addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. ASC 805 is effective for us in the first quarter of fiscal 2010. Adoption is not expected to have a material impact on our results of operations, financial position, or cash flows.

In December 2008, the FASB issued updates to the guidance in ASC 715 (Compensation—Retirement Benefits) that enhance disclosures regarding assets in defined benefit pension or other postretirement plans. The updates to ASC 715 are effective for us in the fourth quarter of fiscal 2010. We are currently assessing the impact that adoption will have on our Consolidated and Combined Financial Statements.

In December 2007, the FASB issued updates to guidance in ASC 810 (Consolidation) that address the accounting and reporting framework for minority interests by a parent company. These updates to

ASC 810 are effective for us in the first quarter of fiscal 2010. Adoption is not expected to have a material impact on our results of operations, financial position, or cash flows.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The following risks, which are described in greater detail in "Part I. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 25, 2009 filed with the SEC, could also cause our results to differ materially from those expressed in forward-looking statements:

- Current and future conditions in the global economy and global capital and credit markets, and cyclical industry conditions;
- Conditions affecting demand for products in the industries we serve, particularly the automotive industry and the telecommunications, computer, and consumer electronics industries;
- Competition and pricing pressure;
- Risk of future goodwill impairment;
- Market acceptance of new product introductions and product innovations and product life cycles;
- Financial condition and consolidation of customers and vendors;
- Raw material availability, quality, and cost;
- Fluctuations in foreign currency exchange rates;
- Declines in the market value of our pension plans' investment portfolios;
- Reliance on third party suppliers;
- Our ability to attract and retain highly qualified personnel;
- Risks associated with future acquisitions and divestitures;
- Global risks of political, economic, and military instability;
- Risks related to compliance with current and future environmental and other laws and regulations;
- Our ability to protect our intellectual property rights;
- Risks of litigation;
- Our ability to operate within the limitations imposed by our debt instruments;
- Risks relating to our Separation on June 29, 2007 from Tyco International Ltd.;

- The possible effects on us of various U.S. and non-U.S. legislative proposals and other initiatives that, if adopted, could materially increase our worldwide corporate effective tax rate and negatively impact our U.S. government contracts business;
- Various risks associated with being a Swiss corporation;
- The impact of fluctuations in the market price of our shares; and
- The impact of certain provisions of our articles of association on unsolicited takeover proposals.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risks associated with interest rate and currency movements on outstanding debt and non-U.S. Dollar denominated assets and liabilities and commodity price movements. We utilize established risk management policies and procedures in executing derivative financial instrument transactions to manage a portion of these risks.

We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Counterparties to derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. There is no significant concentration of exposures with any one counterparty.

Foreign Currency Exposures

As part of managing the exposure to changes in foreign currency exchange rates, we use foreign exchange forward and swap contracts. The objective is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions. A 10% appreciation of the U.S. Dollar from the September 25, 2009 market rates would decrease the unrealized value of our forward contracts by $2 million, while a 10% depreciation of the U.S. Dollar would increase the unrealized value of our forward contracts by $2 million. A 10% appreciation of the U.S. Dollar from the September 26, 2008 market rates would have increased the unrealized value of our forward contracts by $95 million, while a 10% depreciation of the U.S. Dollar would have decreased the unrealized value of our forward contracts by $116 million. Such gains or losses on these contracts would be generally offset by the gains or losses on the revaluation or settlement of the underlying transactions.

Interest Rate Exposures

We issue debt, from time to time, in capital and money markets to fund our operations. Such borrowings can result in interest rate exposure. To manage the interest rate exposure and to minimize overall interest cost, we have used, and may in the future use, interest rate swaps to convert a portion of fixed-rate debt into variable rate debt (fair value hedges) and/or convert a portion of variable rate debt into fixed-rate debt (cash flow hedges). During fiscal 2009, we terminated interest rate swaps designated as fair value hedges on $300 million principal amount of our 6.55% senior notes and $200 million principal amount of our 6.00% senior notes that had been outstanding as of September 26, 2008. See Note 13 to the Consolidated and Combined Financial Statements for additional information on the termination of the interest rate swaps. At September 25, 2009, we had no floating rate debt outstanding. Based on our floating rate debt balance of $1,147 million at September 26, 2008, an increase in the levels of the U.S. Dollar interest rates by 0.5%, with all other variables held constant, would have resulted in an increase of annual interest expense of approximately $6 million.

Commodity Exposures

Our worldwide operations and product lines may expose us to risks from fluctuations in commodity prices. To limit the effects of fluctuations in the future market price paid and related volatility in cash flows, we have used and may use in the future forward and option contracts. We continually evaluate the commodity market with respect to our forecasted usage requirements over the next twelve to twenty-four months and periodically enter into commodity forward or option contracts in order to hedge a portion of usage requirements over that period. At September 25, 2009 and September 26, 2008, our commodity hedges, which related to purchases of gold, were in a gain position of $1 million and $2 million, respectively, and had a notional value of $29 million and $21 million, respectively. A 10% appreciation of the price of a troy ounce of gold from the September 25, 2009 prices would increase the unrealized value of our forward contracts by $3 million, while a 10% depreciation of prices would decrease the unrealized value of our forward contracts by $3 million. A 10% appreciation of the price of a troy ounce of gold from the September 26, 2008 prices would have increased the unrealized value of our forward contracts by $2 million, while a 10% depreciation of prices would have decreased the unrealized value of our forward contracts by $2 million.

See Note 13 to the Consolidated and Combined Financial Statements for additional information on financial instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 25, 2009. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 25, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded our internal control over financial reporting was effective as of September 25, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of September 25, 2009, which is included in this Annual Report.

Remediation of Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We previously disclosed a material weakness in our internal control over financial reporting relating to accounting for income taxes in our Annual Report on Form 10-K/A for the fiscal year ended September 26, 2008 and our information statement filed as Exhibit 99.1 to our Current Report on Form 8-K on June 8, 2007. Subsequent to the filing of our combined financial statements for fiscal 2006, 2005, and 2004 in the initial filing of our registration statement with the SEC, we determined that our combined financial statements contained certain errors. The errors primarily resulted from the process of carving out certain income tax accounts from Tyco International's consolidated financial statements and related information. We substantially relied upon the processes at Tyco International to prepare our carve-out accounts for income taxes. We determined that certain of those tax processes utilized by Tyco International in determining certain carve out amounts for income taxes did not operate at a sufficient level of precision relative to our materiality for us to ensure that the carve-out accounts were materially correct. We also determined that we did not have sufficient control processes in place to ensure that the information provided by Tyco International was complete and accurate and concluded that the absence of these control processes was a material weakness in our internal control over financial reporting relating to income taxes.

We enhanced our tax accounting resources and capabilities to remediate the material weakness indicated above, and implemented new control processes and procedures during fiscal 2007 and 2008. Improvements to our control processes included the following:

- We implemented appropriately designed processes and controls and instituted multi-level management reviews.
- We completed analysis and reconciliation of our tax accounts and recorded necessary adjustments while implementing sustainable reconciliation processes to ensure continued accuracy of these accounts.
- We enhanced policies and procedures relating to tax account reconciliation and analysis.
- We expanded tax accounting resources at both the corporate and regional levels with personnel experienced in accounting for income taxes in accordance with U.S. GAAP.
- We conducted training for both existing and newly hired tax accountants along with other accounting and finance personnel who are responsible for analyzing, documenting and accounting for taxes in their jurisdiction.
- We increased accountability for accounting for income taxes by recording tax accounting at the legal entity, developed and communicated clear responsibilities and expectations, and implemented a multi-level review process.
- We invested in additional information systems to improve control around newly implemented processes and enable more effective review.

These processes have been operating for a sufficient period of time, and we have determined that they are operating effectively. As a result of these improvements in our control processes, we believe that the material weakness has been remediated.

Changes in Internal Control Over Financial Reporting

Except for the remediation of the material weakness discussed above, during the quarter ended September 25, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

TYCO ELECTRONICS LTD.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm	56
Consolidated and Combined Statements of Operations for the Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007	58
Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008	59
Consolidated and Combined Statements of Equity for the Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007	60
Consolidated and Combined Statements of Cash Flows for the Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007	62
Notes to Consolidated and Combined Financial Statements	63
Schedule II—Valuation and Qualifying Accounts	140
Report of Statutory Auditor	141

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tyco Electronics Ltd.:

We have audited the accompanying consolidated balance sheets of Tyco Electronics Ltd. and subsidiaries (the "Company") as of September 25, 2009 and September 26, 2008 and the related consolidated and combined statements of operations, equity, and cash flows for each of the three years in the period ended September 25, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of September 25, 2009 and September 26, 2008 and the results of its operations and its cash flows for each of the three years in the period ended September 25, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated and combined financial statements, prior to its separation from Tyco International Ltd. ("Tyco International"), the Company was comprised of the assets and liabilities used in managing and operating the electronics businesses of Tyco International. The combined financial statements also included allocations of corporate overhead, net class action settlement costs, net interest expense, and other expenses from Tyco International. These allocations may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Tyco International.

As discussed in Note 18 to the consolidated and combined financial statements, in fiscal 2008, the Company adopted the Financial Accounting Standards Board ("FASB")-issued guidance in Accounting Standards Codification ("ASC") 740 (Income Taxes) relating to the accounting for uncertainties in income taxes.

As discussed in Note 12 to the consolidated and combined financial statements, in connection with its separation from Tyco International, the Company entered into certain guarantee commitments with Tyco International and Covidien plc and has recorded the fair value of these guarantees.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 25, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tyco Electronics Ltd.:

We have audited Tyco Electronics Ltd. and subsidiaries' (the "Company's") internal control over financial reporting as of September 25, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 25, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined financial statements and financial statement schedule of the Company as of and for the year ended September 25, 2009, and our report dated November 18, 2009 expressed an unqualified opinion on those consolidated and combined financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 18, 2009

TYCO ELECTRONICS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007

	Fiscal		
	2009	2008	2007
	(in millions, except per share data)		
Net sales	$10,256	$14,373	$12,574
Cost of sales	7,720	10,200	8,855
Gross income	2,536	4,173	3,719
Selling, general, and administrative expenses	1,408	1,573	1,509
Research, development, and engineering expenses	536	593	532
Pre-Separation litigation charges, net	144	22	887
Separation costs	—	—	44
Restructuring and other charges, net	375	219	92
Impairment of goodwill	3,547	103	—
Operating income (loss)	(3,474)	1,663	655
Interest income	17	32	53
Interest expense	(165)	(190)	(232)
Other income (expense), net	(48)	567	(219)
Income (loss) from continuing operations before income taxes and minority interest	(3,670)	2,072	257
Income tax (expense) benefit	576	(540)	(465)
Minority interest	(6)	(5)	(6)
Income (loss) from continuing operations	(3,100)	1,527	(214)
Income (loss) from discontinued operations, net of income taxes	(156)	255	(340)
Net income (loss)	$(3,256)	$ 1,782	$ (554)
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ (6.75)	$ 3.16	$ (0.43)
Income (loss) from discontinued operations	(0.34)	0.53	(0.68)
Net income (loss)	$ (7.09)	$ 3.69	$ (1.11)
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ (6.75)	$ 3.14	$ (0.43)
Income (loss) from discontinued operations	(0.34)	0.53	(0.68)
Net income (loss)	$ (7.09)	$ 3.67	$ (1.11)
Weighted-average number of shares outstanding:			
Basic	459	483	497
Diluted	459	486	497

See Notes to Consolidated and Combined Financial Statements.

TYCO ELECTRONICS LTD.

CONSOLIDATED BALANCE SHEETS

As of September 25, 2009 and September 26, 2008

	Fiscal 2009	Fiscal 2008
	(in millions, except share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,521	$ 1,090
Accounts receivable, net of allowance for doubtful accounts of $48 and $40, respectively	1,975	2,656
Inventories	1,435	2,159
Prepaid expenses and other current assets	487	756
Deferred income taxes	161	204
Assets held for sale	—	770
Total current assets	5,579	7,635
Property, plant, and equipment, net	3,111	3,342
Goodwill	3,160	6,749
Intangible assets, net	407	454
Deferred income taxes	2,518	1,915
Receivable from Tyco International Ltd. and Covidien plc	1,211	1,218
Other assets	234	287
Total Assets	$16,220	$21,600
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 101	$ 20
Accounts payable	1,068	1,433
Accrued and other current liabilities	1,243	1,558
Deferred revenue	203	207
Liabilities held for sale	—	169
Total current liabilities	2,615	3,387
Long-term debt	2,316	3,161
Long-term pension and postretirement liabilities	1,129	721
Deferred income taxes	188	289
Income taxes	2,312	2,291
Other liabilities	634	668
Total Liabilities	9,194	10,517
Commitments and contingencies (Note 15)		
Minority interest	10	10
Shareholders' Equity:		
Preferred shares, none at September 25, 2009; 125,000,000 shares authorized and none outstanding, $0.20 par value, at September 26, 2008	—	—
Common shares, 468,215,574 shares authorized and issued, CHF 2.43 par value, at September 25, 2009; 1,000,000,000 shares authorized and 500,241,706 shares issued, $0.20 par value, at September 26, 2008	1,049	100
Capital in excess:		
Share premium	—	61
Contributed surplus	8,135	10,106
Accumulated earnings (deficit)	(2,274)	1,141
Treasury shares, at cost, 9,425,172 shares at September 25, 2009; 36,904,702 shares at September 26, 2008	(349)	(1,264)
Accumulated other comprehensive income	455	929
Total Shareholders' Equity	7,016	11,073
Total Liabilities and Shareholders' Equity	$16,220	$21,600

See Notes to Consolidated and Combined Financial Statements.

TYCO ELECTRONICS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY

Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007

	Common Shares		Treasury Shares		Share Premium	Contributed Surplus	Parent Company Investment	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount	Shares	Amount						
	(in millions)									
Balance at September 29, 2006	—	$ —	—	$ —	$—	$ —	$ 10,490	$ —	$ 670	$11,160
Comprehensive income:										
Net income (loss)	—	—	—	—	—	—	(810)	256	—	(554)
Currency translation	—	—	—	—	—	—	—	—	453	453
Minimum pension liability, net of income taxes	—	—	—	—	—	—	—	—	207	207
Unrealized loss on cash flow hedge	—	—	—	—	—	—	—	—	(53)	(53)
Total comprehensive income										53
Adoption of funded status recognition provisions of ASC 715 (Compensation—Retirement Benefits), net of tax	—	—	—	—	—	—	—	—	(225)	(225)
Net transfers from former parent	—	—	—	—	—	—	848	—	—	848
Transfer of parent company investment to contributed surplus	—	—	—	—	—	10,528	(10,528)	—	—	—
Guarantees and shared tax liabilities to Tyco International and Covidien in accordance with the Tax Sharing Agreement	—	—	—	—	—	(296)	—	—	—	(296)
Due from Tyco International and Covidien in accordance with the Tax Sharing Agreement	—	—	—	—	—	844	—	—	—	844
Income tax liabilities assumed upon Separation	—	—	—	—	—	(1,091)	—	—	—	(1,091)
Issuance of common shares	497	99	—	—	—	—	—	—	—	99
Compensation expense, including charge related to Tyco International equity award conversion	—	—	—	—	—	44	—	—	—	44
Dividends declared	—	—	—	—	—	—	—	(70)	—	(70)
Exercise of share options	—	—	—	—	13	—	—	—	—	13
Repurchase of common shares	—	—	—	(2)	—	—	—	—	—	(2)
Balance at September 28, 2007	497	99	—	(2)	13	10,029	—	186	1,052	11,377
Adoption of uncertain tax position provisions of ASC 740 (Income Taxes)	—	—	—	—	—	—	—	(549)	—	(549)
Comprehensive income:										
Net income	—	—	—	—	—	—	—	1,782	—	1,782
Currency translation	—	—	—	—	—	—	—	—	(22)	(22)
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	—	—	—	—	—	—	—	—	(107)	(107)
Gain on cash flow hedge	—	—	—	—	—	—	—	—	7	7
Unrealized loss on securities, net of income taxes	—	—	—	—	—	—	—	—	(1)	(1)
Total comprehensive income										1,659
Compensation expense	—	—	—	—	—	61	—	—	—	61
Dividends declared	—	—	—	—	—	—	—	(276)	—	(276)
Exercise of share options	3	1	—	7	48	—	—	(2)	—	54
Adjustment for pre-Separation tax matters	—	—	—	—	—	16	—	—	—	16
Repurchase of common shares	—	—	(37)	(1,269)	—	—	—	—	—	(1,269)
Balance at September 26, 2008	500	$100	(37)	$(1,264)	$61	$10,106	$ —	$1,141	$ 929	$11,073

TYCO ELECTRONICS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY (Continued)

Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007

	Common Shares		Treasury Shares		Share Premium	Contributed Surplus	Parent Company Investment	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount	Shares	Amount						
						(in millions)				
Balance at September 26, 2008	500	$ 100	(37)	$(1,264)	$ 61	$10,106	$—	$ 1,141	$ 929	$11,073
Adoption of provisions of ASC 715-60 (Compensation—Retirement Benefits: Defined Benefit Plans—Other Postretirement) related to the accounting for collateral assignment split-dollar life insurance arrangements	—	—	—	—	—	—	—	(5)	—	(5)
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(3,256)	—	(3,256)
Currency translation	—	—	—	—	—	—	—	—	(206)	(206)
Adjustments to unrecognized pension and postretirement benefit costs, including a gain of $2 million related to adoption of measurement date provisions of ASC 715 (Compensation—Retirement Benefits), net of income taxes	—	—	—	—	—	—	—	—	(279)	(279)
Gain on cash flow hedge	—	—	—	—	—	—	—	—	11	11
Total comprehensive loss										(3,730)
Change of Domicile:										
Reverse share split and issuance of fully paid up shares	—	1,101	—	—	—	(1,101)	—	—	—	—
Cancellations of common shares held in treasury	(32)	(77)	32	1,018	—	(941)	—	—	—	—
Reallocation of share premium to contributed surplus	—	—	—	—	(61)	61	—	—	—	—
Adoption of measurement date provisions of ASC 715 (Compensation—Retirement Benefits), net of tax	—	—	—	—	—	—	—	(7)	—	(7)
Compensation expense	—	—	—	—	—	52	—	—	—	52
Dividends declared and distributions approved	—	(75)	—	2	—	—	—	(147)	—	(220)
Exercise of share options	—	—	—	1	—	—	—	—	—	1
Restricted share award vestings and other activity	—	—	2	19	—	(20)	—	—	—	(1)
Adjustment for pre-Separation tax matters	—	—	—	—	—	(22)	—	—	—	(22)
Repurchase of common shares	—	—	(6)	(125)	—	—	—	—	—	(125)
Balance at September 25, 2009	468	$1,049	(9)	$ (349)	$ —	$ 8,135	$—	$(2,274)	$ 455	$ 7,016

See Notes to Consolidated and Combined Financial Statements.

TYCO ELECTRONICS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007

	Fiscal		
	2009	2008	2007
	(in millions)		
Cash Flows From Operating Activities:			
Net income (loss)	$(3,256)	$ 1,782	$ (554)
(Income) loss from discontinued operations, net of income taxes	156	(255)	340
Income (loss) from continuing operations	(3,100)	1,527	(214)
Adjustments to reconcile net cash provided by operating activities:			
Impairment of goodwill	3,547	103	—
Class action settlement	—	(936)	887
Non-cash restructuring and other charges, net	49	81	23
Depreciation and amortization	515	539	496
Deferred income taxes	(583)	164	144
Provision for losses on accounts receivable and inventory	74	42	74
Tax sharing income	68	(567)	(13)
Allocated loss on retirement of debt	—	—	232
Other	53	42	(12)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	651	(107)	(97)
Inventories	638	(221)	(76)
Inventoried costs on long-term contracts	(4)	(46)	16
Prepaid expenses and other current assets	184	56	(138)
Accounts payable	(420)	41	79
Accrued and other liabilities	(124)	120	108
Income taxes	(115)	18	(112)
Deferred revenue	(7)	120	34
Other	(48)	(54)	16
Net cash provided by (used in) continuing operating activities	1,378	922	1,447
Net cash provided by (used in) discontinued operating activities	(49)	67	78
Net cash provided by (used in) operating activities	1,329	989	1,525
Cash Flows From Investing Activities:			
Capital expenditures	(328)	(610)	(863)
Proceeds from sale of property, plant, and equipment	13	42	41
Class action settlement escrow	—	936	(928)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	693	571	227
Proceeds from divestiture of businesses, net of cash retained by businesses sold	17	—	—
Other	(1)	(29)	(3)
Net cash provided by (used in) continuing investing activities	394	910	(1,526)
Net cash provided by (used in) discontinued investing activities	(3)	(15)	(2)
Net cash provided by (used in) investing activities	391	895	(1,528)
Cash Flows From Financing Activities:			
Net (decrease) increase in commercial paper	(649)	630	—
Proceeds from long-term debt	448	900	5,676
Repayment of long-term debt	(602)	(1,751)	(2,455)
Allocated debt activity	—	—	(3,743)
Net transactions with former parent	—	—	1,112
Repurchase of common shares	(152)	(1,242)	—
Payment of common share dividends and cash distributions to shareholders	(294)	(271)	—
Proceeds from exercise of share options	1	54	13
Transfers (to) from discontinued operations	(56)	5	(84)
Minority interest distributions paid	(5)	(11)	(7)
Other	(1)	(1)	(8)
Net cash provided by (used in) continuing financing activities	(1,310)	(1,687)	504
Net cash provided by (used in) discontinued financing activities	56	(52)	(73)
Net cash provided by (used in) financing activities	(1,254)	(1,739)	431
Effect of currency translation on cash	(31)	1	46
Net increase (decrease) in cash and cash equivalents	435	146	474
Less: net (increase) decrease in cash and cash equivalents related to discontinued operations	(4)	—	(3)
Cash and cash equivalents at beginning of fiscal year	1,090	944	473
Cash and cash equivalents at end of fiscal year	$ 1,521	$ 1,090	$ 944
Supplementary Cash Flow Information:			
Interest paid	$ 163	$ 100	$ 231
Income taxes paid, net of refunds	121	359	446

See Notes to Consolidated and Combined Financial Statements.

1. Basis of Presentation

Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") is a leading global provider of engineered electronic components, network solutions, specialty products, and undersea telecommunication systems.

Change of Domicile

Effective June 25, 2009, the Company discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act of 1981 of Bermuda, as amended (the "Bermuda Companies Act"), and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of the Company's shares are now governed by Swiss law, the Company's Swiss articles of association, and the Company's Swiss organizational regulations.

The Separation

Effective June 29, 2007, the Company became the parent company of the former electronics businesses of Tyco International Ltd. ("Tyco International"). On June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics, as well as its shares of its former healthcare businesses ("Covidien"), to its common shareholders (the "Separation").

Basis of Presentation

The accompanying Consolidated and Combined Financial Statements reflect the consolidated operations of Tyco Electronics Ltd. and its subsidiaries as an independent, publicly-traded company subsequent to the Separation and a combined reporting entity comprising the assets and liabilities used in managing and operating the electronics businesses of Tyco International, including Tyco Electronics Ltd., for the period prior to the Separation.

The Consolidated and Combined Financial Statements have been prepared in United States Dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Consolidated and Combined Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates in these Consolidated and Combined Financial Statements include restructuring and other charges, acquisition liabilities, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, estimated contract revenue and related costs, legal contingencies, tax reserves and deferred tax asset valuation allowances, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

The Consolidated and Combined Financial Statements for the period prior to the Separation may not be indicative of the Company's future performance and do not necessarily reflect what its consolidated and combined results of operations, financial position, and cash flows would have been had it operated as an independent, publicly-traded company prior to June 29, 2007. To the extent that an asset, liability, revenue, or expense is directly associated with the Company, it is reflected in the accompanying Consolidated and Combined Financial Statements. Certain general corporate overhead, net class action settlement costs, net interest expense, and other expenses for the period prior to the

1. Basis of Presentation (Continued)

Separation were allocated by Tyco International to the Company. Management believes such allocations were reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly-traded company for the period prior to the Separation. See Note 17 for further information regarding allocations.

Description of the Business

The Company consists of four reportable segments:

- *Electronic Components.* The Electronic Components segment is one of the world's largest suppliers of passive electronic components, which includes connectors and interconnect systems, relays, switches, sensors, and wire and cable. The products sold by the Electronic Components segment are sold primarily to original equipment manufacturers and their contract manufacturers in the automotive, computer, communications, industrial, appliance, and consumer electronics markets.
- *Network Solutions.* The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for telecommunications and energy markets. These components include connectors, above-and below-ground enclosures, heat shrink tubing, cable accessories, surge arrestors, fiber optic cabling, copper cabling, and racks for copper and fiber networks. This segment also provides electronic systems for test access and intelligent cross-connect applications as well as integrated cabling solutions for cabling and building management.
- *Specialty Products.* The Specialty Products segment is a leader in providing highly-engineered custom solutions, components, and connectors for electronic systems, subsystems, and devices in the aerospace, defense, and marine; touch systems; medical; and circuit protection markets.
- *Undersea Telecommunications.* The Undersea Telecommunications segment designs, builds, maintains, and tests undersea fiber optic networks for both the telecommunications and oil and gas markets.

Principles of Consolidation

The Company consolidates entities in which it owns or controls more than fifty percent of the voting shares or otherwise has the ability to control through similar rights. In addition, the Company consolidates variable interest entities in which the Company bears a majority of the risk to the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included on the Consolidated and Combined Financial Statements from the effective date of acquisition or up to the date of disposal.

Fiscal Year

Unless otherwise indicated, references in the Consolidated and Combined Financial Statements to fiscal 2009, fiscal 2008, and fiscal 2007 are to Tyco Electronics' fiscal years ended September 25, 2009, September 26, 2008, and September 28, 2007. Tyco Electronics' fiscal year is a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks, with the first such occurrence taking place in fiscal 2011.

1. Basis of Presentation (Continued)

Reclassifications

During fiscal 2009, the Company reclassified certain expenses on its Consolidated and Combined Statements of Operations. Research, development, and engineering expenses, which were previously classified as cost of sales, are separately presented on the Consolidated and Combined Statements of Operations. Intangible asset amortization expense, which was previously reflected in selling, general, and administrative expenses, is now presented in cost of sales. Also, impairment of long-lived assets which was previously presented in impairment of goodwill and long-lived assets is now reflected in restructuring and other charges, net.

Research, development, and engineering expenses were $536 million, $593 million, and $532 million in fiscal 2009, 2008, and 2007, respectively. Intangible asset amortization expense in fiscal 2009, 2008, and 2007 was $31 million, $33 million, and $32 million, respectively. Impairment of long-lived assets was $14 million and $34 million in fiscal 2009 and 2008, respectively. The reclassifications had no impact on previously reported operating income (loss), net income (loss), or earnings (loss) per share. All prior periods have been reclassified to conform to the current presentation.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company's revenues are generated principally from the sale of its products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, the Company has deferred the recognition of revenue.

The Company provides certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated scrap and returns allowances is established at the time of the sale based on a fixed percentage of sales to distributors authorized and agreed to by the Company and is recorded as a reduction of sales.

Other allowances include customer quantity and price discrepancies. A reserve for other allowances is established at the time of sale based on historical experience and is recorded as a reduction of sales. The Company believes it can reasonably and reliably estimate the amounts of future allowances.

Contract sales for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. Contract sales for construction related projects are generated primarily within the Company's Undersea Telecommunications segment.

The Company generally warrants that its products will conform to the Company's or mutually agreed to specifications and that its products will be free from material defects in materials and workmanship for a limited time. The Company limits its warranty to the replacement or repair of

2. Summary of Significant Accounting Policies (Continued)

defective parts or a refund or credit of the price of the defective product. The Company accepts returned goods only when the customer makes a verified claim and the Company has authorized the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales.

Additionally, certain of the Company's long-term contracts in its Undersea Telecommunications segment have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology-specific considerations. These costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

Research and Development

Research and development expenditures are expensed when incurred and are included in research, development, and engineering expenses. Research and development expenses include salaries, direct costs incurred, and building and overhead expenses. The amounts expensed in fiscal 2009, 2008, and 2007 were $439 million, $482 million, and $428 million, respectively.

Cash and Cash Equivalents

All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in the Company's outstanding receivables determined on the basis of historical experience, specific allowances for known troubled accounts, and other currently available evidence.

Inventories

Inventories are recorded at the lower of cost (first-in, first-out) or market value, except for inventoried costs which are costs incurred in the performance of long-term contracts primarily by the Company's Undersea Telecommunications segment.

Property, Plant, and Equipment, Net and Long-Lived Assets

Net property, plant, and equipment is recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Machinery and equipment	1 to 15 years

2. Summary of Significant Accounting Policies (Continued)

The Company periodically evaluates the net realizable value of long-lived assets, including property, plant, and equipment and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. An impairment in the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Goodwill and Other Intangible Assets

Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 1 to 50 years that are amortized on a straight-line basis. See Note 9 for additional information regarding intangible assets. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. The Company assesses intangible assets with a determinable life for impairment consistent with its policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth quarter of each year or whenever the Company believes a triggering event requiring a more frequent assessment has occurred. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

At fiscal year end 2009, the Company had 9 reporting units, of which 7 contained goodwill. See Note 8 for information regarding goodwill impairment testing. When changes occur in the composition of one or more operating segments or reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values.

When testing for goodwill impairment, the Company performs a step I goodwill impairment test to identify a potential impairment. In doing so, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

2. Summary of Significant Accounting Policies (Continued)

Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been supported by additional transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount factors, and income tax rates in assessing fair value. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

Income Taxes

Income taxes are computed in accordance with the provisions of Accounting Standards Codification 740 (Income Taxes). In these Consolidated and Combined Financial Statements, the benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected on the Consolidated and Combined Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Instruments

In order to address certain financial exposures, the Company has established policies regarding the use of derivative financial instruments. The Company currently enters into foreign exchange forward and swap contracts to reduce the effects of fluctuating foreign exchange rates and forward contracts to reduce the effects of commodity price fluctuations. Also, the Company has designated certain intercompany non-derivative financial instruments denominated in foreign currencies as a hedge of its net investments in certain foreign operations denominated in the same foreign currencies.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivative instruments that are not designated as either cash flow or fair value hedges are recognized currently in earnings in selling, general, and administrative expenses on the Consolidated and Combined Statements of Operations. Changes in the fair value of derivative instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized in earnings. Changes in the fair value of derivative instruments designated as cash flow hedges are reflected in other comprehensive income, a component of equity, to the extent that they are deemed effective. Effectiveness of cash flow hedges is measured quarterly and any changes in fair value that are determined to be ineffective are recognized currently in earnings in either cost of sales or selling, general, and administrative expenses. The remeasurement of the intercompany non-derivative financial instruments designated as a hedge of the Company's net investment in foreign operations is recorded in cumulative translation adjustment in accumulated other comprehensive income on the Consolidated Balance Sheets offsetting the change in cumulative translation adjustment attributable to the Company's net investments in certain foreign operations.

The Company determines the fair value of its financial instruments by using methods and assumptions that are based on market conditions and risks existing at each balance sheet date.

2. Summary of Significant Accounting Policies (Continued)

Standard market conventions are used to determine the fair value of financial instruments, including derivatives.

Share-Based Compensation

Under Accounting Standards Codification 718 (Compensation—Stock Compensation), the Company determines the fair value of share awards on the date of grant. Share options are valued using the Black-Scholes-Merton valuation model; restricted share awards are valued using the end-of-day share price of Tyco Electronics on the date of grant. That fair value is expensed ratably over the expected service period, with an allowance made for estimated forfeitures based on historical employee activity. See Note 23 for additional information related to the Company's share-based compensation.

Currency Translation

For the Company's non-U.S. Dollar functional currency subsidiaries, assets and liabilities are translated into U.S. Dollars using year-end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income within equity.

Gains and losses resulting from foreign currency transactions, which are included in net income (loss), were $71 million of losses during fiscal 2009 and immaterial amounts in fiscal 2008 and 2007.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC") to serve as the single source of authoritative GAAP. The Company adopted the ASC in the fourth quarter of fiscal 2009. Adoption did not have an impact on its Consolidated and Combined Financial Statements.

In May 2009, the FASB issued guidance in ASC 855 (Subsequent Events). ASC 855 establishes general standards for accounting and disclosure of events occurring subsequent to the balance sheet date but prior to issuance of the financial statements. The Company adopted ASC 855 in the third quarter of fiscal 2009. See Note 26 for the required disclosures related to subsequent events.

In March 2008, the FASB issued updates to guidance in ASC 815 (Derivatives and Hedging), amending and expanding the disclosure requirements related to the use of derivative instruments and hedging activities to provide improved transparency into the uses and financial statement impact of derivative instruments and hedging activities. The new disclosure provisions of ASC 815 were adopted by the Company in the second quarter of fiscal 2009. See Note 13 for the required disclosures related to derivative instruments and hedging activities.

In March 2007, the FASB issued guidance in ASC 715-60 (Compensation—Retirement Benefits: Defined Benefit Plans—Other Postretirement) related to the accounting for collateral assignment split-dollar life insurance arrangements. The Company adopted the guidance in ASC 715-60 in the first quarter of fiscal 2009. Accordingly, the Company recognized accrued and other current liabilities of $1 million and other liabilities of $4 million on its Consolidated Balance Sheet at the beginning of the first quarter of fiscal 2009 with a corresponding decrease in the opening balance of accumulated deficit of $5 million.

2. Summary of Significant Accounting Policies (Continued)

In September 2006, the FASB issued guidance in ASC 820 (Fair Value Measurements and Disclosures) that defines fair value, establishes a framework for measuring fair value, expands disclosure about fair value measurements, and introduces the fair value option for certain financial assets and liabilities. ASC 820 was adopted by the Company in the first quarter of fiscal 2009. The Company did not elect to value any existing assets or liabilities at fair value upon adoption, nor did it apply the fair value option to any eligible assets acquired or liabilities incurred during the quarter. The Company will adopt the non-financial asset and liability fair value provisions in fiscal 2010. See Note 16 for additional information related to fair value measurements.

In September 2006, the FASB issued guidance in ASC 715 (Compensation—Retirement Benefits) that requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Under ASC 715, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company adopted the presentation requirements of ASC 715 on September 28, 2007 and the measurement date provisions in the fourth quarter of fiscal 2009. As a result of the change in measurement date, the Company recorded a charge of $7 million to accumulated deficit. See Note 14 for additional information related to the change in measurement date provisions.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued updates to guidance in ASC 810 (Consolidation) that address accounting for variable interest entities. These updates to ASC 810 are effective for the Company in the first quarter of fiscal 2011. The Company is currently assessing the impact that adoption will have on its results of operations, financial position, or cash flows.

In April 2009 and December 2007, the FASB issued guidance in ASC 805 (Business Combinations). ASC 805 addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. ASC 805 is effective for the Company in the first quarter of fiscal 2010. Adoption is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

In December 2008, the FASB issued updates to the guidance in ASC 715 (Compensation—Retirement Benefits) that enhance disclosures regarding assets in defined benefit pension or other postretirement plans. The updates to ASC 715 are effective for the Company in the fourth quarter of fiscal 2010. The Company is currently assessing the impact that adoption will have on its Consolidated and Combined Financial Statements.

In December 2007, the FASB issued updates to guidance in ASC 810 (Consolidation) that address the accounting and reporting framework for minority interests by a parent company. These updates to ASC 810 are effective for the Company in the first quarter of fiscal 2010. Adoption is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

3. Separation Costs

In connection with the Separation, the Company incurred costs of $44 million in fiscal 2007, primarily related to employee costs, including non-cash compensation expense of $11 million related to the modification of share option awards at Separation and $12 million related to the acceleration of restricted share award vesting as a result of Separation. See Note 23 for further information on the conversion of Tyco International share option awards into Tyco Electronics share option awards.

4. Restructuring and Other Charges, Net

Restructuring and other charges, net consisted of the following during fiscal 2009, 2008, and 2007:

	Fiscal		
	2009	2008	2007
	(in millions)		
Restructuring and related charges, net	$354	$185	$92
Loss on divestiture	7	—	—
Impairment of long-lived assets	14	34	—
	$375	$219	$92

Restructuring and Related Charges, Net

Charges to operations by segment during fiscal 2009, 2008, and 2007 were as follows:

	Fiscal		
	2009	2008	2007
	(in millions)		
Electronic Components	$269	$164	$52
Network Solutions	44	22	36
Specialty Products	31	3	4
Undersea Telecommunications	8	5	5
	352	194	97
Less: (charges) credits in cost of sales	2	(9)	(5)
Restructuring and related charges, net	$354	$185	$92

Amounts recognized on the Consolidated and Combined Statements of Operations during fiscal 2009, 2008, and 2007 were as follows:

	Fiscal		
	2009	2008	2007
	(in millions)		
Cash charges	$317	$147	$74
Non-cash charges	35	47	23
	352	194	97
Less: (charges) credits in cost of sales	2	(9)	(5)
Restructuring and related charges, net	$354	$185	$92

4. Restructuring and Other Charges, Net (Continued)

Restructuring and Related Cash Charges

Activity in the Company's restructuring reserves during fiscal 2009, 2008, and 2007 is summarized as follows:

	Balance at Beginning of Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Year
			(in millions)			
Fiscal 2009 Activity:						
Fiscal 2009 Actions						
Employee severance	$ —	$247	$(138)	$(3)	$10	$116
Facilities exit costs	—	6	(3)	—	—	3
Other	—	5	(4)	—	—	1
Total	—	258	(145)	(3)	10	120
Fiscal 2008 Actions						
Employee severance	118	—	(58)	31	(2)	89
Facilities exit costs	—	8	(5)	—	(1)	2
Other	2	12	(6)	—	(1)	7
Total	120	20	(69)	31	(4)	98
Fiscal 2007 Actions						
Employee severance	31	—	(22)	(4)	(3)	2
Facilities exit costs	2	5	(5)	—	—	2
Other	2	3	(4)	—	—	1
Total	35	8	(31)	(4)	(3)	5
Pre-Fiscal 2007 Actions						
Facilities exit costs	56	7	(15)	—	(1)	47
Total fiscal 2009 activity	$211	$293	$(260)	$24	$ 2	$270

4. Restructuring and Other Charges, Net (Continued)

	Balance at Beginning of Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Year
			(in millions)			
Fiscal 2008 Activity:						
Fiscal 2008 Actions						
Employee severance	$ —	$125	$ (7)	$—	$—	$118
Facilities exit costs	—	1	(1)	—	—	—
Other	—	4	(2)	—	—	2
Total	—	130	(10)	—	—	120
Fiscal 2007 Actions						
Employee severance	62	—	(39)	(1)	9	31
Facilities exit costs	1	6	(6)	1	—	2
Other	1	6	(5)	—	—	2
Total	64	12	(50)	—	9	35
Pre-Fiscal 2007 Actions						
Facilities exit costs	64	4	(16)	1	3	56
Total fiscal 2008 activity	$128	$146	$ (76)	$ 1	$12	$211
Fiscal 2007 Activity:						
Fiscal 2007 Actions						
Employee severance	$ —	$ 66	$ (3)	$—	$(1)	$ 62
Facilities exit costs	—	1	(1)	—	1	1
Other	—	2	(1)	—	—	1
Total	—	69	(5)	—	—	64
Pre-Fiscal 2007 Actions						
Employee severance	2	—	(2)	—	—	—
Facilities exit costs	66	5	(16)	—	9	64
Total	68	5	(18)	—	9	64
Total fiscal 2007 activity	$ 68	$ 74	$ (23)	$—	$ 9[1]	$128

(1) During fiscal 2007, the Printed Circuit Group business was sold and $8 million of restructuring liabilities were retained by the Company. See Note 5 for additional information regarding the divestiture of the Printed Circuit Group business.

Fiscal 2009 Actions

The Company initiated restructuring programs during fiscal 2009 primarily relating to headcount reductions and manufacturing site closures in the Electronic Components, Network Solutions, and Specialty Products segments. In connection with these actions, during fiscal 2009, the Company recorded restructuring charges of $255 million primarily related to employee severance and benefits. The Company expects to complete all restructuring activities commenced in fiscal 2009 by the end of fiscal 2011 and to incur additional charges, primarily in the Electronic Components segment, of approximately $20 million relating to these initiated actions by completion.

4. Restructuring and Other Charges, Net (Continued)

Fiscal 2008 Actions

The Company initiated restructuring programs during fiscal 2008 primarily relating to the migration of product lines to lower-cost countries and the exit of certain manufacturing operations in the Electronic Components and Network Solutions segments. In connection with these actions, during fiscal 2009, the Company recorded restructuring charges of $51 million, primarily related to employee severance and benefits, including $31 million of changes in estimate primarily associated with the exit of a European manufacturing operation in the Electronic Components segment. During fiscal 2008, the Company recorded restructuring charges of $130 million, primarily related to employee severance and benefits. The Company expects to complete all restructuring activities commenced in fiscal 2008 by the end of fiscal 2010 and to incur additional charges, primarily in the Electronic Components segment, of approximately $10 million relating to these initiated actions by completion.

Fiscal 2007 Actions

Fiscal 2007 actions included the migration of product lines to lower-cost countries and the exit of manufacturing operations in the Electronic Components and Network Solutions segments and the rationalization of a product line in the Wireless Systems segment. In connection with these actions, during fiscal 2009, 2008, and 2007, the Company recorded restructuring charges of $4 million, $12 million, and $69 million, respectively, primarily related to employee severance and benefits. As of fiscal year end 2009, all actions under these plans are complete.

Pre-Fiscal 2007 Actions

During fiscal 2002, the Company recorded restructuring charges of $779 million primarily related to a significant downturn in the telecommunications industry and certain other end markets. These actions have been completed. As of fiscal year end 2009, the remaining restructuring reserves related to the fiscal 2002 actions were $47 million, relating to exited lease facilities. During fiscal 2009, 2008, and 2007 the Company recorded restructuring charges of $7 million, $4 million, and $5 million, respectively, for interest accretion on these reserves. The Company expects that its remaining reserves will continue to be paid out over the expected terms of the obligations which range from one to fifteen years.

Restructuring and Related Non-Cash Charges and Credits

During fiscal 2009, the Company recorded non-cash charges of $35 million primarily related to the impairment of fixed assets in connection with exited manufacturing facilities and product lines.

During fiscal 2008, the Company recorded non-cash charges of $38 million primarily related to fixed assets and intangibles in connection with exited manufacturing facilities and product lines. Also, the Company recorded non-cash charges of $9 million in cost of goods sold for write-downs in carrying value of inventory related to exited product lines in fiscal 2008.

During fiscal 2007, the Company recorded non-cash charges of $18 million primarily related to fixed assets in connection with exited manufacturing operations and $5 million in cost of goods sold for write-downs in carrying value of inventory related to exited product lines.

4. Restructuring and Other Charges, Net (Continued)

Total Restructuring Reserves

The Company's restructuring reserves by segment at fiscal year end 2009 and 2008 were as follows:

	Fiscal	
	2009	2008
	(in millions)	
Electronic Components	$186	$121
Network Solutions	27	33
Specialty Products	9	3
Undersea Telecommunications	48	54
Restructuring reserves	$270	$211

At fiscal year end 2009 and 2008, restructuring reserves were included on the Consolidated Balance Sheets as follows:

	Fiscal	
	2009	2008
	(in millions)	
Accrued and other current liabilities	$231	$131
Other liabilities	39	80
Restructuring reserves	$270	$211

Loss on Divestiture

During fiscal 2009, the Company recorded a pre-tax loss on divestiture of $7 million related to the sale of the Battery Systems business. The Battery Systems business, which was part of the Electronic Components segment, was sold for net cash proceeds of $14 million after working capital adjustments. The loss is reflected in restructuring and other charges, net on the Consolidated and Combined Statement of Operations. The Company has presented the loss on sale and the operations of the Battery Systems business in continuing operations due to immateriality.

Impairment of Long-Lived Assets

During fiscal 2009, the Company recorded long-lived asset impairment charges of $14 million primarily related to the divestiture of the Dulmison connectors and fittings product line. During fiscal 2009, the Company's board of directors authorized management to pursue the divestiture of the product line within the Company's energy business in the Network Solutions segment. Based on an estimated sales price of $16 million, the Company determined that the carrying value of the product line's assets and liabilities was in excess of its fair value. An impairment charge of $12 million was recorded in fiscal 2009 to write the carrying value of the assets and liabilities down to fair value. The charge is presented in restructuring and other charges, net on the Consolidated and Combined Statement of Operations. The Dulmison connectors and fittings product line generated sales of $53 million in fiscal 2009.

4. Restructuring and Other Charges, Net (Continued)

During fiscal 2008, the Company's board of directors authorized management to proceed with strategic alternatives with respect to the Company's Battery Systems business. Based on a negotiated sales price of $30 million, the Company determined that the carrying value of the Battery Systems business' assets and liabilities exceeded its fair value. Consequently, a pre-tax impairment charge of $22 million was recorded in fiscal 2008 to write the carrying value of the assets and liabilities down to the fair value. The charge is presented in restructuring and other charges, net on the Consolidated and Combined Statement of Operations.

During fiscal 2008, the Company determined that the certain North American automotive customer-specific product lines in the Electronic Components segment were impaired due to declining future production expectations. The Company determined that an impairment test was necessary due to changes in the North American automotive industry. These asset groups were assessed for recoverability and impaired based on estimates of the asset group fair values. Using a discounted cash flows analysis, the Company determined that a pre-tax impairment charge of $12 million was required to write the carrying value down to the fair value. The charge is presented in restructuring and other charges, net on the Consolidated and Combined Statement of Operations.

5. Discontinued Operations

During fiscal 2009, the Company entered into a definitive agreement to sell its Wireless Systems business. In May 2009, the Company completed the sale for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on this transaction.

In September 2008, the Company completed the sale of the Radio Frequency Components and Subsystem business for net cash proceeds of $427 million and recorded a $184 million pre-tax gain on the sale. In September 2008, the Company also completed the sale of the Automotive Radar Sensors business for net cash proceeds of $42 million and recorded a $31 million pre-tax gain on the sale. In fiscal 2009, the Company recorded an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments relating to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses. The total pre-tax gain on the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses was $187 million and $32 million, respectively. Also during fiscal 2009, the Company received additional cash proceeds related to working capital of $29 million in connection with the fiscal 2008 sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses. The Consolidated Balance Sheet reflected the $29 million in prepaid expenses and other current assets at September 26, 2008.

The divestiture of the Company's Power Systems business was authorized during fiscal 2007. As a result, the Company assessed Power Systems' assets for impairment and determined that the book value of the Power Systems business exceeded its estimated fair value. The Company recorded a $585 million pre-tax impairment charge in fiscal 2007 in income (loss) from discontinued operations, net of income taxes on the Consolidated and Combined Statement of Operations. In fiscal 2008, the Company completed the sale of its Power Systems business for $102 million in net cash proceeds and recorded a $51 million pre-tax gain on the sale.

In fiscal 2007, the Company completed the sale of the Printed Circuit Group business for $227 million in net cash proceeds and recorded a $45 million pre-tax gain on the sale.

5. Discontinued Operations (Continued)

The Wireless Systems, Radio Frequency Components and Subsystem, Automotive Radar Sensors, Power Systems, and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented. Prior to reclassification to held for sale and discontinued operations, the Wireless Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses were components of the former Wireless Systems segment. Both the Power Systems and Printed Circuit Group businesses were components of the Other segment, which was subsequently renamed the Undersea Telecommunications segment.

The following table reflects net sales, pre-tax income (loss) from discontinued operations, pre-tax gain on sale of discontinued operations including impairments and costs to sell, and income taxes for fiscal 2009, 2008, and 2007:

	Fiscal		
	2009	2008	2007
	(in millions)		
Net sales	$ 262	$1,064	$1,376
Pre-tax income (loss) from discontinued operations	$(135)	$ 99	$ (536)
Pre-tax gain on sale of discontinued operations	63	266	45
Income tax (expense) benefit	(84)	(110)	151
Income (loss) from discontinued operations, net of income taxes	$(156)	$ 255	$ (340)

Pre-tax loss from discontinued operations for fiscal 2009 included pre-tax charges of $111 million related to the Wireless Systems business's contract with the State of New York. See Note 15 for additional information regarding the State of New York contract. The income tax provision on discontinued operations for fiscal 2009 included $68 million relating to the impact of $319 million of goodwill written off in connection with the divestiture of the Wireless Systems business, for which a tax benefit was not fully realized, as well as $35 million of adjustments to the estimated tax provision on the Power Systems business as a result of the finalization of the tax basis of assets sold upon the filing of the fiscal 2008 income tax returns.

5. Discontinued Operations (Continued)

The following table presents balance sheet information for assets and liabilities held for sale at fiscal year end 2008; there were no such amounts at fiscal year end 2009:

	Fiscal 2008
	(in millions)
Accounts receivable, net	$ 70
Inventories	153
Property, plant, and equipment, net	175
Goodwill	319
Intangible assets, net	32
Other assets	21
Total assets	$ 770
Accounts payable	$ 36
Accrued and other current liabilities	38
Deferred revenue	40
Other liabilities	55
Total liabilities	$ 169

6. Inventories

At fiscal year end 2009 and 2008, inventories consisted of the following:

	Fiscal	
	2009	2008
	(in millions)	
Raw materials	$ 253	$ 410
Work in progress	439	670
Finished goods	624	964
Inventoried costs on long-term contracts	119	115
Inventories	$ 1,435	$ 2,159

7. Property, Plant, and Equipment, Net

At fiscal year end 2009 and 2008, net property, plant, and equipment consisted of the following:

	Fiscal	
	2009	2008
	(in millions)	
Land and improvements	$ 259	$ 252
Buildings and leasehold improvements	1,342	1,338
Machinery and equipment	6,600	6,477
Construction in process	373	481
Gross property, plant, and equipment	8,574	8,548
Accumulated depreciation	(5,463)	(5,206)
Property, plant, and equipment, net	$ 3,111	$ 3,342

7. Property, Plant, and Equipment, Net (Continued)

Depreciation expense was $484 million, $506 million, and $464 million in fiscal 2009, 2008, and 2007, respectively.

8. Goodwill

The changes in the carrying amount of goodwill by segment for fiscal 2009 and 2008 were as follows:

	Electronic Components	Network Solutions	Specialty Products	Total
		(in millions)		
Balance at September 28, 2007	$ 4,998	$850	$1,010	$ 6,858
Purchase accounting adjustments	2	—	1	3
Impairment	(103)	—	—	(103)
Currency translation	(7)	(1)	(1)	(9)
Balance at September 26, 2008	4,890	849	1,010	6,749
Divestiture of businesses and other	(14)	(6)	—	(20)
Impairment	(3,435)	—	(112)	(3,547)
Currency translation	(28)	4	2	(22)
Balance at September 25, 2009	$ 1,413	$847	$ 900	$ 3,160

The Company tests goodwill allocated to reporting units for impairment annually during the fiscal fourth quarter, or more frequently if events occur or circumstances exist that indicate that a reporting unit's carrying value may exceed its fair value. The Company completed its annual goodwill impairment test in the fourth quarter of fiscal 2009 and determined that no impairment existed.

As a result of declines in sales and profitability of the Automotive and Communications and Industrial Solutions reporting units of the Electronic Components segment and the Circuit Protection reporting unit of the Specialty Products segment during the second quarter of fiscal 2009, the Company determined that an indicator of impairment had occurred and goodwill impairment testing of these reporting units was required. Significant judgment is involved in determining if an indicator of impairment has occurred. In making this assessment, management relies on a number of factors including, among others, operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and management's judgment in applying each to the analysis of the recoverability of goodwill.

The testing for goodwill impairment is a two step process. In performing step I of impairment testing, the Company determined the fair value of the Automotive, Communications and Industrial Solutions, and Circuit Protection reporting units based on a discounted cash flows analysis incorporating the Company's estimate of future operating performance. The results of the step I goodwill impairment tests indicated that the book value of each of the reporting units exceeded its fair value. The failure of the step I goodwill impairment tests triggered step II goodwill impairment tests in which the Company determined the implied fair value of the reporting units' goodwill by comparing the reporting units' fair value determined in step I to the fair value of the reporting units' net assets, including unrecognized intangible assets. The step II goodwill impairment tests resulted in a full impairment charge of $2,088 million for the Automotive reporting unit and partial impairment charges of $1,347 million and $112 million for the Communications and Industrial Solutions and Circuit Protection reporting units, respectively, in the second quarter of fiscal 2009.

8. Goodwill (Continued)

During the fiscal 2008 annual impairment test, the Company determined that the book value of the Global Application Tooling Division, a reporting unit in the Electronic Components segment, exceeded its fair value. Fair value was determined using a discounted cash flows analysis incorporating the Company's estimate of future operating performance. The goodwill impairment test indicated that there was no implied value related to the goodwill, resulting in an impairment of the reporting unit's entire goodwill balance of $103 million.

All goodwill impairment charges are presented in impairment of goodwill on the Consolidated and Combined Statements of Operations.

9. Intangible Assets, Net

The Company's intangible assets at fiscal year end 2009 and 2008 were as follows:

	Fiscal							
	2009				2008			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period
	($ in millions)							
Intellectual property	$724	$(330)	$394	24 years	$764	$(323)	$441	24 years
Other	17	(4)	13	50 years	16	(3)	13	49 years
Total	$741	$(334)	$407	25 years	$780	$(326)	$454	25 years

Intangible asset amortization expense, which is recorded in cost of sales, was $31 million, $33 million, and $32 million for fiscal 2009, 2008, and 2007, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be as follows:

	(in millions)
Fiscal 2010	$ 30
Fiscal 2011	29
Fiscal 2012	28
Fiscal 2013	28
Fiscal 2014	28
Thereafter	264
	$407

10. Accrued and Other Current Liabilities

At fiscal year end 2009 and 2008, accrued and other current liabilities consisted of the following:

	Fiscal	
	2009	2008
	(in millions)	
Accrued payroll and employee benefits	$ 303	$ 404
Restructuring reserves	231	131
Interest payable	65	79
Income taxes payable	48	215
Deferred income taxes	22	28
Dividends payable	—	74
Other	574	627
Accrued and other current liabilities	$1,243	$1,558

11. Debt

Debt at fiscal year end 2009 and 2008 was as follows:

	Fiscal	
	2009	2008
	(in millions)	
6.00% senior notes due 2012[(1)]	$ 720	$ 800
5.95% senior notes due 2014[(1)]	300	300
6.55% senior notes due 2017[(1)]	744	753
7.125% senior notes due 2037[(1)]	475	498
Commercial paper, at an average interest rate of 4.01% at September 26, 2008	—	647
Other	178	183
Total debt	2,417	3,181
Less current portion[(2)]	101	20
Long-term debt	$2,316	$3,161

(1) Senior notes are recorded at face amount, net of unamortized discount and the fair value of interest rate swaps.

(2) The current portion of long-term debt at fiscal year end 2009 and 2008 was comprised of amounts shown as other.

During June 2009, Tyco Electronics Group S.A. ("TEGSA"), a wholly-owned subsidiary of the Company, commenced a tender offer to purchase up to $150 million principal amount of its 6.00% senior notes due 2012, up to $100 million principal amount of its 6.55% senior notes due 2017, and up to $100 million principal amount of its 7.125% senior notes due 2037. On July 7, 2009, the tender offer expired and on July 9, 2009, TEGSA purchased and cancelled $86 million principal amount of its 6.00% senior notes due 2012, $42 million principal amount of its 6.55% senior notes due 2017, and $23 million principal amount of its 7.125% senior notes due 2037 for an aggregate payment of $141 million, plus paid accrued interest through July 7, 2009 of $3 million to the sellers of the notes. As a result of the transaction, in fiscal 2009, the Company recorded a pre-tax gain of $22 million, which is included in other income, including the write-off of unamortized discounts and fees of $1 million and the recognition of a gain of $12 million associated with terminated interest rate swaps previously designated as fair value hedges. Additionally, as a result of the re-purchase and cancellation, unamortized losses in accumulated other comprehensive income of $3 million related to terminated starting forward interest rate swaps designated as cash flow hedges were recognized as interest expense.

11. Debt (Continued)

In April 2007, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"). In fiscal 2009, $75 million of the commitment was assigned by Lehman Brothers Bank, FSB to TEGSA, reducing the total effective commitment to $1,425 million. Borrowings under the Credit Facility bear interest, at TEGSA's option, at a base rate or the London interbank offered rate plus a margin dependent on TEGSA's credit ratings and the amount drawn under the facility. TEGSA is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on its credit ratings. As of fiscal year end 2009 and 2008, TEGSA had no borrowings under the Credit Facility. Borrowings under the commercial paper program are backed by the Credit Facility.

The Credit Facility contains a financial ratio covenant providing that if the Company's ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered under the Credit Facility. The Credit Facility and the Company's other debt agreements contain other customary covenants.

TEGSA's payment obligations under its senior notes, Credit Facility, commercial paper, and profit sharing notes issued by a subsidiary are fully and unconditionally guaranteed by Tyco Electronics Ltd.

During the first quarter of fiscal 2009, the Company terminated interest rate swaps designated as fair value hedges on $300 million principal amount of the 6.55% senior notes and $200 million principal amount of the 6.00% senior notes. Prior to the termination, the interest rate swaps were marked to fair value, resulting in premiums of $49 million and $14 million associated with the 6.55% senior notes and 6.00% senior notes, respectively. The premiums will be recognized as a reduction in interest expense over the life of the respective notes. See Note 13 for additional information on interest rate swaps.

In periods prior to Separation, Tyco International's consolidated debt, exclusive of amounts incurred directly by the Company, was proportionately allocated to the Company based on the historical funding requirements of the Company using historical data. Net interest expense was allocated in the same proportions as debt through June 1, 2007 and includes the impact of interest rate swap agreements designated as fair value hedges. For fiscal 2007, Tyco International allocated to Tyco Electronics interest expense of $150 million and interest income of $20 million.

In addition, Tyco International allocated to the Company loss on retirement of debt in the amount of $232 million for fiscal 2007, which is included in other income (expense), net on the Consolidated and Combined Statement of Operations. The method utilized to allocate loss on retirement of debt was consistent with the allocation of debt and net interest expense as described above.

Management believes the allocation basis for debt, net interest expense, and loss on retirement of debt was reasonable based on the historical financing needs of the Company; however, these amounts may not be indicative of the actual amounts that the Company would have incurred in fiscal 2007 had it been operating as an independent, publicly-traded company for the period prior to Separation.

The fair value of the Company's debt was approximately $2,420 million and $3,115 million at fiscal year end 2009 and 2008, respectively.

11. Debt (Continued)

The aggregate amounts of total debt maturing during the next five years and thereafter are as follows:

	(in millions)
Fiscal 2010	$ 101
Fiscal 2011	7
Fiscal 2012	1
Fiscal 2013	786
Fiscal 2014	301
Thereafter	1,221
Total	$2,417

12. Guarantees

Separation and Distribution Agreement

Upon Separation, the Company entered into a Separation and Distribution Agreement and other agreements with Tyco International and Covidien to effect the Separation and provide a framework for the Company's relationships with Tyco International and Covidien after the distribution of the Company's and Covidien's shares to Tyco International's shareholders. These agreements govern the relationships among Tyco International, Covidien, and the Company subsequent to the Separation and provide for the allocation to the Company and Covidien of certain of Tyco International's assets, liabilities, and obligations attributable to periods prior to the Separation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, the Company, Covidien, and Tyco International assumed 31%, 42%, and 27%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the Separation or the Distribution brought by any third party. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, Tyco Electronics may be obligated to pay amounts in excess of its agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Tax Sharing Agreement

Upon Separation, the Company entered into a Tax Sharing Agreement, under which the Company shares responsibility for certain of its, Tyco International's, and Covidien's income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. The Company, Covidien, and Tyco International share 31%, 42%, and 27%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to its, Tyco International's, and Covidien's U.S. income tax returns. The effect of the Tax Sharing Agreement is to indemnify the Company for 69% of certain liabilities settled in cash by the Company with respect to unresolved pre-Separation tax matters. Pursuant to that

12. Guarantees (Continued)

indemnification, the Company has made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-Separation tax matters. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

All of the tax liabilities of Tyco International that were associated with Tyco International subsidiaries that are included in Tyco Electronics following the Separation became Tyco Electronics' tax liabilities upon Separation. Although Tyco Electronics has agreed to share certain tax liabilities with Tyco International and Covidien pursuant to the Tax Sharing Agreement, Tyco Electronics remains primarily liable for all of these liabilities. If Tyco International and Covidien default on their obligations to Tyco Electronics under the Tax Sharing Agreement, Tyco Electronics would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed upon share of its, Tyco International's, and Covidien's tax liabilities.

Indemnification

The Company's indemnification created under the Tax Sharing Agreement qualifies as a guarantee of a third party entity's debt under ASC 460 (Guarantees). ASC 460 addresses the measurement and disclosure of a guarantor's obligation to pay a debt incurred by a third party. To value the initial guarantee obligation, the Company considered a range of probability-weighted future cash flows that represented the likelihood of payment of each class of liability by each of the three post-Separation companies. The expected cash flows incorporated interest and penalties that the companies believed would be incurred on each class of liabilities and were discounted to the present value to reflect the value associated with each at Separation. The calculation of the guarantee liability also included a premium that reflected the cost for an insurance carrier to stand in and assume the payment obligation at the Separation date.

At inception of the guarantee, based on the probability-weighted future cash flows related to unresolved tax matters, the Company, under the Tax Sharing Agreement, faced a maximum potential liability of $3 billion, based on undiscounted estimates and interest and penalties used to determine the fair value of the guarantee and an assumption of 100% default on the parts of Tyco International and Covidien, a likelihood that management believes to be remote. In the event that the Company is required, due to bankruptcy or other business interruption on the part of Tyco International or Covidien, to pay more than the contractually determined 31%, the Company retains the right to seek payment from the effected entity.

12. Guarantees (Continued)

At September 28, 2007, the probability-weighted cash flows and risk premium of certain unresolved pre-Separation tax matters for which the Company has made indemnifications to Tyco International and Covidien resulted in a fair value of the liability of $296 million, which was reflected as an adjustment to contributed surplus on the Consolidated Balance Sheet. During fiscal 2008, the Company, while assessing its income tax positions under the uncertain tax position provisions of ASC 740, decreased this liability by $14 million and recorded the adjustment to other income on the Consolidated and Combined Statement of Operations. Also, in fiscal 2008, this liability was increased by $57 million as a result of the completion by Tyco International of certain proposed tax adjustments to U.S. federal income tax returns. (See Note 15 for additional information regarding the proposed tax adjustments.) As of September 25, 2009, the total liability of $339 million was recorded in other liabilities on the Consolidated Balance Sheet. The Company has assessed the probable future cash payments to Tyco International and Covidien for pre-Separation income tax matters pursuant to the terms of the Tax Sharing Agreement and determined this amount remains sufficient to satisfy these expected obligations.

Other Matters

In disposing of assets or businesses, the Company often provides representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions; however, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's results of operations, financial position, or cash flows.

At September 25, 2009, the Company had outstanding letters of credit and letters of guarantee in the amount of $395 million, of which $50 million was related to its contract with the State of New York. See Note 15 for additional information regarding the State of New York contract.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, except for the charges related to the contract with the State of New York discussed below, such obligations will not significantly affect the Company's results of operations, financial position, or cash flows.

As disclosed in Note 15, in January 2009, the State of New York (the "State") drew down $50 million against an irrevocable standby letter of credit funded by the Company. As a result, the Company recorded a pre-tax charge equal to the draw. The State has the ability to draw up to an additional $50 million against the standby letter of credit which could result in additional charges and could have a material adverse effect on the Company's results of operations, financial position, and cash flows.

12. Guarantees (Continued)

The Company generally records estimated product warranty costs at the time of sale. The changes in the Company's warranty liability for fiscal 2009 and 2008 were as follows:

	Fiscal	
	2009	2008
	(in millions)	
Balance at beginning of fiscal year	$27	$20
Warranties issued during the fiscal year	18	6
Warranty expirations and changes in estimate	1	3
Settlements	(3)	(2)
Balance at end of fiscal year	$43	$27

13. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt, and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, and accounts payable approximated book value as of September 25, 2009 and September 26, 2008. See Note 11 for additional information on the fair value of debt and Note 16 for additional information on fair value measurements.

The Company uses derivative and non-derivative financial instruments to manage certain exposures to foreign currency, interest rate, and commodity risks.

The Company accounts for derivative financial instrument contracts on its Consolidated Balance Sheets at fair value. For instruments not designated as hedges under ASC 815 (Derivatives and Hedging), the changes in the instruments' fair value are recognized as selling, general, and administrative expenses on the Consolidated and Combined Statements of Operations. For instruments designated as cash flow hedges, the effective portion of changes in the fair value of a derivative is recorded in other comprehensive income and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Ineffective portions of a cash flow hedge are recognized currently, based on the nature of the ineffectiveness, in cost of sales or selling, general, and administrative expenses on the Consolidated and Combined Statements of Operations. Changes in the fair value of derivative instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized in earnings.

To the extent that Tyco International entered into hedges on behalf of the Company prior to Separation, the statement of operations effects of those hedges have been allocated to the Company as part of the Tyco International general corporate overhead expense allocation or interest expense allocation as appropriate. See Note 17 for additional information regarding allocated expenses.

The cash flows related to derivative financial instruments are reported in the operating activities section of the Consolidated and Combined Statements of Cash Flows.

The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as the Company deals with a variety of financial institutions worldwide with long-term Standard & Poor's, Moody's, and/or Fitch credit ratings

13. Financial Instruments (Continued)

of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized. The Company is exposed to potential losses if a counterparty fails to perform according to the terms of its agreement. With respect to counterparty net asset positions recognized at September 25, 2009, the Company has assessed the likelihood of counterparty default as remote. At this time, the Company is not required, nor does it require, collateral or other security to be furnished by the counterparties to its derivative financial instruments.

Foreign Exchange Risks

As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes foreign exchange forward and swap contracts, a portion of which are designated as cash flow hedges pursuant to ASC 815-30 (Derivatives and Hedging: Cash Flow Hedges). The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions.

At September 25, 2009 and September 26, 2008, the Company had net liabilities of $1 million and $5 million, respectively, on the Consolidated Balance Sheets related to foreign exchange instruments. The Company expects that significantly all of the balance in accumulated other comprehensive income associated with the cash flow hedge-designated instruments will be reclassified into the Consolidated and Combined Statements of Operations within the next twelve months as adjustments to cost of sales.

Interest Rate Risk Management

The Company issues debt, from time to time, in capital and money markets to fund its operations. Such borrowings can result in interest rate exposure. To manage the interest rate exposure and to minimize overall interest cost, the Company has used, and may use in the future, interest rate swaps to convert a portion of fixed-rate debt into variable-rate debt (fair value hedges) and/or convert a portion of variable-rate debt into fixed-rate debt (cash flow hedges).

During the first quarter of fiscal 2009, the Company terminated interest rate swaps designated as fair value hedges on $300 million principal amount of the 6.55% senior notes and $200 million principal amount of the 6.00% senior notes. Prior to the termination, the interest rate swaps were marked to fair value, resulting in premiums of $49 million and $14 million associated with the 6.55% senior notes and 6.00% senior notes, respectively. The premiums will be recognized as a reduction in interest expense over the life of the respective notes. As a result of the termination of the interest rate swaps the Company recognized reductions in interest expense of $8 million during fiscal 2009. As a result of the Company's tender offer, as discussed in Note 11, the Company recognized $12 million of the premiums as a component of the gain on retirement of debt included in other income (expense), net on the Consolidated and Combined Statement of Operations.

During fiscal 2007, in anticipation of issuing fixed-rate debt, the Company entered into and, concurrent with the Company's fixed-rate debt issuance, terminated forward starting interest rate swaps to hedge the variability in interest expense that would result from changes in interest rates between the date of the swap and the Company's anticipated date of issuing fixed-rate debt. These forward starting interest rate swaps were designated as effective hedges of the probable interest payments under ASC 815-30. Upon the issuance of the Company's senior notes in September 2007, these swaps were terminated for a cash payment of $54 million. The effective portion of these swaps of $53 million was

13. Financial Instruments (Continued)

recorded in accumulated other comprehensive income and is recognized in earnings as interest expense over the remaining term of the related debt instruments. As a result of the termination of the forward starting interest rate swaps, the Company recognized interest expense of $9 million, $6 million, and $1 million during the years ended September 25, 2009, September 26, 2008, and September 28, 2007, respectively. Interest expense recognized during fiscal 2009 included $3 million of interest expense recognized as a result of the Company's tender offer. See Note 11 for additional information regarding the tender offer.

Commodity Hedges

As part of managing the exposure to certain commodity price fluctuations, the Company utilizes commodity swap contracts, all of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in prices of commodities used in production.

At September 25, 2009 and September 26, 2008, the Company's commodity hedges, which related to purchases of gold, were in a gain position of $1 million and $2 million, respectively, and had a notional value of $29 million and $21 million, respectively. The Company expects that significantly all of the balance in accumulated other comprehensive income associated with the commodities hedges will be reclassified into the Consolidated and Combined Statements of Operations within the next twelve months as adjustments to cost of sales.

Hedges of Net Investment

The Company hedges its net investment in certain foreign operations using intercompany non-derivative financial instruments denominated in the same currencies. The aggregate notional value of these hedges was $1,027 million and $1,161 million at September 25, 2009 and September 26, 2008, respectively. The Company reclassified foreign exchange losses of $72 million, $168 million, and $118 million in fiscal 2009, 2008, and 2007, respectively. These amounts were recorded as currency translation, a component of accumulated other comprehensive income, offsetting foreign exchange gains or losses attributable to the translation of the net investment. See Note 22 for additional information.

13. Financial Instruments (Continued)

Derivative Instrument Summary

The fair value of the Company's derivative instruments at September 25, 2009 is summarized below.

	Fair Value of Asset Positions[1]	Fair Value of Liability Positions[2]
	(in millions)	
Derivatives designated as hedging instruments:		
Foreign currency contracts[3]	$ 4	$ 2
Commodity swap contracts	1	—
Total derivatives designated as hedging instruments	5	2
Derivatives not designated as hedging instruments:		
Foreign currency contracts[3]	8	11
Total derivatives not designated as hedging instruments	8	11
Total derivatives	$13	$13

(1) All derivatives in asset positions are recorded in prepaid expenses and other current assets on the Consolidated Balance Sheet, except where a right of offset against liability positions exists. As disclosed in Note 16, derivative instruments in prepaid expenses and other current assets on the Consolidated Balance Sheet totaled $4 million.

(2) All derivatives in liability positions are recorded in accrued and other current liabilities on the Consolidated Balance Sheet, except where a right of offset against asset positions exists. As disclosed in Note 16, derivative instruments in accrued and other current liabilities on the Consolidated Balance Sheet totaled $4 million.

(3) Contracts are presented gross without regard to any right of offset that exists.

The effects of derivative instruments designated as fair value hedges on the Consolidated and Combined Statement of Operations at fiscal year end 2009 were as follows:

Derivatives Designated as Fair Value Hedges	Location of Gain Recognized on Derivative	Amount of Gain Recognized
		(in millions)
Interest rate swaps[1]	Interest expense	$ 8
Interest rate swaps[2]	Other income	12
Total		$20

(1) Interest rate swaps were terminated in December 2008. See discussion above.

(2) As a result of the Company's tender offer, as discussed in Note 11, the Company recognized $12 million of the premiums as a component of the gain on retirement of debt included in other income (expense), net on the Consolidated and Combined Statement of Operations.

13. Financial Instruments (Continued)

The effects of derivative instruments designated as cash flow hedges on the Consolidated and Combined Statement of Operations at fiscal year end 2009 were as follows:

Derivatives Designated as Cash Flow Hedges	Amount of Gain (Loss) Recognized in OCI (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
			(in millions)		
Foreign currency contracts	$ 1	Cost of sales	$(1)	Cost of sales[1]	$—
Commodity swap contracts	3	Cost of sales	3	Cost of sales	—
Forward starting interest rate swaps[2]	—	Interest expense[3]	(9)	Interest expense	—
Total	$ 4		$(7)		$—

(1) Depending on the nature of the hedge, ineffectiveness is recorded in cost of sales or selling, general, and administrative expenses.

(2) Forward starting interest rate swaps were terminated in September 2007. See discussion above.

(3) Interest expense recognized during fiscal 2009 included $3 million of interest expense recognized as a result of the Company's tender offer. See Note 11 for additional information regarding the tender offer.

The effects of derivative instruments not designated as hedging instruments on the Consolidated and Combined Statement of Operations at fiscal year end 2009 were as follows:

Derivatives not Designated as Hedging Instruments	Location of Loss Recognized on Derivative	Amount of Loss Recognized
		(in millions)
Foreign currency contracts	Selling, general, and administrative expenses	$(178)
Total		$(178)

During fiscal 2009, the Company incurred losses of $178 million as a result of marking foreign currency derivatives not designated as hedging instruments to fair value, particularly derivatives related to certain Eastern European currencies during the first quarter of fiscal 2009. These losses were largely offset by the gains realized as a result of re-measuring the underlying assets and liabilities denominated in foreign currencies to primarily the Euro or U.S. Dollar. These gains and losses were reflected in selling, general, and administrative expenses on the Consolidated and Combined Statement of Operations.

14. Retirement Plans

Adoption of Measurement Date Provisions and Funded Status Recognition Provisions of ASC 715

In the fourth quarter of fiscal 2009, the Company adopted the measurement date provisions of ASC 715 (Compensation—Retirement Benefits), which require that plan assets and benefits obligations

14. Retirement Plans (Continued)

be measured as of fiscal year end. Prior to adoption of this provision, the Company's measurement date was August 31. The Company elected not to re-measure plan assets and benefit obligations as of the first day of fiscal 2009. As a result, the impact of adoption in fiscal 2009 was an after-tax charge of $7 million, equal to approximately one-twelfth of annual net periodic benefit costs on a pre-tax basis, to accumulated deficit, and an after-tax increase of $2 million in accumulated other comprehensive income on the Consolidated Balance Sheet.

The Company adopted the funded status recognition provisions of ASC 715 effective September 28, 2007. The impact of the adoption resulted in an after-tax decrease of $225 million in accumulated other comprehensive income at September 28, 2007.

Defined Benefit Pension Plans

The Company has a number of contributory and noncontributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with local customs and practice. Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to the Consolidated and Combined Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are actuarially determined. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

Prior to Separation, the Company participated through Tyco International in one co-mingled plan that included plan participants of other Tyco International subsidiaries. The Company recorded its portion of the co-mingled plan's expense and the related obligation, which has been actuarially determined based on the Company's specific benefit formulas by participants and allocated plan assets. The contribution amounts were determined in total for the co-mingled plan and allocated to the Company based on headcount. Management believes such allocations were reasonable. In fiscal 2007, this plan was legally separated, resulting in a reallocation of assets based on the Employee Retirement Income Security Act ("ERISA") prescribed calculation.

The net periodic benefit cost (credit) for all U.S. and non-U.S. defined benefit pension plans in fiscal 2009, 2008, and 2007 was as follows:

	U.S. Plans			Non-U.S. Plans		
	Fiscal			Fiscal		
	2009	2008	2007	2009	2008	2007
	($ in millions)					
Service cost	$ 7	$ 5	$ 5	$ 55	$ 73	$ 60
Interest cost	58	56	55	81	83	70
Expected return on plan assets	(61)	(75)	(74)	(57)	(73)	(60)
Amortization of prior service credit	—	—	—	—	(2)	(2)
Amortization of net actuarial loss	15	7	13	13	8	20
Curtailment/settlement gain and special termination benefits	—	1	(10)	—	(3)	(1)
Net periodic benefit cost (credit)	$ 19	$ (6)	$ (11)	$ 92	$ 86	$ 87

14. Retirement Plans (Continued)

	U.S. Plans			Non-U.S. Plans		
	Fiscal			Fiscal		
	2009	2008	2007	2009	2008	2007
	($ in millions)					
Weighted-average assumptions used to determine net pension cost (credit) during the period:						
Discount rate	7.05%	6.35%	6.00%	5.11%	4.70%	4.15%
Expected return on plan assets	7.54%	7.99%	7.99%	5.75%	5.98%	5.73%
Rate of compensation increase	4.00%	4.00%	4.00%	3.63%	3.45%	3.19%

The following table represents the changes in benefit obligations, plan assets, and the net amount recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans at fiscal year end 2009 and 2008:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2009	2008	2009	2008
	($ in millions)			
Change in benefit obligations:				
Benefit obligation at end of prior period	$ 858	$ 918	$1,785	$1,758
Service cost	7	5	55	73
Interest cost	58	56	81	83
Employee contributions	—	—	5	7
Plan amendments	—	—	—	2
Actuarial loss (gain)	103	(58)	113	(51)
Benefits and administrative expenses paid	(62)	(63)	(80)	(68)
New plans	—	—	1	4
Curtailment/settlement gain and special termination benefits	—	—	(54)	(9)
Impact of measurement date change	2	—	10	—
Currency translation	—	—	(7)	(14)
Benefit obligation at end of period	$ 966	$ 858	$1,909	$1,785

14. Retirement Plans (Continued)

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2009	2008	2009	2008
	($ in millions)			
Change in plan assets:				
Fair value of plan assets at end of prior period	$ 843	$ 964	$1,099	$1,194
Actual return on plan assets	(30)	(59)	(60)	(80)
Employer contributions	52	1	100	76
Employee contributions	—	—	5	7
New plans	—	—	1	—
Benefits and administrative expenses paid	(62)	(63)	(80)	(68)
Settlement gain and special termination benefits	—	—	(50)	(7)
Impact of measurement date change	(4)	—	—	—
Currency translation	—	—	(38)	(23)
Fair value of plan assets at end of period	$ 799	$ 843	$ 977	$1,099
Funded status	$(167)	$ (15)	$ (932)	$ (686)
Contributions after the measurement date	—	—	—	8
Net amount recognized	$(167)	$ (15)	$ (932)	$ (678)
Amounts recognized on the Consolidated Balance Sheets:				
Other assets	$ —	$ 2	$ 7	$ 8
Accrued and other current liabilities	(3)	(4)	(11)	(10)
Long-term pension and postretirement liabilities	(164)	(13)	(928)	(676)
Net amount recognized	$(167)	$ (15)	$ (932)	$ (678)
Weighted-average assumptions used to determine pension benefit obligations at period end:				
Discount rate	5.85%	7.05%	4.59%	5.11%
Rate of compensation increase	4.00%	4.00%	3.51%	3.63%

During fiscal 2009, the funded status of the Company's pension plans deteriorated as a result of asset losses in its U.S. and non-U.S. plans totaling $30 million and $60 million, respectively. As of September 25, 2009, the benefit obligations were also negatively impacted by a decrease in the discount rates, as compared to September 26, 2008, used to present value the obligations. Weighted-average decreases of 120 basis points and 52 basis points for the U.S. and non-U.S. plans' discount rates increased the obligations by $103 million and $113 million, respectively.

14. Retirement Plans (Continued)

The pre-tax amounts recognized in accumulated other comprehensive income for all U.S. and non-U.S. defined benefit pension plans in fiscal 2009 and 2008 was as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2009	2008	2009	2008
	(in millions)			
Change in net loss:				
Unrecognized net loss at end of prior period	$238	$170	$326	$240
Current year changes recorded to accumulated other comprehensive income (loss)	199	75	235	98
Amortization reclassified to earnings	(15)	(7)	(13)	(8)
Curtailment/settlement reclassified to earnings	—	—	(7)	3
Impact of measurement date change	(1)	—	(1)	—
Other	—	—	11	(7)
Unrecognized net loss at end of period	$421	$238	$551	$326
Change in prior service credits:				
Unrecognized prior service credit at end of prior period	$ —	$ —	$(13)	$(18)
Amortization reclassified to earnings	—	—	—	2
Impact of measurement date change	—	—	2	—
Other	—	—	4	3
Unrecognized prior service credit at end of period	$ —	$ —	$ (7)	$(13)

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost in fiscal 2010 is as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Amortization of net actuarial loss	$(33)	$(30)
Amortization of prior service credit	—	1
	$(33)	$(29)

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by its external advisors.

The investment strategy for the U.S. pension plans has been governed by the Company's Investment Committee; investment strategies for non-U.S. pension plans are governed locally. The Company's investment strategy for its pension plans is to manage the plans on a going concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. Projected returns are based primarily on pro forma asset allocation and expected long-term returns and forward-looking estimates of active portfolio and investment management.

14. Retirement Plans (Continued)

During fiscal 2008, the Company's Investment Committee made the decision to change the target asset allocation of the U.S. Plans' Master Trust from 60% equity and 40% fixed income to 30% equity and 70% fixed income in an effort to better align asset risk with the anticipated payment of benefit obligations. The target asset allocation transition began in fiscal 2008. As a result of economic conditions during fiscal 2009, the Company has slowed the transition of the Master Trust asset allocation change. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. Plans' Master Trust.

Target weighted-average asset allocations and weighted-average asset allocations for U.S. and non-U.S. pension plans at fiscal year end 2009 and 2008 were as follows:

	U.S. Plans			Non-U.S. Plans		
	Target	Fiscal 2009	Fiscal 2008	Target	Fiscal 2009	Fiscal 2008
Asset Category:						
Equity securities	30%	44%	54%	45%	40%	45%
Debt securities	70	52	44	44	47	45
Real estate	—	—	—	3	3	3
Cash and cash equivalents	—	4	2	8	10	7
Total	100%	100%	100%	100%	100%	100%

Tyco Electronics' common shares are not a direct investment of the Company's pension funds; however, the pension funds may indirectly include Tyco Electronics shares. The aggregate amount of the Tyco Electronics common shares would not be considered material relative to the total pension fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that, at a minimum, it will make the minimum required contributions to its pension plans in fiscal 2010 of $3 million for U.S. plans and $80 million for non-U.S. plans.

Benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Fiscal 2010	$ 56	$ 63
Fiscal 2011	56	68
Fiscal 2012	59	73
Fiscal 2013	61	83
Fiscal 2014	62	78
Fiscal 2015-2019	335	480

14. Retirement Plans (Continued)

The accumulated benefit obligation for all U.S. and non-U.S. plans as of fiscal year end 2009 and 2008 was as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2009	2008	2009	2008
	(in millions)			
Accumulated benefit obligation	$963	$855	$1,619	$1,518

The accumulated benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at fiscal year end 2009 and 2008 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2009	2008	2009	2008
	(in millions)			
Accumulated benefit obligation	$958	$808	$1,560	$1,314
Fair value of plan assets	794	793	900	862

The projected benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with projected benefit obligations in excess of plan assets at fiscal year end 2009 and 2008 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2009	2008	2009	2008
	(in millions)			
Projected benefit obligation	$962	$810	$1,879	$1,726
Fair value of plan assets	794	793	939	1,032

Defined Contribution Retirement Plans

The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $55 million, $66 million, and $61 million for fiscal 2009, 2008, and 2007, respectively.

Deferred Compensation Plans

The Company maintains nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in Tyco Electronics' 401(k) plans and the account balance fluctuates with the investment returns on those funds. Total deferred compensation liabilities were $43 million and $38 million at fiscal year end 2009 and 2008, respectively.

14. Retirement Plans (Continued)

Rabbi Trusts

The Company has established rabbi trusts, related to certain acquired companies, through which the assets may be used to pay non-qualified plan benefits. The trusts primarily hold bonds and equities. The rabbi trust assets are subject to the claims of the Company's creditors in the event of the Company's insolvency. The value of the assets held by these trusts, included in other assets on the Consolidated Balance Sheets, was $76 million and $84 million at fiscal year end 2009 and 2008, respectively. Total liabilities related to the assets held by the rabbi trust and reflected on the Consolidated Balance Sheets were $9 million and $14 million at fiscal year end 2009 and 2008, respectively. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans

In addition to providing pension and 401(k) benefits, the Company also provides certain health care coverage continuation for qualifying retirees from date of retirement to age 65.

Net periodic postretirement benefit cost in fiscal 2009, 2008, and 2007 was as follows:

	Fiscal		
	2009	2008	2007
	($ in millions)		
Service cost	$ 1	$ 1	$ 1
Interest cost	2	2	3
Curtailment/settlement gain and special termination benefits	(1)	—	(3)
Net periodic postretirement benefit cost	$ 2	$ 3	$ 1
Weighted-average assumptions used to determine net postretirement benefit cost during the period:			
Discount rate	7.05%	6.35%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%

14. Retirement Plans (Continued)

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded, at fiscal year end 2009 and 2008, were as follows:

	Fiscal	
	2009	2008
	($ in millions)	
Change in benefit obligations:		
Benefit obligation at beginning of period	$ 38	$ 41
Service cost	1	1
Interest cost	2	2
Actuarial loss (gain)	4	(3)
Benefits paid	(2)	(3)
Other	(1)	—
Benefit obligation at end of period	$ 42	$ 38
Change in plan assets:		
Fair value of assets at beginning of period	$ 4	$ 4
Employer contributions	1	3
Benefits paid	(2)	(3)
Impact of measurement date change	—	—
Fair value of plan assets at end of period	$ 3	$ 4
Funded status / net amount recognized	$ (39)	$ (34)
Amounts recognized on the Consolidated Balance Sheets:		
Accrued and other postretirement liabilities	$ (2)	$ (2)
Long-term pension and postretirement liabilities	(37)	(32)
Net amount recognized	(39)	$ (34)
Weighted-average assumptions used to determine postretirement benefit obligations at period end:		
Discount rate	6.05%	7.05%
Rate of compensation increase	4.00%	4.00%

Unrecognized prior service costs and actuarial losses of $4 million and $2 million at fiscal year end 2009 and 2008, respectively, were recorded in accumulated other comprehensive income. There is expected to be no significant amortization of the current balance into net periodic benefit cost in fiscal 2010.

The Company expects to make contributions to its postretirement benefit plans of $2 million in fiscal 2010.

14. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows:

	(in millions)
Fiscal 2010	$ 3
Fiscal 2011	3
Fiscal 2012	3
Fiscal 2013	3
Fiscal 2014	3
Fiscal 2015-2019	14

Health care cost trend assumptions are as follows:

	Fiscal	
	2009	2008
Health care cost trend rate assumed for next fiscal year	9.19%	9.21%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%
Fiscal year the ultimate trend rate is achieved	2015	2014

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	4	(3)

15. Commitments and Contingencies

General Matters

The Company has facility, land, vehicle, and equipment leases that expire at various dates through the year 2056. Rental expense under these leases was $153 million, $168 million, and $152 million for fiscal 2009, 2008, and 2007, respectively. At fiscal year end 2009, the minimum lease payment obligations under non-cancelable lease obligations were as follows:

	(in millions)
Fiscal 2010	$108
Fiscal 2011	76
Fiscal 2012	56
Fiscal 2013	37
Fiscal 2014	32
Thereafter	97
Total	$406

15. Commitments and Contingencies (Continued)

The Company also has purchase obligations related to commitments to purchase certain goods and services. At fiscal year end 2009, the Company had commitments to purchase $71 million in fiscal 2010, $4 million in fiscal 2011, and $1 million in fiscal 2012.

Tyco Electronics Legal Proceedings

Intellectual Property and Antitrust Litigation

The Company is a party to a number of patent infringement and antitrust actions that may require the Company to pay damage awards. The Company has assessed the status of these matters and has recorded liabilities related to certain of these matters where appropriate.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions, and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial position, or cash flows.

Legal Matters under Separation and Distribution Agreement

The Separation and Distribution Agreement among the Company, Tyco International, and Covidien provided for the allocation among the parties of Tyco International's assets, liabilities, and obligations attributable to periods prior to the Company's and Covidien's separations from Tyco International on June 29, 2007. Under the Separation and Distribution Agreement, the Company assumed the liability for, and control of, all pending and threatened legal matters at Separation related to the Company's business or assumed or retained liabilities, and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters. Tyco Electronics remains responsible for 31% of certain potential liabilities that may arise from litigation pending or threatened at Separation that was not allocated to one of the three parties, and Tyco International and Covidien are responsible for 27% and 42%, respectively, of such liabilities. If any party defaults in payment of its allocated share of any such liability, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party. Subject to the terms and conditions of the Separation and Distribution Agreement, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. All costs and expenses that Tyco International incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Tyco International, Covidien, and the Company.

Tyco International Legal Proceedings

Securities Class Actions and Settlement

As previously reported in the Company's periodic filings, prior to the Separation, Tyco International and certain of its former directors and officers were named as defendants in over 40 purported securities class action lawsuits. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to the securities class actions were allocated among Tyco

15. Commitments and Contingencies (Continued)

International, Covidien, and the Company. The Company is responsible for 31% of potential liabilities that may arise upon the resolution of the remaining pending litigation. Most of the securities class actions were transferred to the United States District Court for the District of New Hampshire for coordinated or consolidated pre-trial proceedings. A consolidated securities class action complaint was filed in these proceedings and on June 12, 2006, the court entered an order certifying a class "consisting of all persons and entities who purchased or otherwise acquired Tyco securities between December 13, 1999 and June 7, 2002, and who were damaged thereby, excluding defendants, all of the officers, directors and partners thereof, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which any of the foregoing have or had a controlling interest." As previously reported, Tyco International settled 32 of the purported securities class action lawsuits arising from the actions alleged to have been taken by its prior management, for which the Company was responsible for 31%. All legal contingencies that could have affected the final order entered in the United States District Court for the District of New Hampshire approving the settlement expired on February 21, 2008. As of the opt-out deadline for the settlement, Tyco International received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. A number of these individuals and entities filed actions separately against Tyco International and/or Tyco International, Covidien, and the Company, all of which have been settled subsequently as discussed below. In addition, several cases asserting claims arising under ERISA were filed, all of which have been settled subsequently as discussed below.

In fiscal 2007, the Company was allocated a charge from Tyco International of $922 million for the class action settlement, for which no tax benefit was available. In addition, in fiscal 2007, the Company was allocated $35 million of income relating to Tyco International's expected recovery of certain costs from insurers. The net charge of $887 million was recorded on the Consolidated and Combined Statement of Operations as pre-Separation litigation charges, net. The portion allocated to the Company was consistent with the sharing percentage included in the Separation and Distribution Agreement. Tyco International placed funds in escrow for the benefit of the class. The escrow account earned interest that was payable to the class. In addition, interest was accrued on the class action settlement liability.

The finalization of the class action settlement in February 2008 resulted in the extinguishment of the Company's class action settlement liability of $3,020 million, interest in the escrow of $936 million, and class action settlement receivable of $2,084 million from the Consolidated Balance Sheet in fiscal 2008. The finalization of the settlement resulted in a decrease to cash flows from operating activities and an increase to cash flows from investing activities during fiscal 2008. It did not affect the cash balance on the Consolidated Balance Sheet because the Company had previously fully funded its portion of the class action settlement into an escrow account intended to be used to settle the liability, as mentioned above.

Settlement of Securities Proceedings Not Covered by the Class Action Settlement

In fiscal 2008, Tyco International settled securities litigation captioned *New Jersey v. Tyco International Ltd., et al.* and *Ballard v. Tyco International Ltd., et al.* for $73 million and $36 million, respectively. Pursuant to the sharing formula in the Separation and Distribution Agreement, the Company recorded charges of $34 million, for which no tax benefit was available, in fiscal 2008. In addition, the Company recorded income of $12 million in fiscal 2008 related to Tyco International's recovery of certain costs from insurers.

15. Commitments and Contingencies (Continued)

During the first quarter of fiscal 2009, Tyco International, Covidien, and the Company entered into definitive agreements to settle actions captioned *Hess v. Tyco International Ltd., et al.* and *Sciallo v. Tyco International Ltd., et al.* and an opt-out case brought by the Commonwealth of Massachusetts Pension Reserves Investment Management Board. Pursuant to the sharing formula in the Separation and Distribution Agreement, the Company recorded charges of $9 million, for which no tax benefit was available.

During the second quarter of fiscal 2009, Tyco International, Covidien, and the Company settled opt-out cases with Franklin Mutual Advisers, LLC and related plaintiffs and the Public Employees' Retirement Association of Colorado. Pursuant to the sharing formula, the Company recorded charges of $19 million, for which no tax benefit was available. Additionally, the Company recorded reserves totaling $375 million representing the best estimate of probable loss for the remaining securities litigation claims subject to the Separation and Distribution Agreement, including remaining opt-out cases and cases arising under ERISA. As a result, the Company recorded a pre-tax charge in the second quarter of fiscal 2009 of $116 million for its share of the reserves. Upon final settlement of the ERISA cases in the fourth quarter of fiscal 2009, the Company recorded a $25 million tax benefit. There were no tax benefits attributable for the other cases.

During the third quarter of fiscal 2009, Tyco International, Covidien, and the Company settled five of the remaining opt-out cases for $199 million. Pursuant to the sharing formula, the Company's share of the settlement amounts was $62 million. As the Company had previously established reserves for these opt-out cases during the second quarter of fiscal 2009, the settlements did not impact its Consolidated and Combined Statement of Operations.

During the fourth quarter of fiscal 2009, Tyco International, Covidien, and the Company settled for a total of $70 million eight consolidated class actions brought under ERISA against Tyco International and certain of its current and former employees, officers and directors. Pursuant to the sharing formula, the Company's share of the settlement amount was $22 million. Also, during the fourth quarter of fiscal 2009, Tyco International, Covidien, and the Company agreed to settle the remaining opt-out case for $2 million. Pursuant to the sharing formula, the Company's share of the settlement amount was $1 million. As the Company had previously established reserves for these consolidated actions and this opt-out case during the second quarter of fiscal 2009, the settlements did not impact its Consolidated and Combined Statement of Operations. Only three of the securities cases remain outstanding.

Investigations

As previously reported in the Company's periodic filings, Tyco International and others received various subpoenas and requests from the Securities and Exchange Commission's ("SEC") Division of Enforcement, the U.S. Department of Labor, the General Services Administration, and others seeking the production of documents in connection with various investigations into Tyco International's governance, management, operations, accounting, and related controls prior to the Separation. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International has advised the Company that it cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties, and pursuant to the liability sharing provisions of the Separation and Distribution Agreement, a portion of such payments

15. Commitments and Contingencies (Continued)

may be allocated to the Company. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters. As a result, the Company's share of such potential losses also is not estimable and may have a material adverse effect on the Company's results of operations, financial position, or cash flows.

Compliance Matters

As previously reported in the Company's periodic filings, Tyco International received and has responded to various allegations that certain improper payments were made by Tyco International subsidiaries, including Tyco Electronics subsidiaries, in recent years prior to the Separation. Tyco International reported to the U.S. Department of Justice and the SEC the investigative steps and remedial measures that it had taken in response to the allegations, including that it retained outside counsel to perform a company-wide baseline review of its policies, controls, and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. To date, the Company's baseline review has revealed that some of the Company's former business practices may not comply with FCPA requirements. At this time, the Company cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties, or incur settlements in amounts that may have a material adverse effect on the Company's results of operations, financial position, or cash flows. Any judgment, settlement, or other cost incurred by Tyco International in connection with these matters not specifically allocated to Tyco International, Covidien, or the Company would be subject to the liability sharing provisions of the Separation and Distribution Agreement.

Income Taxes

In connection with the Separation, the Company entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics', and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code (the "Code") or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon Separation, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, Tyco International, Covidien, and Tyco Electronics share 27%, 42%, and 31%, respectively, of certain contingent liabilities relating to unresolved pre-Separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify the Company for 69% of certain liabilities settled in cash by the Company with respect to unresolved pre-Separation tax matters. Pursuant to that indemnification, the Company has made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies with respect to unresolved pre-Separation tax matters. If any of the companies responsible for all or a portion of such liabilities

15. Commitments and Contingencies (Continued)

were to default in its payment of costs or expenses related to any such liability, the Company would be responsible for a portion of the defaulting party or parties' obligation.

Prior to Separation, certain of the Company's subsidiaries filed combined tax returns with Tyco International. Those and other of the Company and its subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, which relate specifically to Tyco Electronics entities have been recorded on the Consolidated and Combined Financial Statements. In addition, the Company may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated and Combined Financial Statements. See Note 12 for additional information.

In prior years, in connection with the IRS audit of various fiscal years, Tyco International submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. The IRS accepted substantially all of the proposed adjustments for fiscal 1997 through 2000 for which the IRS had completed its field work. On the basis of previously accepted amendments, the Company has determined that acceptance of adjustments presented for additional periods through fiscal 2005 is probable and, accordingly, has recorded them, as well as the impacts of the adjustments accepted by the IRS, on the Consolidated and Combined Financial Statements.

Tyco International continues to complete proposed adjustments to the remainder of its U.S. federal income tax returns. In fiscal 2009, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and in connection with these adjustments, the Company recorded a $97 million increase in income tax liabilities, a $10 million increase in deferred tax assets, a $60 million increase in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, and a $27 million charge to contributed surplus. In fiscal 2008, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and presented to the IRS. As a result, in fiscal 2008, the Company recorded a $225 million decrease in income tax liabilities, a $42 million decrease in deferred tax assets, a $140 million decrease in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, a $57 million increase in the indemnification liability to Tyco International and Covidien, and a $14 million charge to contributed surplus. See Note 12 for additional information regarding the indemnification liability to Tyco International and Covidien.

In fiscal 2008, Tyco International, Covidien, and the Company completed and filed certain fiscal 2007 U.S. consolidated federal and state income tax returns which included a combination of Tyco International, Covidien, and the Company's subsidiaries. As a result, the Company recorded a $66 million decrease in income tax liabilities with a corresponding offset to the income tax receivable, a $44 million decrease in the receivable from Tyco International and Covidien and a $42 million decrease in the payable to Tyco International and Covidien pursuant to the Tax Sharing Agreement, a $30 million increase in contributed surplus, and a $32 million net adjustment to other related tax accounts.

15. Commitments and Contingencies (Continued)

As the Company's tax return positions continue to be updated for periods prior to Separation, additional adjustments may be identified and recorded on the Consolidated and Combined Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed, the Company believes that any resulting adjustments will not have a material impact on its results of operations, financial position, or cash flows. Additionally, adjustments may be recorded to shareholders' equity in the future for the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien, and/or the Company's subsidiaries for the periods prior to the Separation.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the periods under audit. Tyco International has agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact of $458 million which was paid by Tyco International during fiscal 2007. The Company's portion of this payment was $163 million. It is the Company's understanding that Tyco International has appealed other proposed adjustments totaling approximately $1 billion and is vigorously defending its prior filed tax return positions. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. Any penalty imposed would be subject to sharing with Tyco International and Covidien under the Tax Sharing Agreement. It is the Company's understanding that Tyco International is vigorously opposing the assertion of any such penalties.

It is the Company's understanding that Tyco International has made progress during fiscal 2009 towards resolving several of the disputed tax issues for the years 1997 through 2000 and it could reach agreement with the IRS on these matters within the next twelve months. During the fourth quarter of fiscal 2009, Tyco International settled a matter with the IRS concerning certain tax deductions claimed on Tyco International's income tax returns for the years 2001 through 2004. As a result of this settlement, the Company recorded a $28 million income tax charge in the fourth quarter of fiscal 2009 to reflect the disallowance of a portion of these deductions. The IRS continues to audit certain Tyco International income tax returns for the years 2001 through 2004.

The Company continues to believe that the amounts recorded in its Consolidated and Combined Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to the Company's results of operations, financial position, or cash flows.

Environmental Matters

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of fiscal year end 2009, the Company concluded that it was probable that it would incur remedial costs in the range of approximately $13 million to $26 million. As of fiscal year end 2009, the Company concluded that the best estimate within this range is approximately $16 million, of which $5 million is included in accrued and other current liabilities and $11 million is included in other liabilities on the Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters of $16 million, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial position, or cash flows.

15. Commitments and Contingencies (Continued)

Matters Related to the Company's Former Wireless Systems Business

Certain liabilities and contingencies related to the Company's former Wireless Systems business were retained by the Company when this business was sold in the third quarter of fiscal 2009. These include certain retained liabilities related to the State of New York contract and a contingent purchase price commitment related to the acquisition of Com-Net by the Wireless Systems business in 2001. See additional information below. Also, see Note 5 for additional information regarding the divestiture of the Wireless Systems business.

State of New York Contract

On September 19, 2005, the Company was awarded a twenty-year lease contract with the State of New York to construct, operate, and maintain a statewide wireless communications network for use by state and municipal first responders. On August 29, 2008, the Company was served by the State with a default notice related to the first regional network, pursuant to the contract. Under the terms of the contract, the Company had 45 days to rectify the purported deficiencies noted by the State. On October 16, 2008, the Company informed the State that all technical deficiencies had been remediated and the system was operating in accordance with the contract specifications and certified the system ready for testing. The State conducted further testing during November and December 2008. On January 15, 2009, the State notified the Company that, in the State's opinion, the Company had not fully remediated the issues cited by the State and it had determined that the Company was in default of the contract and that it had exercised its right to terminate the contract. The State contends that it has the right under the contract to recoup costs incurred by the State in conjunction with the implementation of the network, and as a result of this contention, on January 16, 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by the Company. The State has the ability to draw up to an additional $50 million against the standby letter of credit, although the Company disputes that the State has any basis to do so.

On February 13, 2009, the Company filed a claim in the New York Court of Claims, seeking over $100 million in damages, and alleging a number of causes of action, including breach of contract, unjust enrichment, defamation, conversion, breach of the covenant of good faith and fair dealing, the imposition of a constructive trust, and seeking a declaration that the State terminated the contract "for convenience." On September 25, 2009, the Court granted the State's motion to dismiss all counts of the complaint, with the exception of the breach of contract claims. On November 16, 2009, the State filed an answer to the complaint and counterclaim. The counterclaim asserts a claim for breach of contract and alleges that the State has incurred damages in excess of $275 million. The Company believes that the counterclaim is without merit and intends to vigorously pursue its claims in this matter. The parties are now proceeding with discovery.

As a result of these actions, in the first quarter of fiscal 2009, the Company recorded pre-tax charges totaling $111 million associated with this contract. These charges are reflected in income (loss) from discontinued operations on the Consolidated and Combined Statement of Operations as a result of the Company's sale of the Wireless Systems business. See Note 5 for further discussion of discontinued operations and the sale of the Wireless Systems business. The charges included an impairment charge of $61 million to write-off all costs incurred in constructing the network as well as a charge equal to the amount drawn by the State against the standby letter of credit of $50 million. The assets related to the impairment charge were previously reflected primarily as inventory on the

15. Commitments and Contingencies (Continued)

Consolidated Balance Sheet. The Company has not recognized any revenue related to the lease contract.

Com-Net

At September 25, 2009, the Company had a contingent purchase price commitment of $80 million related to its fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State of Florida has approved the system based on the guidelines set forth in the contract. Under the terms of the purchase and sale agreement, the Company does not believe it has any obligation to the sellers. However, the sellers have contested the Company's position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the motion pleading and discovery phase. A liability for this contingency has not been recorded on the Consolidated and Combined Financial Statements as the Company does not believe that any payment is probable or estimable at this time.

16. Fair Value Measurements

The Company adopted ASC 820 (Fair Value Measurements and Disclosures) on September 27, 2008. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company will adopt the provisions of ASC 820 for nonfinancial assets and liabilities in fiscal 2010; adoption will not have a material impact on the Company's results of operations, financial position, or cash flows.

ASC 820 specifies a fair value hierarchy based upon the observability of the inputs utilized in the valuation. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with ASC 820, fair value measurements are classified under the following hierarchy:

- Level 1—Quoted prices in active markets for identical assets and liabilities.
- Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

The adoption of the fair value provisions of ASC 820 had no effect on the Company's results of operations, financial position, or cash flows.

16. Fair Value Measurements (Continued)

Assets and liabilities recorded at fair value were as follows:

Description	Fair Value Measurements Using Inputs Considered as			Fair Value at September 25, 2009
	Level 1	Level 2	Level 3	
	(in millions)			
Assets:				
Commodity swap contracts	$ 1	$—	$—	$ 1
Foreign currency contracts	—	3	—	3
Rabbi trust assets	76	—	—	76
Total assets at fair value	$77	$ 3	$—	$80
Liabilities:				
Foreign currency contracts	$—	$ 4	$—	$ 4

The Company does not have significant financial assets or liabilities that are measured at fair value on a non-recurring basis.

The following is a description of the valuation methodologies used for the respective assets and liabilities measured at fair value:

- Commodity swap contracts—Fair value of these assets and liabilities is determined using quoted futures exchanges (level 1).
- Foreign currency contracts—Fair value of these assets and liabilities is determined based on observable market transactions of spot currency rates and forward rates (level 2).
- Rabbi trust assets—Rabbi trust assets are comprised of marketable debt and equity securities that are marked to fair value based on unadjusted quoted prices in active markets (level 1).

The majority of derivatives entered into by the Company are valued using the over-the-counter quoted market prices for similar instruments. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity.

17. Related Party Transactions

Trade Activity

Prior to Separation, the Company sold certain of its manufactured products consisting primarily of connectors and cable assemblies to Tyco International and its affiliates, at prices which approximated fair value. Sales to Tyco International and its affiliates, which are included in net sales on the Consolidated and Combined Statements of Operations, were $60 million during the first nine months of fiscal 2007.

Debt Related Allocations

The Company was allocated a portion of Tyco International's net interest expense and loss on retirement of debt in fiscal 2007. See Note 11 for further information regarding these allocations.

17. Related Party Transactions (Continued)

Allocated Expenses

In fiscal 2007, the Company was allocated a net charge from Tyco International of $887 million related to the class action settlement. See Note 15 for further information regarding the class action settlement.

Prior to Separation, the Company was allocated general corporate overhead expenses from Tyco International for corporate-related functions based on a pro-rata percentage of Tyco International's consolidated net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources, and risk management functions. During fiscal 2007, the Company was allocated $152 million of general corporate overhead expenses incurred by Tyco International, which are included within selling, general, and administrative expenses on the Consolidated and Combined Statement of Operations.

As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses and net class action settlement costs from Tyco International were reasonable. However, such expenses may not be indicative of the actual level of expenses that would have been incurred by the Company had it been operating as an independent, publicly-traded company during the period prior to Separation.

Transactions with Tyco Electronics' and Tyco International's Directors

During fiscal 2009, 2008, and 2007, the Company engaged in commercial transactions in the normal course of business with companies where Tyco Electronics' directors were employed and served as officers. Purchases from and sales to such companies were not material during each of these periods. In addition, during the period prior to the Separation in fiscal 2007, the Company engaged in commercial transactions in the normal course of business with companies where Tyco International's directors were employed and served as officers. Tyco Electronics' purchases from and sales to such companies were not material in pre-Separation fiscal 2007.

18. Income Taxes

The Company's operations are conducted through its various subsidiaries in a number of countries throughout the world. The Company has provided for income taxes based upon the tax laws and rates in the countries in which its operations are conducted and income and loss from operations is subject to taxation. In fiscal 2009, the Company changed its place of incorporation from Bermuda to Switzerland. The Company does not expect the change to materially impact its tax provision or cash tax burden.

18. Income Taxes (Continued)

Significant components of the income tax provision (benefit) for fiscal 2009, 2008, and 2007 were as follows:

	Fiscal		
	2009	2008	2007
		(in millions)	
Current:			
United States:			
Federal	$ (92)	$ 132	$ 45
State	(16)	(20)	—
Non-U.S.	115	264	276
Current income tax provision (benefit)	7	376	321
Deferred:			
United States:			
Federal	(490)	116	151
State	(12)	34	(9)
Non-U.S.	(81)	14	2
Deferred income tax provision (benefit)	(583)	164	144
	$ (576)	$ 540	$465

The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes and minority interest for 2009, 2008, and 2007 were as follows:

	Fiscal		
	2009	2008	2007
		(in millions)	
U.S.	$(3,813)	$ 271	$282
Non-U.S.	143	1,801	(25)
Income (loss) from continuing operations before income taxes and minority interest	$(3,670)	$2,072	$257

18. Income Taxes (Continued)

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision (benefit) for income taxes on continuing operations for fiscal 2009, 2008, and 2007 was as follows:

	Fiscal		
	2009	2008	2007
	(in millions)		
Notional U.S. federal income tax expense (benefit) at the statutory rate	$(1,285)	$ 725	$ 90
Adjustments to reconcile to the income tax provision (benefit):			
U.S. state income tax provision (benefit), net	(18)	2	(5)
Other (income) expense—Tax Sharing Agreement	24	(198)	(5)
Class action settlement	26	8	312
Divestitures and impairments	734	21	—
Proposed adjustments to prior year tax returns	—	(4)	9
Tax law changes	(21)	5	(11)
Tax credits	(19)	(8)	(6)
Non-U.S. net earnings[1]	(127)	(121)	(99)
Nondeductible charges	6	10	5
Change in accrued income tax liabilities	48	100	53
Allocated loss (gain) on retirement of debt	(7)	—	81
Valuation allowance	48	23	26
Adjustment to tax account balances	—	(33)	—
Other	15	10	15
Provision (benefit) for income taxes	$ (576)	$ 540	$465

(1) Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

The tax provision for fiscal 2009 was impacted by the $3,547 million pre-tax impairment of goodwill for which a partial tax benefit of $523 million was recorded, a $28 million charge related to the settlement of a tax matter (see Note 15 for additional information), a $144 million pre-tax charge related to pre-Separation securities litigation for which a partial tax benefit of $25 million was recorded, and a $24 million detriment related to a $68 million pre-tax expense recognized pursuant to the Company's Tax Sharing Agreement with Tyco International and Covidien. See Notes 15 and 19 for additional information regarding the Tax Sharing Agreement. Additionally, the fiscal 2009 tax provision included adjustments related to prior years tax returns, including a $49 million tax benefit, as discussed below. The $49 million tax benefit is reflected in change in accrued income tax liabilities in fiscal 2009 in the reconciliation above.

During fiscal 2009, in connection with the IRS examination of the Company's 2001 through 2004 U.S. federal income tax returns, certain favorable adjustments were identified and presented to the IRS. These adjustments resulted in a net $49 million tax benefit included in the tax provision, a $42 million increase to deferred tax assets, and a $7 million reduction of income tax liabilities. The Company concluded these items were not material to current or prior years financial statements and, accordingly, recorded them during the fourth quarter of fiscal 2009.

18. Income Taxes (Continued)

The provision for fiscal 2008 includes a benefit of $198 million primarily related to the pre-tax income of $545 million recognized in connection with the adoption of the uncertain tax position provisions of ASC 740, for which no tax was provided. The provision was also impacted by increased accruals in fiscal 2008 of interest related to uncertain tax positions partially offset by a $42 million benefit associated with a favorable settlement with a taxing authority for certain pre-Separation tax issues. In addition, the provision for fiscal 2008 reflects the benefits of increased profitability in operations in lower tax rate jurisdictions, a $33 million benefit related to adjustments to tax account balances, a $25 million increase in the valuation allowance related to restructuring charges, and a $22 million tax detriment recorded in connection with the goodwill impairment charge for which a tax benefit was not fully realized.

During fiscal 2008, the Company, in connection with the implementation of certain new control processes, completed the analysis and reconciliation of its tax accounts. As a result of this analysis, the Company adjusted its tax account balances and recorded a $34 million reduction in income tax liabilities, a $1 million increase in deferred tax liabilities, and a $33 million benefit in the income tax provision.

In fiscal 2007, no tax benefits were recorded related to the pre-tax charges for the class action settlement and loss on retirement of debt. The net increase of $26 million of deferred tax asset valuation allowances in fiscal 2007 reflects the tax impacts of increased borrowings as a result of the class action settlement and the Company's Separation from Tyco International.

18. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at fiscal year end 2009 and 2008 were as follows:

	Fiscal	
	2009	2008
	(in millions)	
Deferred tax assets:		
Accrued liabilities and reserves	$ 292	$ 273
Tax loss and credit carryforwards	4,131	2,512
Inventories	79	46
Pension and postretirement benefits	301	175
Deferred revenue	20	43
Interest	196	227
Unrecognized tax benefits	413	392
Other	16	23
	5,448	3,691
Deferred tax liabilities:		
Intangible assets	(368)	(875)
Property, plant, and equipment	(86)	(94)
Other	(38)	(47)
	(492)	(1,016)
Net deferred tax asset before valuation allowance	4,956	2,675
Valuation allowance	(2,487)	(873)
Net deferred tax asset	$ 2,469	$ 1,802

During fiscal 2009, tax loss and credit carryforwards increased primarily due to tax losses of $1,550 million (tax effected) generated in connection with the write-down of investments in subsidiaries in certain jurisdictions. The valuation allowance was increased by a corresponding amount due to the uncertainty of the future realization of these tax losses.

At fiscal year end 2009, the Company had approximately $1,447 million of U.S. federal and $181 million of U.S state net operating loss carryforwards (tax effected) which will expire in future years through 2029. In addition, at fiscal year end 2009, the Company had approximately $149 million of U.S. federal tax credit carryforwards, of which $29 million have no expiration and $120 million will expire in future years through 2029, and $31 million of U.S. state tax credits carryforwards which will expire in future years through 2024. The Company also had $84 million of U.S. federal capital loss carryforwards (tax effected) expiring through 2014 at fiscal year end 2009.

At fiscal year end 2009, the Company had approximately $2,228 million of net operating loss carryforwards (tax effected) in certain non-U.S. jurisdictions, of which $1,728 million have no expiration and $500 million will expire in future years through 2023. Also, at fiscal year end 2009, there were $4 million of non-U.S. tax credit carryforwards which will expire in future years through 2023 and $7 million of non-U.S. capital loss carryforwards (tax effected) with no expiration.

18. Income Taxes (Continued)

The valuation allowance for deferred tax assets of $2,487 million and $873 million at fiscal year end 2009 and 2008, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on its Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740 which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized. At fiscal year end 2009, approximately $40 million of the valuation allowance relates to share-based compensation and will be recorded to equity if certain net operating losses and tax credit carryforwards are utilized.

The calculation of the Company's tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where the Company conducts its operations. Under the uncertain tax position provisions of ASC 740, the Company recognizes liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from the Company's current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If the Company's current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If the Company's current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized. Substantially all of these tax liabilities and related interest are recorded in income taxes on the Consolidated Balance Sheet as payment is not expected within one year.

The Company has provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2010. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 25, 2009, certain subsidiaries had approximately $14 billion of undistributed earnings that the Company intends to permanently reinvest. A liability could arise if the Company's intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Uncertain Tax Position Provisions of ASC 740

Effective September 29, 2007, the beginning of fiscal 2008, the Company adopted the uncertain tax position provisions of ASC 740. In connection with the adoption, the Company recorded a net increase in contingent tax liabilities of $1,197 million, an increase in deferred tax assets of $648 million, and a corresponding decrease in the opening balance of accumulated earnings of $549 million. Furthermore,

18. Income Taxes (Continued)

pursuant to the Tax Sharing Agreement, certain contingent tax liabilities related to unresolved tax matters are subject to sharing between Tyco International, Covidien, and the Company. See Note 15 for additional information regarding responsibilities for unresolved pre-Separation tax matters. Tyco International and Covidien are contractually obligated for $531 million of the Company's net increase in contingent tax liabilities recorded in connection with its adoption of the uncertain tax position provisions of ASC 740. Accordingly, the Company recorded this amount in 2008 as other income and recorded the related increase in the receivable from Tyco International and Covidien for shared contingent tax liabilities. In addition, in connection with the adoption of the uncertain tax position provisions of ASC 740, the Company reassessed and decreased its guarantee liabilities pursuant to ASC 460 liability to Tyco International and Covidien and recorded $14 million of other income. See Note 12 for additional information regarding the Company's indemnifications under the Tax Sharing Agreement. These adjustments are summarized in the following table:

Adoption of Uncertain Tax Position Provisions of ASC 740 and Related Tax Sharing Agreement Income:

	Adjustment to Opening Balance of Accumulated Earnings	Tax Sharing Income
	(in millions)	
Contingent tax liabilities	$(1,197)	$ 531
Deferred tax assets	648	—
Guarantee liabilities pursuant to ASC 460	—	14
	$ (549)	$ 545

As of September 25, 2009, the Company had total unrecognized tax benefits of $1,799 million. If recognized in future periods, $1,732 million of these currently unrecognized tax benefits would impact the income tax provision and effective tax rate. Of the remaining currently unrecognized tax benefits, $10 million is associated with discontinued operations. As of September 26, 2008, the Company had total unrecognized tax benefits of $2,009 million. If recognized in future periods, $1,773 million of these currently unrecognized tax benefits would impact the income tax provision and effective tax rate. Of the remaining currently unrecognized tax benefits, $57 million is associated with discontinued operations. The following table summarizes the activity related to the Company's unrecognized tax benefits:

	Fiscal	
	2009	2008
	(in millions)	
Balance at beginning of fiscal year	$ 2,009	$1,906
Adjustments to beginning balance	—	123
Additions related to prior periods tax positions	57	259
Reductions related to prior periods tax positions	(292)	(312)
Additions related to current period tax positions	29	42
Settlements	(2)	(1)
Reductions due to lapse of applicable statute of limitations	(2)	(8)
Balance at end of fiscal year	$ 1,799	$2,009

18. Income Taxes (Continued)

The Company records accrued interest as well as penalties related to uncertain tax positions as part of the provision for income taxes. As of September 25, 2009, the Company had recorded $1,215 million of accrued interest and penalties related to uncertain tax positions on the Consolidated Balance Sheet of which $1,214 million was recorded in income taxes and $1 million was recorded in accrued and other current liabilities. During fiscal 2009 and 2008, the Company recognized $82 million and $115 million, respectively, of interest and penalties on the Consolidated and Combined Statements of Operations. As of September 26, 2008, the balance of accrued interest and penalties was $1,110 million of which $1,106 million was recorded in income taxes and $4 million was recorded in accrued and other current liabilities.

In fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International is in the process of appealing certain tax adjustments proposed by the IRS related to this period. In fiscal 2008, the IRS commenced its field examination of certain Tyco International U.S. federal income tax returns for the years 2001 through 2004. Tyco International's U.S. federal tax filings for years subsequent to 2004 also remain open to examination by the IRS. See Note 15 for additional information regarding the status of IRS examinations.

The Company files income tax returns on a combined, unitary, or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 4 years. Various state and local income tax returns are currently in the process of examination or administrative appeal.

The Company's non-U.S. subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 10 years. Various non-U.S. subsidiary income tax returns are currently in the process of examination by taxing authorities.

18. Income Taxes (Continued)

As of September 25, 2009, under applicable statutes, the following tax years remained subject to examination in the major tax jurisdictions indicated:

Jurisdiction	Open Years
Belgium	2006 through 2009
Brazil	2004 through 2009
Canada	2002 through 2009
China	1999 through 2009
Czech Republic	2006 through 2009
France	2007 through 2009
Germany	2003 through 2009
Hong Kong	2003 through 2009
India	2001 through 2009
Italy	2004 through 2009
Japan	2003 through 2009
Korea	2004 through 2009
Luxembourg	2004 through 2009
Netherlands	2006 through 2009
Portugal	2006 through 2009
Singapore	2000 through 2009
Spain	2004 through 2009
Switzerland	2008 through 2009
United Kingdom	2007 through 2009
United States, federal and state and local	1994 through 2009

In most jurisdictions, taxing authorities retain the ability to review prior tax years and to adjust any net operating loss and tax credit carryforwards from these years that are utilized in a subsequent period.

Although it is difficult to predict the timing or results of certain pending examinations, it is the Company's understanding that Tyco International has made progress during fiscal 2009 towards resolving with the IRS certain disputed tax adjustments related to Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Accordingly, Tyco International and the IRS could reach agreement on these matters within the next twelve months. However, the ultimate resolution is uncertain and it is not possible to estimate the impact of an agreement with respect to the amount of unrecognized tax benefits on the Consolidated Balance Sheet as of September 25, 2009.

The Company is not aware of any other matters that would result in significant changes to the amount of unrecognized tax benefits reflected on the Consolidated Balance Sheet as of September 25, 2009.

19. Other Income (Expense), Net

In fiscal 2009, the Company recorded net other expense of $48 million, consisting of $68 million of expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, a $22 million gain on the retirement of debt, and $2 million of unrealized losses on rabbi trust assets. The $68 million of expense is attributable to a net reduction of an indemnification asset primarily as a

19. Other Income (Expense), Net (Continued)

result of the settlement of various matters with the IRS. See Note 15 for further information regarding the Tax Sharing Agreement. See Note 11 for additional information regarding the gain on retirement of debt.

In fiscal 2008, the Company recorded other income of $567 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, of which $545 million ($1.13 for basic earnings per share and $1.12 for diluted earnings per share in fiscal 2008) related to certain incremental tax liabilities recorded by the Company in connection with the adoption of the uncertain tax position provisions of ASC 740. See Note 18 for additional information regarding the adoption of the uncertain tax position provisions of ASC 740.

Net other expense of $219 million in fiscal 2007 includes an allocation from Tyco International of $232 million for loss on retirement of debt. See Note 11 for additional information. Additionally, in fiscal 2007, the Company recorded other income of $13 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien.

20. Earnings (Loss) Per Share

The computation of basic earnings (loss) per share is based on the Company's net income (loss) divided by the basic weighted-average number of common shares outstanding. The computation of diluted earnings (loss) per share is based on the Company's net income (loss) divided by the weighted-average number of common shares outstanding adjusted for potentially dilutive unexercised share options and non-vested restricted share awards. The following table sets forth the denominators of the basic and diluted earnings (loss) per share computations:

	Fiscal		
	2009	2008	2007
	(in millions)		
Weighted-average shares outstanding:			
Basic	459	483	497
Share options and restricted share awards	—	3	—
Diluted	459	486	497

For fiscal 2009, 2008, and 2007, certain share options were not included in the computation of diluted earnings (loss) per share because the underlying exercise prices were greater than the average market prices of Tyco Electronics' common shares and inclusion would be antidilutive. Such shares not included in the computation of diluted earnings (loss) per share totaled 20 million, 21 million, and 20 million as of September 25, 2009, September 26, 2008, and September 28, 2007, respectively.

For fiscal 2009 and 2007, non-vested restricted share awards and options to purchase Tyco Electronics' common shares with the underlying exercise prices less than the average market prices were outstanding, but were excluded from the calculations of diluted loss per share as inclusion of these securities would have been antidilutive. Such shares not included in the computation of diluted loss per share totaled 1 million and 3 million as of September 25, 2009 and September 28, 2007, respectively.

21. Equity

Change of Domicile

Effective June 25, 2009, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland. In connection with the Change of Domicile and in accordance with the laws of Switzerland, the par value of the Company's common shares increased from $0.20 per share to 2.60 Swiss Francs ("CHF") per share (or $2.40 based on an exchange rate in effect on June 22, 2009). The Change of Domicile was approved at a special meeting of shareholders held on June 22, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Shareholders' Equity:

1) the par value of common shares was increased from $0.20 to CHF 2.60 through a 1-for-12 reverse share split, followed by the issuance of 11 fully paid bonus shares so that the same number of shares were outstanding before and after the Change of Domicile but with an increased par value per share, which reduced contributed surplus by $1.1 billion with a corresponding increase to common shares;
2) the cancellation of approximately 32 million shares held in treasury;
3) the elimination of share premium with a corresponding increase to contributed surplus, all of which was designated as freely distributable reserves for Swiss corporate law purposes; and
4) the elimination of 125 million authorized preferred shares, none of which were issued and outstanding.

Preferred Shares

In connection with the Change of Domicile, as discussed above, all authorized preferred shares were eliminated. At September 26, 2008, the Company had authorized 125,000,000 preferred shares, par value of $0.20, none of which were issued and outstanding.

Common Shares

As a result of the adoption of the Company's new articles of association in connection with the Change of Domicile but prior to the distribution to shareholders discussed under "Distributions to Shareholders" below, the Company's ordinary share capital was $1,124 million with 468 million registered common shares and a par value of CHF 2.60 (or $2.40 based on an exchange rate in effect on June 22, 2009). Subject to certain conditions specified in the articles of association, the shareholders have authorized the Company's board of directors to increase the Company's share capital (the value, in CHF, of authorized shares multiplied by the par value), by issuing up to 234 million conditional shares and up to 234 million authorized shares (until June 22, 2011). Although the Company states its par value in Swiss Francs, it continues to use the U.S. Dollar as its reporting currency for preparing its Consolidated and Combined Financial Statements.

Common Shares Held in Treasury

During the fourth quarter of fiscal 2009, the Company transferred 10 million common shares held in treasury to a subsidiary. Shares held by the subsidiary continue to be presented as treasury shares on the Consolidated Balance Sheet.

21. Equity (Continued)

Prior to the Change of Domicile, approximately 32 million shares held by the Company in treasury were cancelled, leaving 10 million shares held in treasury as of June 26, 2009. At September 26, 2008, there were 37 million shares held in treasury.

Share Premium and Contributed Surplus

As of September 26, 2008, the Company was incorporated under the laws of Bermuda. Prior to the Change of Domicile, in accordance with the Bermuda Companies Act, when the Company issued shares for cash at a premium to their par value, the resulting premium was an increase to a share premium account, a non-distributable reserve. Contributed surplus, subject to certain conditions, is a distributable reserve.

Distributions to Shareholders

Under current Swiss law, distributions to shareholders made in the form of a reduction of registered share capital are exempt from Swiss withholding tax. Beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss tax law, distributions to shareholders made out of contributed surplus will be exempt from Swiss withholding tax. Distributions or dividends on the Company's shares must be approved by the Company's shareholders.

On June 22, 2009, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.17 per share. During the quarter ended September 25, 2009, the distribution was paid in U.S. Dollars at a rate of $0.16 per share. This capital reduction reduced the par value of the Company's common shares from CHF 2.60 (equivalent to $2.40) to CHF 2.43 (equivalent to $2.24).

Upon approval by the shareholders of the cash distribution in the form of a capital reduction, the Company records a liability with a corresponding charge to common shares. There were no unpaid dividends and distributions to shareholders as of September 25, 2009. Dividends declared but not paid were recorded in accrued and other current liabilities on the Consolidated Balance Sheet at September 26, 2008.

Share Repurchase Program

During fiscal 2009, the Company purchased approximately 6 million of its common shares for $125 million under its share repurchase program. Also, during fiscal 2009, the Company settled purchases of $27 million of its common shares which occurred prior to the end of fiscal 2008. In fiscal 2008, the Company repurchased approximately 37 million common shares for $1,269 million under this program, of which $1,242 million was paid as of September 26, 2008. No common shares were repurchased under this program in fiscal 2007. Since inception of the share repurchase program, which has a current authorization of $2,000 million, the Company has purchased approximately 43 million shares for $1,394 million.

Parent Company Investment and Separation Related Equity Adjustments

For the period prior to June 29, 2007, Tyco International's investment in the electronics businesses is shown as parent company investment on the Consolidated and Combined Financial Statements. Parent company investment represents the historical investment of capital into the Company, the

21. Equity (Continued)

Company's accumulated net earnings after taxes, and the net effect of transactions with and allocations from Tyco International. See Note 17 for additional information regarding the allocation to the Company of various expenses incurred by Tyco International.

On June 29, 2007, Tyco International completed a distribution of one common share of Tyco Electronics Ltd. for every four common shares of Tyco International. Following the Separation, the Company had 497 million common shares outstanding. After the Separation adjustments were recorded on June 29, 2007, the remaining parent company investment balance, which includes all earnings prior to the Separation, was transferred to contributed surplus. Net income subsequent to the Separation is included in accumulated earnings.

During fiscal 2007, the Company assumed $1,091 million of contingent tax liabilities from Tyco International and recorded a related receivable of $844 million from Tyco International and Covidien to reflect the 69% indemnification granted by each. These items were recorded as adjustments to contributed surplus on the Consolidated and Combined Financial Statements. Certain adjustments were made to those amounts assumed on Separation in periods subsequent to fiscal 2007.

22. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Currency Translation[1]	Unrealized Gain (Loss) on Securities	Unrecognized Pension and Postretirement Benefit Costs	(Loss) Gain on Cash Flow Hedge	Accumulated Other Comprehensive Income
			(in millions)		
Balance at September 29, 2006	$ 899	$ 1	$(230)	$ —	$ 670
Pre-tax current period change	453	—	319	(53)	719
Income tax expense	—	—	(112)	—	(112)
	1,352	1	(23)	(53)	1,277
Adoption of funded status recognition provisions of ASC 715:					
Pre-tax current period change	—	—	(347)	—	(347)
Income tax benefit	—	—	122	—	122
Total	—	—	(225)	—	(225)
Balance at September 28, 2007	1,352	1	(248)	(53)	1,052
Pre-tax current period change	(22)	—	(159)	8	(173)
Income tax (expense) benefit	—	(1)	52	(1)	50
Balance at September 26, 2008	1,330	—	(355)	(46)	929
Pre-tax current period change	(206)	—	(416)	11	(611)
Income tax benefit	—	—	137	—	137
Balance at September 25, 2009	$1,124	$—	$(634)	$(35)	$ 455

(1) Includes hedge of net investment foreign exchange gains or losses, offsetting foreign exchange gains or losses attributable to the translation of the net investments.

23. Share Plans

All equity awards (restricted share awards and share options) granted by the Company subsequent to Separation were granted under the Tyco Electronics Ltd. 2007 Stock and Incentive Plan, as amended and restated (the "2007 Plan"). The 2007 Plan is administered by the Management Development and Compensation Committee of the board of directors of Tyco Electronics, which consists exclusively of independent directors of Tyco Electronics and provides for the award of share options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, deferred stock units, restricted shares, promissory shares, and other share-based awards (collectively, "Awards"). The 2007 Plan provides for a maximum of 25 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2007 Plan. The 2007 Plan allows for the use of authorized but unissued shares or treasury shares to be used to satisfy such awards. As of September 25, 2009, the Company had 10 million shares available under the 2007 Plan.

Prior to the Separation on June 29, 2007, all equity awards held by Company employees were granted by Tyco International under the Tyco International Ltd. 2004 Stock and Incentive Plan or other Tyco International equity incentive plans. Based on the grant date, type of award, and employing company, awards converted from Tyco International to Tyco Electronics awards in different manners. As a result of the conversion, all Tyco Electronics restricted share awards granted to employees of Tyco International and Covidien are fully vested. Approximately 4 million vested options to purchase common shares of the Company are held by current or former employees of Tyco International and Covidien. All share option award conversions were done in accordance with Sections 409A and 424 of the Code.

Restricted Share Awards

Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2007 Plan. All restrictions on the award will lapse upon death or disability of the employee. If the employee satisfies retirement or normal retirement requirements, all or a portion of the award may lapse, depending on the terms and conditions of the particular grant. Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents. For grants that vest based on certain specified performance criteria, the fair market value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the market value of the Company's shares on the grant date. Restricted share awards generally vest in increments over a period of four years as determined by the Management Development and Compensation Committee, or upon attainment of various levels of performance that equal or exceed targeted levels, if applicable. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

23. Share Plans (Continued)

Restricted share award activity for grants as of fiscal year end 2009 and changes during the year then ended is presented below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 26, 2008	3,328,270	$36.97
Granted	2,938,062	14.30
Vested	(1,409,434)	35.45
Forfeited	(604,708)	23.00
Non-vested at September 25, 2009	4,252,190	$23.80

The weighted-average grant-date fair value of Tyco Electronics restricted share awards granted during fiscal 2009, 2008, and 2007 were $14.30, $33.94, and $39.69, respectively. The weighted-average grant-date fair value of Tyco International restricted share awards granted to Tyco Electronics employees during pre-Separation fiscal 2007 was $30.34.

As of fiscal year end 2009, there was $57 million of total unrecognized compensation cost related to non-vested Tyco Electronics restricted share awards. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Deferred Stock Units

Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco Electronics common shares with distribution deferred until termination of employment. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the market value of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote such shares and do not have the right to receive cash dividends. However, they have the right to receive dividend equivalents, which are delivered at the same time as the underlying DSUs. Conditions of vesting are determined at the time of grant. As of fiscal year end 2009 and 2008, 111,138 and 53,295 vested but undistributed DSUs were outstanding, respectively. The grant-date fair value of vested but undistributed DSU grants was expensed immediately, is included in the total share-based compensation cost referred to below, and was not significant during fiscal 2009, fiscal 2008, and post-Separation fiscal 2007. There were no DSUs issued prior to Separation.

Share Options

Share options are granted to purchase Tyco Electronics common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2007 Plan. Options generally vest and become exercisable in equal annual installments over a period of four years and will generally expire 10 years after the date of grant.

23. Share Plans (Continued)

Share option activity for grants as of fiscal year end 2009 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding at September 26, 2008	25,465,020	$43.81		
Granted	4,260,100	14.44		
Exercised	(62,551)	16.48		
Expired	(3,384,433)	51.77		
Forfeited	(643,041)	29.45		
Outstanding at September 25, 2009	25,635,095	$38.30	4.6	$48
Vested and non-vested expected to vest at September 25, 2009	24,949,666	$38.73	4.6	$45
Exercisable at September 25, 2009	19,485,960	$43.26	3.3	$16

The conversion of Tyco International share option awards into Tyco Electronics share option awards at Separation was considered a modification of an award in accordance with ASC 718. As a result, the Company compared the fair value of the award immediately prior to the Separation to the fair value immediately after the Separation to measure incremental compensation cost. The conversion resulted in an increase in the fair value of the awards of $13 million. Of that amount, the Company recorded non-cash compensation expense of $1 million, $1 million, and $11 million in selling, general, and administrative and separation costs on the Consolidated and Combined Statements of Operations for fiscal 2009, 2008, and 2007, respectively.

As of fiscal year end 2009, there was $29 million of total unrecognized compensation cost related to non-vested Tyco Electronics share options granted under Tyco Electronics share option plans. The cost is expected to be recognized over a weighted-average period of 2.3 years.

Share-Based Compensation

Share-based compensation cost during fiscal 2009, 2008, and 2007 totaled $53 million, $62 million, and $100 million, respectively, of which $51 million, $56 million, and $89 million, respectively, have been included on the Consolidated and Combined Statements of Operations within selling, general, and administrative expenses and separation costs. Share-based compensation expense of $2 million, $6 million, and $11 million has been included on the Consolidated and Combined Statements of Operations within income (loss) from discontinued operations, net of tax for fiscal 2009, 2008, and 2007, respectively. The Company has recognized a related tax benefit associated with its share-based compensation arrangements of $13 million, $17 million, and $27 million in fiscal 2009, 2008, and 2007, respectively.

The grant-date fair value of each option grant is estimated using the Black-Scholes-Merton option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected share price volatility was calculated based on the historical volatility of the stock of a composite of peers of Tyco

23. Share Plans (Continued)

Electronics and implied volatility derived from exchange traded options on that same composite of peers. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The expected annual dividend per share was based on Tyco Electronics' expected dividend rate. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures.

The weighted-average grant-date fair value of Tyco Electronics options granted during fiscal 2009, fiscal 2008, and post-Separation fiscal 2007 and the weighted-average assumptions Tyco Electronics used in the Black-Scholes-Merton option pricing model for fiscal 2009, fiscal 2008, and post-Separation fiscal 2007 were as follows:

	Fiscal		
	2009	2008	2007
Weighted-average grant-date fair value	$3.54	$8.87	$12.34
Assumptions:			
Expected share price volatility	39%	30%	30%
Risk free interest rate	2.4%	3.2%	4.9%
Expected annual dividend per share	$0.64	$0.59	$ 0.56
Expected life of options (years)	5.0	5.0	5.2

The weighted-average grant-date fair values of Tyco International options granted to Tyco Electronics employees during pre-Separation fiscal 2007 and the weighted-average assumptions Tyco International used in the Black-Scholes-Merton option pricing model for pre-Separation fiscal 2007 were as follows:

	Fiscal 2007
Weighted-average grant-date fair value	$9.52
Assumptions:	
Expected share price volatility	32%
Risk free interest rate	4.3%
Expected annual dividend per share	$0.64
Expected life of options (years)	4.9

The total intrinsic value of Tyco Electronics options exercised during fiscal 2009 was insignificant. The total intrinsic value of Tyco Electronics options exercised during fiscal 2008 and post-Separation fiscal 2007 were $39 million and $7 million, respectively. The total cash received by the Company related to the exercise of options totaled $1 million, $54 million, and $13 million in fiscal 2009, fiscal 2008, and post-Separation fiscal 2007, respectively. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2009, 2008, and 2007 on the Consolidated and Combined Statements of Cash Flows was not significant.

The total intrinsic value of Tyco International options exercised by Tyco Electronics employees during pre-Separation fiscal 2007 was $48 million.

23. Share Plans (Continued)

Employee Stock Purchase Plans

The Company also maintains employee stock purchase plans for the benefit of employees of certain qualified U.S. and non-U.S. subsidiaries. The terms of these plans provide employees the right to purchase shares of the Company's stock at a stated price and receive certain tax benefits. The significant plans are discussed below.

Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in the Tyco Electronics Ltd. Employee Stock Purchase Plan (the "ESP Plan"). Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction on the first $40,000 of payroll deductions. All common shares purchased under the ESP Plan are purchased from a subsidiary of the Company. Participation in the ESP Plan began in December 2007. The Company incurred $1 million in matching contribution expense in both fiscal 2009 and 2008.

Substantially all full-time employees of the Company's United Kingdom subsidiaries are eligible to participate in the Tyco Electronics Ltd. Savings Related Share Plan (the "UK SAYE Plan"). Under the UK SAYE Plan, eligible employees are granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the UK SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. Participation in the UK SAYE Plan began in February 2008. As of fiscal year end 2009 and 2008, 206,614 and 123,818 non-vested options are outstanding under the UK SAYE Plan, respectively; there are no vested options outstanding. Non-cash compensation expense related to the UK SAYE Plan, which is included in the total share-based compensation cost referred to above, was not significant in fiscal 2009 and 2008.

24. Segment and Geographic Data

The Company operates through four reporting segments: Electronic Components, Network Solutions, Specialty Products, and Undersea Telecommunications. See Note 1 for a description of the segments in which the Company operates. The Company aggregates its operating segments into reportable segments based upon the Company's internal business structure. Segment information has been revised to reflect the Company's current segment reporting structure. Prior period segment results have been reclassified to conform to the current presentation.

The Company sold its Wireless Systems business in May 2009. This business has been reclassified as discontinued operations on the Consolidated and Combined Financial Statements. See Note 5 for additional information regarding discontinued operations and the divestiture of the Wireless Systems business. Prior to reclassification to held for sale and discontinued operations, this business was reported as the Company's former Wireless Systems segment.

Effective January 1, 2009, the Company established the Specialty Products Group from its existing businesses. The results of this new organization are reported as a separate reporting segment on the Consolidated and Combined Financial Statements. This new segment is comprised of the Aerospace, Defense, and Marine; Touch Systems; Medical; and Circuit Protection businesses which were formerly reported in the Electronic Components segment.

Segment performance is evaluated based on net sales and operating income. Generally, the Company considers all expenses to be of an operating nature, and, accordingly, allocates them to each

24. Segment and Geographic Data (Continued)

reportable segment. Costs specific to a segment are charged to the segment. Corporate expenses, such as headquarters administrative costs, are allocated to the segments based on segment operating income. Pre-Separation litigation charges and separation costs were not allocated to the segments. Intersegment sales are not material and are recorded at selling prices that approximate market prices. Corporate assets are allocated to the segments based on segment assets.

Net sales and operating income (loss) by business segment are presented in the following table for fiscal 2009, 2008, and 2007:

	Net Sales			Operating Income (Loss)		
	Fiscal			Fiscal		
	2009	2008	2007	2009	2008	2007
	(in millions)					
Electronic Components	$ 5,961	$ 9,277	$ 8,531	$ (3,716)[1]	$ 978[2]	$ 1,063
Network Solutions	1,719	2,162	1,897	133	251	229
Specialty Products	1,415	1,769	1,581	34[1]	296	258
Undersea Telecommunications	1,161	1,165	565	219	160	36
Pre-Separation litigation charges, net and separation costs	—	—	—	(144)	(22)	(931)
Total	$10,256	$14,373	$12,574	$ (3,474)	$ 1,663	$ 655

(1) The Electronic Components and Specialty Products segments recorded charges of $3,435 million and $112 million, respectively, related to the impairment of goodwill in fiscal 2009. See Note 8 for additional information regarding the impairment of goodwill.

(2) Includes goodwill impairment of $103 million in fiscal 2008. See Note 8 for additional information regarding the impairment of goodwill.

No single customer accounted for more than 10% of net sales in fiscal 2009, 2008, or 2007.

As the Company is not organized by product or service, it is not practicable to disclose net sales by product or service.

Depreciation and amortization and capital expenditures for fiscal 2009, 2008, and 2007 were as follows:

	Depreciation and Amortization			Capital Expenditures		
	Fiscal			Fiscal		
	2009	2008	2007	2009	2008	2007
	(in millions)					
Electronic Components	$ 417	$ 438	$ 419	$ 257	$ 479	$ 472
Network Solutions	48	48	33	31	66	52
Specialty Products	23	28	22	29	51	51
Undersea Telecommunications	27	25	22	11	14	288[1]
Total	$ 515	$ 539	$ 496	$ 328	$ 610	$ 863

(1) Includes $280 million related to the Company's exercise of its option to buy five cable-laying sea vessels in fiscal 2007.

24. Segment and Geographic Data (Continued)

Segment assets and a reconciliation of segment assets to total assets at fiscal year end 2009, 2008, and 2007 were as follows:

	Segment Assets		
	Fiscal		
	2009	2008	2007
	(in millions)		
Electronic Components	$ 4,340	$ 5,578	$ 5,438
Network Solutions	929	1,139	1,027
Specialty Products	624	786	688
Undersea Telecommunications	628	654	511
Total segment assets[(1)]	6,521	8,157	7,664
Other current assets	2,169	2,820	6,112
Non-current assets	7,530	10,623	9,912
Total assets	$16,220	$21,600	$23,688

(1) Segment assets are comprised of accounts receivable, inventories, and property, plant, and equipment.

Net sales by geographic region for fiscal 2009, 2008, and 2007 and net property, plant, and equipment by geographic area at fiscal year end 2009, 2008, and 2007 were as follows:

	Net Sales[(1)]			Property, Plant, and Equipment, Net		
	Fiscal			Fiscal		
	2009	2008	2007	2009	2008	2007
	(in millions)					
Americas:						
United States	$ 3,373	$ 4,208	$ 3,604	$ 842	$ 923	$ 934
Other Americas	421	592	475	48	45	51
Total Americas	3,794	4,800	4,079	890	968	985
Europe/Middle East/Africa:						
Switzerland	2,651	4,197	3,538	78	87	86
Germany	334	488	440	451	458	443
Other Europe/Middle East/Africa	543	830	838	759	856	791
Total Europe/Middle East/Africa	3,528	5,515	4,816	1,288	1,401	1,320
Asia-Pacific:						
China	1,407	1,815	1,604	356	388	343
Other Asia-Pacific	1,527	2,243	2,075	577	585	583
Total Asia-Pacific	2,934	4,058	3,679	933	973	926
Total	$10,256	$14,373	$12,574	$ 3,111	$ 3,342	$ 3,231

(1) Net sales from external customers is attributed to individual countries based on the legal entity that records the sale.

25. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the fiscal years ended September 25, 2009 and September 26, 2008 were as follows:

	Fiscal 2009				Fiscal 2008			
	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)	First Quarter(5)	Second Quarter(6)	Third Quarter(7)	Fourth Quarter(8)
	(in millions, except per share data)							
Net sales	$2,713	$ 2,337	$2,508	$2,698	$3,466	$3,549	$3,782	$3,576
Gross income(9)	724	534	587	691	998	1,068	1,099	1,008
Income (loss) from continuing operations	30	(3,239)	26	83	862	292	285	88
Income (loss) from discontinued operations, net of income taxes	(67)	1	(100)	10	87	9	45	114
Net income (loss)	(37)	(3,238)	(74)	93	949	301	330	202
Basic earnings (loss) per share:								
Income (loss) from continuing operations	$ 0.07	$ (7.07)	$ 0.06	$ 0.18	$ 1.74	$ 0.60	$ 0.60	$ 0.19
Income (loss) from discontinued operations, net of income taxes	(0.15)	—	(0.22)	0.02	0.17	0.02	0.09	0.24
Net income (loss)	(0.08)	(7.07)	(0.16)	0.20	1.91	0.62	0.69	0.43
Diluted earnings (loss) per share:								
Income (loss) from continuing operations	$ 0.07	$ (7.07)	$ 0.06	$ 0.18	$ 1.73	$ 0.60	$ 0.59	$ 0.19
Income (loss) from discontinued operations, net of income taxes	(0.15)	—	(0.22)	0.02	0.17	0.02	0.09	0.24
Net income (loss)	(0.08)	(7.07)	(0.16)	0.20	1.90	0.62	0.68	0.43
Weighted-average number of shares outstanding:								
Basic	459	458	458	459	496	486	478	470
Diluted	461	458	459	461	499	489	482	473

(1) Income from continuing operations for the first quarter of fiscal 2009 includes $77 million of net restructuring and other charges. Net loss for the first quarter of fiscal 2009 includes $67 million of loss, net of income taxes, from discontinued operations.

(2) Loss from continuing operations for the second quarter of fiscal 2009 includes $135 million of pre-Separation litigation charges, $189 million of net restructuring and other charges, and $3,547 million of goodwill impairment charges.

(3) Income from continuing operations for the third quarter of fiscal 2009 includes $63 million of net restructuring and other charges. Net loss for the third quarter of fiscal 2009 includes $100 million of loss, net of income taxes, from discontinued operations.

(4) Income from continuing operations for the fourth quarter of fiscal 2009 includes $46 million of net restructuring and other charges, a $22 million gain on retirement of debt, other expense of $77 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and a $49 million income tax benefit attributable to adjustments to prior year tax returns. Net income for the fourth quarter of fiscal 2009 includes $10 million of income, net of income taxes, from discontinued operations.

25. Quarterly Financial Data (Unaudited) (Continued)

(5) Income from continuing operations for the first quarter of fiscal 2008 includes $21 million of net restructuring and other charges and $592 million of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. Net income for the first quarter of fiscal 2008 includes $87 million of income, net of income taxes, from discontinued operations.

(6) Income from continuing operations for the second quarter of fiscal 2008 includes $23 million of pre-Separation litigation charges, $25 million of net restructuring and other charges, and $13 million of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. Net income for the second quarter of fiscal 2008 includes $9 million of income, net of income taxes, from discontinued operations.

(7) Income from continuing operations for the third quarter of fiscal 2008 includes $16 million of net restructuring and other charges. Net income for the third quarter of fiscal 2008 includes $45 million of income, net of income taxes, from discontinued operations.

(8) Income from continuing operations for the fourth quarter of fiscal 2008 includes $157 million of net restructuring and other charges, $103 million of goodwill impairment charges, $39 million of other expense related to the Tax Sharing Agreement with Tyco International and Covidien, and $33 million of income tax benefit related to the analysis and reconciliation of tax accounts. Net income for the fourth quarter of fiscal 2008 includes $114 million of income, net of income taxes, from discontinued operations.

(9) During fiscal 2009, the Company reclassified certain expenses on its Consolidated and Combined Statements of Operations. Research, development, and engineering expenses, which were previously classified as cost of sales, are separately presented on the Consolidated and Combined Statements of Operations. Intangible asset amortization expense, which was previously reflected in selling, general, and administrative expenses, is now presented in cost of sales. Also, impairment of long-lived assets which was previously presented in impairment of goodwill and long-lived assets is now reflected in restructuring and other charges, net. These expenses were as follows during the quarters of fiscal 2009 and 2008:

	Fiscal 2009				Fiscal 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions)							
Research, development, and engineering expenses	$144	$131	$130	$131	$141	$145	$152	$155
Intangible asset amortization expense	8	8	7	8	8	8	9	8
Impairment of long-lived assets	—	—	2	12	—	—	—	34

The reclassifications had no impact on previously reported operating income (loss), net income (loss), or earnings (loss) per share. All prior periods have been reclassified to conform to the current presentation. See Note 1 for additional information regarding the reclassifications.

26. Subsequent Events

In October 2009, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.17 per share for each of the first and second quarters of fiscal 2010. This capital reduction will reduce the par value of the Company's common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92). The distribution will be paid in U.S. Dollars at a rate of $0.16 per share for each of the first and second quarters of fiscal 2010.

The Company has evaluated subsequent events through November 18, 2009, the date on which the financial statements were issued.

27. Tyco Electronics Group S.A.

In December 2006, prior to the Separation, TEGSA, a 100%-owned subsidiary of Tyco Electronics Ltd., was formed. TEGSA, a Luxembourg company, is a holding company that owns, directly or indirectly, all of the operating subsidiaries of Tyco Electronics Ltd. TEGSA is the obligor under the Company's senior notes, Credit Facility, and commercial paper, all of which, including profit sharing notes issued by a subsidiary, are fully and unconditionally guaranteed by its parent, Tyco Electronics Ltd. The following tables present condensed consolidating financial information for Tyco Electronics Ltd., TEGSA, and all other subsidiaries that are not providing a guarantee of debt but which represent assets of TEGSA, using the equity method of accounting.

Consolidating Statement of Operations

For the Fiscal Year Ended September 25, 2009

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$10,256	$ —	$10,256
Cost of sales	—	—	7,720	—	7,720
Gross income	—	—	2,536	—	2,536
Selling, general, and administrative expenses	108	10	1,290	—	1,408
Research, development, and engineering expenses	—	—	536	—	536
Pre-Separation litigation charges, net	74	—	70	—	144
Restructuring and other charges, net	—	—	375	—	375
Impairment of goodwill	—	—	3,547	—	3,547
Operating loss	(182)	(10)	(3,282)	—	(3,474)
Interest income	—	—	17	—	17
Interest expense	—	(155)	(10)	—	(165)
Other income (expense), net	—	22	(70)	—	(48)
Equity in net loss of subsidiaries	(2,891)	(2,824)	—	5,715	—
Equity in net loss of subsidiaries of discontinued operations	(156)	(156)	—	312	—
Intercompany interest and fees	(27)	76	(49)	—	—
Loss from continuing operations before income taxes and minority interest	(3,256)	(3,047)	(3,394)	6,027	(3,670)
Income tax benefit	—	—	576	—	576
Minority interest	—	—	(6)	—	(6)
Loss from continuing operations	(3,256)	(3,047)	(2,824)	6,027	(3,100)
Loss from discontinued operations, net of income taxes	—	—	(156)	—	(156)
Net loss	$(3,256)	$(3,047)	$(2,980)	$6,027	$(3,256)

27. Tyco Electronics Group S.A. (Continued)

Consolidating Statement of Operations

For the Fiscal Year Ended September 26, 2008

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$14,373	$ —	$14,373
Cost of sales	—	—	10,200	—	10,200
Gross income	—	—	4,173	—	4,173
Selling, general, and administrative expenses	41	10	1,522	—	1,573
Research, development, and engineering expenses	—	—	593	—	593
Pre-Separation litigation charges, net	22	—	—	—	22
Restructuring and other charges, net	—	—	219	—	219
Impairment of goodwill	—	—	103	—	103
Operating income (loss)	(63)	(10)	1,736	—	1,663
Interest income	—	—	32	—	32
Interest expense	—	(180)	(10)	—	(190)
Other income, net	—	—	567	—	567
Equity in net income of subsidiaries	1,615	1,721	—	(3,336)	—
Equity in net income of subsidiaries of discontinued operations	255	255	—	(510)	—
Intercompany interest and fees	(25)	84	(59)	—	—
Income from continuing operations before income taxes and minority interest	1,782	1,870	2,266	(3,846)	2,072
Income tax expense	—	—	(540)	—	(540)
Minority interest	—	—	(5)	—	(5)
Income from continuing operations	1,782	1,870	1,721	(3,846)	1,527
Income from discontinued operations, net of income taxes	—	—	255	—	255
Net income	$1,782	$1,870	$ 1,976	$(3,846)	$ 1,782

27. Tyco Electronics Group S.A. (Continued)

Consolidating Statement of Operations

For the Fiscal Year Ended September 28, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$12,574	$ —	$12,574
Cost of sales	—	—	8,855	—	8,855
Gross income	—	—	3,719	—	3,719
Selling, general, and administrative expenses	27	(34)	1,516	—	1,509
Research, development, and engineering expenses	—	—	532	—	532
Pre-Separation litigation charges, net	887	—	—	—	887
Separation costs	—	—	44	—	44
Restructuring and other charges, net	—	—	92	—	92
Operating income (loss)	(914)	34	1,535	—	655
Interest income	—	11	42	—	53
Interest expense	—	(105)	(127)	—	(232)
Other income (expense), net	—	(232)	13	—	(219)
Equity in net income of subsidiaries	700	885	—	(1,585)	—
Equity in net loss of subsidiaries of discontinued operations	(340)	(340)	—	680	—
Intercompany interest and fees	—	107	(107)	—	—
Income (loss) from continuing operations before income taxes and minority interest	(554)	360	1,356	(905)	257
Income tax expense	—	—	(465)	—	(465)
Minority interest	—	—	(6)	—	(6)
Income (loss) from continuing operations	(554)	360	885	(905)	(214)
Loss from discontinued operations, net of income taxes	—	—	(340)	—	(340)
Net income (loss)	$(554)	$ 360	$ 545	$ (905)	$ (554)

27. Tyco Electronics Group S.A. (Continued)

Consolidating Balance Sheet
As of September 25, 2009

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,521	$ —	$ 1,521
Accounts receivable, net	—	—	1,975	—	1,975
Inventories	—	—	1,435	—	1,435
Intercompany receivables	2	—	—	(2)	—
Prepaid expenses and other current assets	75	1	411	—	487
Deferred income taxes	—	—	161	—	161
Total current assets	77	1	5,503	(2)	5,579
Property, plant, and equipment, net	—	—	3,111	—	3,111
Goodwill	—	—	3,160	—	3,160
Intangible assets, net	—	—	407	—	407
Deferred income taxes	—	—	2,518	—	2,518
Investment in subsidiaries	7,055	8,669	—	(15,724)	—
Intercompany loans receivable	10	6,128	5,468	(11,606)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,211	—	1,211
Other assets	—	12	222	—	234
Total Assets	$7,142	$14,810	$21,600	$(27,332)	$16,220
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ —	$ 101	$ —	$ 101
Accounts payable	2	—	1,066	—	1,068
Accrued and other current liabilities	109	63	1,071	—	1,243
Deferred revenue	—	—	203	—	203
Intercompany payables	—	—	2	(2)	—
Total current liabilities	111	63	2,443	(2)	2,615
Long-term debt	—	2,239	77	—	2,316
Intercompany loans payable	15	5,453	6,138	(11,606)	—
Long-term pension and postretirement liabilities	—	—	1,129	—	1,129
Deferred income taxes	—	—	188	—	188
Income taxes	—	—	2,312	—	2,312
Other liabilities	—	—	634	—	634
Total Liabilities	126	7,755	12,921	(11,608)	9,194
Minority interest	—	—	10	—	10
Equity	7,016	7,055	8,669	(15,724)	7,016
Total Liabilities and Shareholders' Equity	$7,142	$14,810	$21,600	$(27,332)	$16,220

27. Tyco Electronics Group S.A. (Continued)

Consolidating Balance Sheet
As of September 26, 2008

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,090	$ —	$ 1,090
Accounts receivable, net	—	—	2,656	—	2,656
Inventories	—	—	2,159	—	2,159
Intercompany receivables	1	—	23	(24)	—
Prepaid expenses and other current assets	2	86	668	—	756
Deferred income taxes	—	—	204	—	204
Assets held for sale	—	—	770	—	770
Total current assets	3	86	7,570	(24)	7,635
Property, plant, and equipment, net	—	—	3,342	—	3,342
Goodwill	—	—	6,749	—	6,749
Intangible assets, net	—	—	454	—	454
Deferred income taxes	—	—	1,915	—	1,915
Investment in subsidiaries	11,069	12,356	—	(23,425)	—
Investment in subsidiaries of discontinued operations	—	601	—	(601)	—
Intercompany loans receivable	167	6,551	5,500	(12,218)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,218	—	1,218
Other assets	—	21	266	—	287
Total Assets	$11,239	$19,615	$27,014	$(36,268)	$21,600
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ —	$ 20	$ —	$ 20
Accounts payable	27	—	1,406	—	1,433
Accrued and other current liabilities	83	81	1,394	—	1,558
Deferred revenue	—	—	207	—	207
Intercompany payables	23	—	1	(24)	—
Liabilities held for sale	—	—	169	—	169
Total current liabilities	133	81	3,197	(24)	3,387
Long-term debt	—	2,998	163	—	3,161
Intercompany loans payable	33	5,467	6,718	(12,218)	—
Long-term pension and postretirement liabilities	—	—	721	—	721
Deferred income taxes	—	—	289	—	289
Income taxes	—	—	2,291	—	2,291
Other liabilities	—	—	668	—	668
Total Liabilities	166	8,546	14,047	(12,242)	10,517
Minority interest	—	—	10	—	10
Equity	11,073	11,069	12,957	(24,026)	11,073
Total Liabilities and Shareholders' Equity	$11,239	$19,615	$27,014	$(36,268)	$21,600

27. Tyco Electronics Group S.A. (Continued)

Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 25, 2009

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
		(in millions)			
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$(262)	$ 40	$ 1,600	$ —	$ 1,378
Net cash provided by (used in) discontinued operating activities	—	—	(49)	—	(49)
Net cash provided by (used in) operating activities	(262)	40	1,551	—	1,329
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(328)	—	(328)
Proceeds from sale of property, plant, and equipment	—	—	13	—	13
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	693	—	693
Proceeds from divestiture of businesses, net of cash retained by businesses sold	—	—	17	—	17
Change in intercompany loans	123	409	—	(532)	—
Other	—	—	(1)	—	(1)
Net cash provided by (used in) continuing investing activities	123	409	394	(532)	394
Net cash provided by (used in) discontinued investing activities	—	—	(3)	—	(3)
Net cash provided by (used in) investing activities	123	409	391	(532)	391
Cash Flows From Financing Activities:					
Net decrease in commercial paper	—	(649)	—	—	(649)
Proceeds from long-term debt	—	442	6	—	448
Repayment of long-term debt	—	(583)	(19)	—	(602)
Changes in parent company equity	584	341	(925)	—	
Repurchase of common shares	(152)	—	—	—	(152)
Payment of common share dividends and cash distributions to shareholders	(294)	—	—	—	(294)
Proceeds from exercise of share options	1	—	—	—	1
Transfers (to) from discontinued operations	—	—	(56)	—	(56)
Loan borrowing from parent	—	—	(532)	532	—
Minority interest distributions paid	—	—	(5)	—	(5)
Other	—	—	(1)	—	(1)
Net cash provided by (used in) continuing financing activities	139	(449)	(1,532)	532	(1,310)
Net cash provided by (used in) discontinued financing activities	—	—	56	—	56
Net cash provided by (used in) financing activities	139	(449)	(1,476)	532	(1,254)
Effect of currency translation on cash	—	—	(31)	—	(31)
Net increase (decrease) in cash and cash equivalents	—	—	435	—	435
Less: net (increase) decrease in cash and cash equivalents related to discontinued operations	—	—	(4)	—	(4)
Cash and cash equivalents at beginning of fiscal year	—	—	1,090	—	1,090
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,521	$ —	$ 1,521

27. Tyco Electronics Group S.A. (Continued)

Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 26, 2008

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$ (649)	$ (38)	$ 1,609	$ —	$ 922
Net cash provided by (used in) discontinued operating activities	—	—	67	—	67
Net cash provided by (used in) operating activities	(649)	(38)	1,676	—	989
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(610)	—	(610)
Proceeds from sale of property, plant, and equipment	—	—	42	—	42
Class action settlement escrow	936	—	—	—	936
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	571	—	571
Change in intercompany loans	(222)	159	—	63	—
Other	(8)	—	(21)	—	(29)
Net cash provided by (used in) continuing investing activities	706	159	(18)	63	910
Net cash provided by (used in) discontinued investing activities	—	—	(15)	—	(15)
Net cash provided by (used in) investing activities	706	159	(33)	63	895
Cash Flows From Financing Activities:					
Net increase in commercial paper	—	630	—	—	630
Proceeds from long-term debt	—	800	100	—	900
Repayment of long-term debt	—	(1,750)	(1)	—	(1,751)
Changes in parent company equity	1,398	199	(1,597)	—	—
Repurchase of common shares	(1,242)	—	—	—	(1,242)
Payment of common share dividends	(271)	—	—	—	(271)
Proceeds from exercise of share options	54	—	—	—	54
Transfers (to) from discontinued operations	—	—	5	—	5
Loan borrowing from parent	—	—	63	(63)	—
Minority interest distributions paid	—	—	(11)	—	(11)
Other	2	—	(3)	—	(1)
Net cash provided by (used in) continuing financing activities	(59)	(121)	(1,444)	(63)	(1,687)
Net cash provided by (used in) discontinued financing activities	—	—	(52)	—	(52)
Net cash provided by (used in) financing activities	(59)	(121)	(1,496)	(63)	(1,739)
Effect of currency translation on cash	—	—	1	—	1
Net increase (decrease) in cash and cash equivalents	(2)	—	148	—	146
Cash and cash equivalents at beginning of fiscal year	2	—	942	—	944
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,090	$ —	$ 1,090

27. Tyco Electronics Group S.A. (Continued)

Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 28, 2007

	Tyco Electronics Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$ (74)	$ (264)	$ 1,785	$ —	$ 1,447
Net cash provided by (used in) discontinued operating activities	—	—	78	—	78
Net cash provided by (used in) operating activities	(74)	(264)	1,863	—	1,525
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(863)	—	(863)
Proceeds from sale of property, plant, and equipment	—	—	41	—	41
Class action settlement escrow	(928)	—	—	—	(928)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	227	—	227
Change in intercompany loans	—	2,011	—	(2,011)	—
Other	—	—	(3)	—	(3)
Net cash provided by (used in) continuing investing activities	(928)	2,011	(598)	(2,011)	(1,526)
Net cash provided by (used in) discontinued investing activities	—	—	(2)	—	(2)
Net cash provided by (used in) investing activities	(928)	2,011	(600)	(2,011)	(1,528)
Cash Flows From Financing Activities:					
Proceeds from long-term debt	—	5,676	—	—	5,676
Repayment of long-term debt	—	(2,393)	(62)	—	(2,455)
Allocated debt activity	—	(3,743)	—	—	(3,743)
Net transactions with former parent	875	(2,956)	3,193	—	1,112
Changes in parent company equity	129	1,669	(1,798)	—	—
Proceeds from exercise of share options	13	—	—	—	13
Transfers (to) from discontinued operations	—	—	(84)	—	(84)
Loan borrowing from parent	—	—	(2,011)	2,011	—
Minority interest distributions paid	—	—	(7)	—	(7)
Other	(13)	—	5	—	(8)
Net cash provided by (used in) continuing financing activities	1,004	(1,747)	(764)	2,011	504
Net cash provided by (used in) discontinued financing activities	—	—	(73)	—	(73)
Net cash provided by (used in) financing activities	1,004	(1,747)	(837)	2,011	431
Effect of currency translation on cash	—	—	46	—	46
Net increase (decrease) in cash and cash equivalents	2	—	472	—	474
Less: net (increase) decrease in cash and cash equivalents related to discontinued operations	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of fiscal year	—	—	473	—	473
Cash and cash equivalents at end of fiscal year	$ 2	$ —	$ 942	$ —	$ 944

28. Disclosures Required by Swiss Law

Following the Change of Domicile, the Company became subject to statutory reporting requirements in Switzerland. The following disclosures are presented in accordance with, and are based on definitions contained in, the Swiss Code of Obligations.

Personnel Expenses

Total personnel expenses were $2,931 million and $3,686 million in fiscal 2009 and 2008, respectively.

Fire Insurance Value

The fire insurance value of property, plant, and equipment was $10,258 million and $9,778 million at year end fiscal 2009 and 2008, respectively.

Risk Assessment

The Company's Board of Directors is responsible for appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place. The Audit Committee of the Board meets to review and discuss, as determined to be appropriate, with management, the internal auditor, and the independent registered public accountants, the Company's major financial and accounting risk exposures and related policies and practices to assess and control such exposures, and assist the Board in fulfilling its oversight responsibilities regarding the Company's policies and guidelines with respect to risk assessment and risk management.

The Company's risk assessment process was in place upon Separation from Tyco International and followed by the Board of Directors.

TYCO ELECTRONICS LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Fiscal Years Ended September 25, 2009, September 26, 2008, and September 28, 2007

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Acquisitions, Divestitures and Other	Deductions	Balance at End of Year
			(in millions)		
Fiscal 2009					
Allowance for Doubtful Accounts Receivable	$40	$22	$ —	$(14)	$48
Fiscal 2008					
Allowance for Doubtful Accounts Receivable	55	6	(1)	(20)	40
Fiscal 2007					
Allowance for Doubtful Accounts Receivable	53	9	4	(11)	55

REPORT OF THE STATUTORY AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TYCO ELECTRONICS LTD.

To the General meeting of
TYCO ELECTRONICS LTD., SCHAFFHAUSEN

Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the accompanying consolidated financial statements of Tyco Electronics Ltd., which comprise the balance sheet, statement of operations, statement of equity, statement of cash flows and notes (pages 58-139) for the year ended September 25, 2009.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and the requirements of Swiss law ("CO"). This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended September 25, 2009 present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing. according to the Auditor Oversight Act ("AOA"), and independence (Article 728 CO and Article 11 AOA), and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Deloitte AG

/s/ James D. Horiguchi
Licensed Audit Expert
Auditor in charge

/s/ Martin Welser
Licensed Audit Expert

Zurich, November 18, 2009

TYCO ELECTRONICS LTD.

INDEX TO SWISS STATUTORY FINANCIAL STATEMENTS

	Page
Statements of Operations for the Period from June 22, 2009 to September 25, 2009	144
Balance Sheets as of September 25, 2009 and June 22, 2009	145
Notes to Swiss Statutory Financial Statements	146
Report of Statutory Auditor	158

TYCO ELECTRONICS LTD.
SWISS STATUTORY FINANCIAL STATEMENTS
STATEMENT OF OPERATIONS
For the Period from June 22, 2009 to September 25, 2009

	U.S. dollars	Swiss francs
	(in millions)	
Income		
Income from services provided to subsidiaries	$ 5	CHF 6
Insurance premiums charged to subsidiaries	2	2
Pre-Separation litigation settlements (Note 4)	69	73
Total income	76	81
Expenses		
General and administrative costs	2	2
Legal and consulting costs	3	3
Insurance premiums	3	3
Expenses for services provided by subsidiaries	13	14
Remeasurement loss on shares held in treasury (Note 5)	25	26
Remeasurement loss on foreign currency transactions	2	3
Intercompany interest expense (Note 4)	4	4
Total expenses	52	55
Net income	$24	CHF 26

See Notes to Swiss Statutory Financial Statements.

TYCO ELECTRONICS LTD.
SWISS STATUTORY FINANCIAL STATEMENTS
BALANCE SHEETS
As of September 25, 2009 and June 22, 2009

	September 25, 2009		June 22, 2009	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions, except share data)			
Assets				
Current Assets:				
Accounts receivable from subsidiaries	$ 2	CHF 2	$ 2	CHF 2
Prepaid expenses and other current assets (Note 4)	78	80	175	190
Total current assets	80	82	177	192
Shares held in treasury (Note 5)	—	—	202	219
Loans to subsidiaries	3	3	—	—
Investment in subsidiaries (Note 3)	9,536	10,340	9,361	10,153
Total Assets	$ 9,619	CHF 10,425	$ 9,740	CHF 10,564
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable	$ 2	CHF 2	$ —	CHF —
Accrued and other current liabilities (Note 4)	113	116	232	252
Total current liabilities	115	118	232	252
Unrealized translation gains (Note 3)	—	122	—	—
Loans from subsidiaries (Note 4)	2,169	2,228	2,122	2,302
Total Liabilities	2,284	2,468	2,354	2,554
Commitments, contingencies, and guarantees (Note 4)				
Shareholders' Equity (Note 5):				
Share capital, 468,215,574 shares authorized, issued and outstanding, par value CHF 2.43 at September 25, 2009 and CHF 2.60 at June 22, 2009	1,049	1,138	1,124	1,217
Legal reserves:				
General reserve	—	—	—	—
Reserve for treasury shares	349	379	371	402
Free reserves:				
Contributed surplus	9,273	10,059	9,273	10,059
Unappropriated accumulated deficit	(3,336)	(3,619)	(3,382)	(3,668)
Total Shareholders' Equity	7,335	7,957	7,386	8,010
Total Liabilities and Shareholders' Equity	$ 9,619	CHF 10,425	$ 9,740	CHF 10,564

See Notes to Swiss Statutory Financial Statements.

TYCO ELECTRONICS LTD.

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

1. Basis of Presentation

Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") is the ultimate holding company of Tyco Electronics Ltd. and its subsidiaries (the "Tyco Electronics Group" or the "Group") with a listing on the New York Stock Exchange.

Change of Domicile

At a special general meeting on June 22, 2009, the Company's shareholders approved a proposal to move the Company's jurisdiction of incorporation from Bermuda to Switzerland. Effective June 25, 2009, the Company discontinued its existence as a Bermuda company as provided in Section 132G of The Companies Act of 1981 of Bermuda, as amended, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of the Company's shares are now governed by Swiss law, the Company's Swiss articles of association, and its Swiss organizational regulations.

The balance sheet at June 22, 2009 has been presented as the comparative to the accompanying balance sheet at September 25, 2009. Also, the accompanying statement of operations reflects the results of operations for the period from June 22, 2009 to September 25, 2009.

Information in Notes 6 and 7 is presented for the fiscal year ended September 25, 2009, which is deemed more relevant than partial year amounts corresponding with the period shown in the statement of operations. In addition, Notes 6 through 8 are consistent with similar information publicly available via regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") and, consequently, are presented in U.S. dollars only.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the requirements of Swiss law for companies, the Swiss Code of Obligations. The financial statements present the results of the holding company on a stand alone basis and do not represent the consolidated operations of the holding company and its subsidiaries.

2. Risk Assessment

The Company's Board of Directors is responsible for appraising the Tyco Electronics Group's major risks and overseeing that appropriate risk management and control procedures are in place. The Audit Committee of the Board meets to review and discuss, as determined to be appropriate, with management, the internal auditor, and the independent registered public accountants, the Group's major financial and accounting risk exposures and related policies and practices to assess and control such exposures, and assist the Board in fulfilling its oversight responsibilities regarding the Group's policies and guidelines with respect to risk assessment and risk management.

The Tyco Electronics Group's risk assessment process was in place for the reporting period and followed by the Board of Directors. Tyco Electronics Ltd., as the ultimate holding company of the Tyco Electronics Group, is fully integrated into the Group-wide risk assessment process.

3. Summary of Significant Accounting Policies

Investment in Subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the Company's business activities. Investments in subsidiaries, on an aggregate basis, are carried at a value no higher than cost less adjustments for impairment. The cost basis at June 22, 2009 was determined when the Company effected its Change of Domicile. No impairments were recorded during the period from June 22, 2009 through September 25, 2009.

Currency Translation

The Company's functional currency is the U.S. dollar. The Company presents financial statements in both U.S. dollars and Swiss francs ("CHF"). Assets and liabilities in U.S. dollars are converted to Swiss francs for presentation purposes using historical and current foreign exchange rates, as appropriate. Revenue and expenses are translated using the average exchange rates in effect for the period presented. Net unrealized foreign currency translation gains are deferred in the balance sheet, while translation losses and realized translation gains and losses are reflected in the statement of operations.

4. Commitments, Contingencies, and Guarantees

Debt

The Company maintains a revolving credit line with a wholly-owned subsidiary that bears interest at 1-month LIBOR plus 0.40% (0.65% and 0.72% at September 25, 2009 and June 22, 2009, respectively). The revolving credit line does not have a limit on the amount drawable and matures in April 2017. At September 25, 2009 and June 22, 2009, CHF 2,228 million and CHF 2,302 million was outstanding under the revolving credit line, respectively.

The Company has fully and unconditionally guaranteed the debt of its subsidiary, Tyco Electronics Group S.A. ("TEGSA"), totaling approximately CHF 2,300 and CHF 2,608 million at September 25, 2009 and June 22, 2009, respectively. As of September 25, 2009, the Company has not been required to perform on its guarantee.

Guarantees Related to Separation from Tyco International Ltd.

The Company is a party to the Tax Sharing Agreement ("TSA") and the Separation and Distribution Agreement ("S&DA") with Tyco International Ltd. ("Tyco International") and Covidien plc. ("Covidien").

The S&DA provided for the allocation among the parties of Tyco International's assets, liabilities, and obligations attributable to periods prior to the Company's and Covidien's separation from Tyco International on June 29, 2007 (the "Separation"). Under the S&DA, the Company assumed the liability for, and control of, all pending and threatened legal matters at Separation related to the Company's business or assumed or retained liabilities, and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters. Tyco Electronics remains responsible for 31% of certain potential liabilities that may arise from litigation pending or threatened at Separation that was not allocated to one of the three parties, and Tyco International and Covidien are responsible for 27% and 42%, respectively, of such liabilities. If any party defaults in payment of its allocated share of any such liability, each non-defaulting party will be responsible for an equal portion

4. Commitments, Contingencies, and Guarantees (Continued)

of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party. Subject to the terms and conditions of the S&DA, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. All costs and expenses that Tyco International incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Tyco International, Covidien, and the Company. Until settlement of a matter subject to the S&DA, liabilities are considered to be joint and several against all parties.

As of September 25, 2009 and June 22, 2009, the Company's balance sheet included estimated loss contingencies related to the S&DA of CHF 109 million and CHF 245 million, respectively, in Accrued and other current liabilities. Pursuant to the S&DA, the Company's balance sheet included receivables from Tyco International and Covidien totaling CHF 75 million and CHF 169 million at September 25, 2009 and June 22, 2009, respectively, in Prepaid expenses and other current assets. During the period from June 22, 2009 through September 25, 2009, the Company reversed an accrual of approximately CHF 73 million by transferring the obligation to a subsidiary, paid approximately CHF 18 million to Tyco International to settle certain litigation, and received approximately CHF 50 million from Tyco International and Covidien related to a settlement payment made by a subsidiary of the Company.

Similar to the S&DA, the TSA establishes responsibility for income tax positions and contingencies attributable to periods prior to Separation from Tyco International. Under the TSA, the sharing percentages and obligation to perform in the event of default are consistent with the requirements of the S&DA. The Company did not record any activity related to the TSA during the period from June 22, 2009 to September 25, 2009.

Performance Guarantees

The Company, from time to time, provides performance guarantees and surety bonds in favor of its subsidiaries. At September 25, 2009 and June 22, 2009, these performance guarantees totaled CHF 413 million and CHF 436 million, respectively. The Company does not anticipate having to perform under these guarantees.

5. Equity

Change of Domicile

Effective June 25, 2009, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland. In connection with the Change of Domicile and in accordance with the laws of Switzerland, the par value of the Company's common shares increased from $0.20 per share to CHF 2.60 per share. The Change of Domicile was approved at a special meeting of shareholders held on June 22, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Shareholders' Equity:

1) the par value of common shares was increased from $0.20 to CHF 2.60 through a 1-for-12 reverse share split, followed by the issuance of 11 fully paid bonus shares so that the same number of shares were outstanding before and after the Change of Domicile but with an increased par value per share, which reduced contributed surplus by CHF 1,194 million with a corresponding increase to common shares;

5. Equity (Continued)

2) the cancellation of approximately 32 million shares held in treasury;
3) the elimination of share premium with a corresponding increase to contributed surplus, all of which was designated as freely distributable reserves for Swiss corporate law purposes; and
4) the elimination of 125 million authorized preferred shares, none of which were issued and outstanding.

The effects of the Change of Domicile are included in the balance sheet as of June 22, 2009.

Common Shares

As a result of the adoption of the Company's new articles of association in connection with the Change of Domicile but prior to the distribution to shareholders discussed under "Distributions to Shareholders" below, the Company's ordinary share capital was CHF 1,217 million with 468 million registered common shares and a par value of CHF 2.60. Following the distribution to shareholders in September 2009, the Company's ordinary share capital was CHF 1,138 million with 468 million registered common shares and a par value of CHF 2.43.

Authorized Share Capital

Subject to certain conditions specified in the articles of association, the shareholders have authorized the Company's Board of Directors to increase the Company's share capital by issuing up to 234 million authorized shares. The authorization expires on June 22, 2011. As of September 25, 2009, no authorized shares had been issued.

Conditional Share Capital

Subject to certain conditions specified in the articles of association, the shareholders have authorized the Company's Board of Directors to increase the Company's share capital by issuing up to 234 million conditional shares. As of September 25, 2009, no conditional shares had been issued.

Common Shares Held in Treasury

During the period from June 22, 2009 to September 25, 2009, activity related to common shares held in treasury was as follows:

	Number of Shares	Fair Value (in millions CHF)	Total Cost (in millions CHF)
Held by the Company as of June 22, 2009	10,000,000	219	402
Additions	26,782	1	—
Disposals	(445,810)	(10)	(17)
Remeasurement loss prior to transfer to subsidiaries	—	(26)	—
Transfers to subsidiary	(9,580,972)	(184)	(385)
Held by the Company as of September 25, 2009	—	—	—

On July 1, 2009, the Company transferred approximately 9.6 million common shares held in treasury to a subsidiary. As a result of the transfer, the Company no longer holds common shares in

5. Equity (Continued)

treasury. A remeasurement loss of CHF 26 million was recorded in the Statement of Operations as a result of treasury share activity until the transfer.

In September 2007, the Company's Board of Directors authorized a share repurchase program of $750 million (approximately CHF 770 million) to purchase a portion of the Company's outstanding common shares. The Company's Board of Directors authorized increases in the share repurchase program to $2,000 million (approximately CHF 2,055 million) in 2008. To date, the Company purchased approximately 43 million common shares for $1,394 million (approximately CHF 1,432 million) under this program. There were no repurchases during the period from June 22, 2009 through September 25, 2009.

Contributed surplus

Contributed surplus, subject to certain conditions, is a distributable reserve. No distributions were made from contributed surplus during the period June 22, 2009 through September 25, 2009.

General Reserve

To comply with the Swiss Code of Obligations, 5% of annual net income must be appropriated to the general reserve until the general reserve equals 20% of the share capital of the Company. Because of the Company's accumulated deficit position, the Company has not proposed any appropriations to the general reserve. The general reserve is not a distributable reserve.

Distributions to Shareholders

Under current Swiss law, distributions to shareholders made in the form of a reduction of registered share capital are exempt from Swiss withholding tax. Beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss tax law, distributions to shareholders made out of contributed surplus will be exempt from Swiss withholding tax. Distributions or dividends on the Company's shares must be approved by the Company's shareholders.

On June 22, 2009, following the Change of Domicile, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.17 per share. During the quarter ended September 25, 2009, the distribution was paid in U.S. Dollars at a rate of $0.16 per share. This capital reduction reduced the par value of the Company's common shares from CHF 2.60 to CHF 2.43.

Upon approval by the shareholders of the cash distribution in the form of a capital reduction, the Company records a liability with a corresponding charge to common shares. There were no unpaid dividends and distributions to shareholders as of September 25, 2009.

6. Executive Compensation

The following table summarizes the compensation of the named executive officers for the fiscal year ended September 25, 2009 ("fiscal 2009"). The named executive officers are the Company's principal executive officer, principal financial officer and the three other most highly compensated executives.

6. Executive Compensation (Continued)

Name and Principal Position	Year	Salary[2] ($)	Bonus ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[7] ($)	Total ($)
Thomas Lynch, Chief Executive Officer (PEO)	2009	$950,000	—	$1,481,461	$3,044,993	$281,485	—	$215,673	$5,973,612
Terrence Curtin, EVP & Chief Financial Officer (PFO)	2009	$505,875	—	$ 317,216	$ 636,914	$112,418	—	$129,329	$1,701,752
Robert Scott, EVP & General Counsel	2009	$525,000	—	$ 308,830	$ 624,645	$116,668	—	$114,028	$1,689,171
Minoru Okamoto, President Communications & Industrial Solutions[1]	2009	$573,803	—	$ 317,113	$ 697,164	$117,529	$687,866[6]	$189,579	$1,895,188
Alan Clarke, President Network Solutions[1]	2009	$394,058	—	$ 289,319	$ 566,472	$114,020	$ 8,514[6]	$ 20,311	$1,384,180

(1) Salary and bonus for Messrs. Lynch, Curtin and Scott are paid in U.S. dollars. Mr. Okamoto's salary and bonus are paid in Japanese yen (JPY). Mr. Clarke's salary and bonus are paid in Great Britain pounds (GBP). To convert compensation values to U.S. dollars, the average monthly conversion rates as determined by Tyco Electronics finance were used. The following are the conversion rates for the above table.

$0.01049:JPY 1
$1.55447:GBP 1

(2) Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into the Tyco Electronics Supplemental Savings and Retirement Plan ("SSRP").

(3) Represents the compensation costs of restricted stock units ("RSUs") for financial reporting purposes for fiscal 2009 under U.S. GAAP contained in Accounting Standards Codification ("ASC") 718 (Compensation—Stock Compensation), rather than an amount paid to or realized by the named executive officer. See Note 23 (Share Plans) to the notes to consolidated and combined financial statements ("Note 23") set forth in Tyco Electronics' Annual Report on Form 10-K, as filed with the SEC, for the fiscal year ended September 25, 2009 (the "10-K") for the assumptions made in determining ASC 718 values. For grants that vest through the passage of time, the fair market value of the award at the time of the grant (grant date closing market price) is allocated as an expense over the period of vesting. There can be no assurance that the ASC 718 amounts will ever be realized.

(4) Represents the compensation costs of stock options for financial reporting purposes for fiscal 2009 under ASC 718, rather than an amount paid to or realized by the named executive officer. See Note 23 in the 10-K for the assumptions made in determining ASC 718 values. There can be no assurance that the ASC 718 amounts will ever be realized.

(5) Represents amounts earned for fiscal 2009 under the Tyco Electronics Annual Incentive Plan. Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of awards into the SSRP.

(6) Represents the aggregate change in actuarial present value of the accumulated benefits for Mr. Okamoto and Mr. Clarke under their respective pension plans. Messrs. Lynch, Curtin and Scott do not participate in a pension plan. These amounts are excluded from the "Total" column.

(7) See the All Other Compensation table below for amounts which include perquisites and company match on employee contributions to the employee stock purchase plan, the Company's 401(k) plan and nonqualified defined contribution plan, and other amounts. The amounts reflected in the table for perquisites are the Company's incremental cost. The Company also provides group life, health, hospitalization and medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers and are available to all full-time employees.

6. Executive Compensation (Continued)

All Other Compensation

Name	Year	Perquisites ($)	Insurance Premiums[d] ($)	ESPP Company Match[e] ($)	Company Contributions to DC Plans[f] ($)	Total All Other Compensation ($)
Thomas Lynch	2009	$ 95,000[a]	—	$3,750	$116,923	$215,673
Terrence Curtin	2009	$ 50,588[a]	—	—	$ 78,741	$129,329
Robert Scott	2009	$ 52,500[a]	—	$ 465	$ 61,063	$114,028
Minoru Okamoto	2009	$181,496[b]	$8,083	—	—	$189,579
Alan Clarke	2009	$ 20,311[c]	—	—	—	$ 20,311

(a) Amounts reflect a cash perquisite allowance under the executive flexible perquisites allowance program which provides executives a cash allowance of 10% of base salary.

(b) Outside of the United States, the Company provides a company car to certain senior executives. Mr. Okamoto's perquisites included $40,802, which reflects the incremental cost to the Company of the lease value of a company car along with any associated taxes or maintenance costs. The amounts also included a housing allowance of $139,758, annual physical exam of $716, and the cost of a club membership totaling $220, all consistent with Japanese practice.

(c) Mr. Clarke's perquisites included $19,110, which reflects the incremental cost to the Company of the lease value of a company car along with associated taxes or maintenance costs. In addition, Mr. Clarke was provided with a car allowance of $1,201.

(d) The amount for Mr. Okamoto reflects the combination of premiums paid for ordinary accident and income indemnity insurance.

(e) Represents the Company matching contribution made under the Tyco Electronics Employee Stock Purchase Plan.

(f) Reflects contributions made on behalf of the named executive officers under Tyco Electronics' qualified defined contribution plan and accruals on behalf of the named executive officers under the SSRP (also a defined contribution plan), as follows:

Name	Year	Company Matching Contribution (Qualified Plan)	Company Contribution (Non-Qualified Plan)[*]
Mr. Lynch	2009	$12,250	$104,673
Mr. Curtin	2009	$ 7,750	$ 70,991
Mr. Scott	2009	$12,250	$ 48,813

(*) Mr. Scott's number includes an adjustment to correct an administrative error that occurred in fiscal year 2008 (Mr. Scott was credited with an excessive Company match in fiscal year 2008). The error was not discovered until fiscal year 2009 and the subsequent adjustment occurred.

No loans or guarantees were granted to named executive officers in fiscal 2009.

7. Compensation of Non-Employee Directors

Fiscal 2009 compensation of each director who is not a salaried employee of the Company or its subsidiaries was set at $200,000 per annum, payable $80,000 in cash and $120,000 in Tyco Electronics Ltd. deferred stock units ("DSUs"). The chair of the Audit Committee received an additional $25,000 cash retainer and the chairs of the Management Development and Compensation Committee and Nominating, Governance and Compliance Committee received an additional $15,000 cash retainer. The chairman of the Board received an additional $100,000 cash retainer. Audit

7. Compensation of Non-Employee Directors (Continued)

Committee members, including the chair, each received an additional $10,000 in cash compensation. Directors who are employees of the Company or its subsidiaries do not receive any compensation for their services as directors.

Each DSU vested immediately upon grant, and will be paid in common shares within 30 days following a non-employee director's termination (subject to the previously-existing option of deferring the payout as described below). Dividend equivalents or additional DSUs are credited to a non-employee director's DSU account when dividends or capital reduction distributions are paid on our common shares.

Through December 31, 2008, the Company maintained the Tyco Electronics Director Deferred Compensation Plan, under which each non-employee director had the opportunity to make an election to defer some or all of his or her cash remuneration through that period. (Non-employee directors also had the opportunity to elect to defer payout of their DSUs to a date later than termination.) Each non-employee director had the opportunity to receive a distribution of the amounts credited to his or her deferred compensation account either in a lump sum cash payment or in installments not to exceed ten years with payment made (or commencing) at termination of service or at a fixed date selected by the non-employee director. Two non-employee directors elected to defer their compensation through December 31, 2008. As a result of recent U.S. tax law changes, no deferral elections were permitted after December 31, 2008.

Commencing in fiscal year 2010, each non-employee director will receive the equity component of their compensation in the form of common shares of Tyco Electronics Ltd., with the exception of Dr. Gromer. The issuance of common shares in lieu of DSUs in the compensation program is due to recent U.S. tax law changes. (Under the new tax law, our directors can no longer defer any portion of their compensation, including DSUs, and therefore, U.S. directors will be issued common shares (which will be immediately taxable) in lieu of DSUs.) Because Dr. Gromer is a German citizen, he will continue to receive his equity compensation in the form of DSUs.

Additionally, for fiscal year 2010, the basic director fee was increased to $215,000 (with the additional $15,000 to be added to the director's equity compensation) and the retainer fee for the chairman of the Board was increased to $130,000 (with the additional $30,000 to be added to the chairman's equity compensation). All other elements of non-employee directors' compensation will remain the same for fiscal year 2010.

The Company reimburses its Board members for expenses incurred in attending Board and committee meetings or performing other services for the Company in their capacities as directors. Such expenses include food, lodging and transportation.

Tyco Electronics and Dr. Gromer had entered into a Consulting Agreement on January 15, 2008, under which Dr. Gromer received a set monthly consulting fee of EUR 11,340 ($14,997, using a three-month average for October—December 2008, when payments were received, of the monthly U.S. dollar:EUR income statement foreign currency translation rates of $1.32248:EUR 1). The agreement with Dr. Gromer ended on December 31, 2008.

7. Compensation of Non-Employee Directors (Continued)

The following table discloses the cash and equity awards paid to each of the Company's non-management directors during the fiscal year ended September 25, 2009.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Pierre Brondeau	$ 90,000	$82,555	—	—	$172,555
Ram Charan	$ 80,000	$82,555	—	—	$162,555
Juergen Gromer	$ 80,000	$82,555	—	—	$162,555
Robert Hernandez	$ 80,000	$82,555	—	—	$162,555
Daniel Phelan	$ 80,000	$82,555	—	$4,500[3]	$167,055
Frederic Poses	$195,000	$82,555	—	—	$277,555
Lawrence Smith	$111,875	$82,555	—	—	$194,430
Paula Sneed	$ 87,500	$82,555	—	$4,900[3]	$174,955
David Steiner	$ 95,000	$82,555	—	—	$177,555
John Van Scoter[4]	$ 66,667	$90,833	—	$9,775[3]	$167,275
Sandra Wijnberg[5]	$ 76,250	—	—	—	$ 76,250

(1) The amounts shown represent the amount of cash compensation earned in fiscal 2009 for Board and committee services. Mr. Poses received additional fees for his work as the Board chair and as the chair of the Management Development and Compensation Committee. Mr. Steiner and Ms. Wijnberg each received additional fees for their roles as chair of the Nominating, Governance and Compliance Committee and the Audit Committee, respectively. Mr. Brondeau and Mr. Smith each received for the full year the additional Audit Committee cash retainer for serving on the committee, while Ms. Wijnberg received a pro-rated amount for her time while serving on the committee. Upon Ms. Wijnberg's departure, Ms. Sneed, who joined the Audit Committee in the beginning of January 2009, started to receive the additional Audit Committee cash retainer. After Ms. Wijnberg's departure, Mr. Smith took over the role as Audit Committee chair. Mr. Smith received half of the chair fee in the first quarter as a result of transitioning into the role and starting in the second quarter began to receive the full chair fee. Ms. Wijnberg was awarded a one time special retainer payment of $40,000 for her work on the Board during fiscal year 2009, as she did not receive the fiscal year 2009 DSU award. Mr. Van Scoter's cash compensation was pro-rated for fiscal 2009 for the time he served as a non-employee director after joining the Board. The amount in the table reflects the U.S. dollar for fees earned as Dr. Gromer is paid in euros.

(2) On November 18, 2008, each director (other than Ms. Wijnberg) received a grant of 5,670 DSUs. The grant date fair value of these DSUs was $14.56 per share, calculated by using the closing price of the common shares on the date of grant. At the next Board meeting following Mr. Van Scoter's appointment to the Board of Directors, Mr. Van Scoter received a grant of 5,670 DSUs. The grant date fair value of these DSUs was $16.02 per share, calculated by using the closing price of the common shares on the date of grant. The DSUs vested immediately and non-employee directors receive dividend equivalents in connection with these awards. The amounts shown represent the compensation costs of DSUs for financial reporting purposes for the 2009 fiscal year under ASC 718, rather than an amount paid to or realized by the non-employee director. See Note 23 in the 10-K for the assumptions made in determining ASC 718 values. The fair value of DSUs has been determined based on the market value on the grant date. There can be no assurance that the ASC 718 amount will ever be realized.

(3) Amounts shown represent amounts reimbursed to Mr. Phelan, Ms. Sneed and Mr. Van Scoter for expenses incurred by them in attending continuing education courses. Tyco Electronics Board Governance Principles encourage directors to attend certain continuing education courses that are related to their duties as directors, and provide that Tyco Electronics will reimburse the costs associated with attending one educational course every two years.

(4) Mr. Van Scoter joined the Board effective December 1, 2008.

(5) Ms. Wijnberg left the Board effective January 31, 2009.

7. Compensation of Non-Employee Directors (Continued)

No loans or guarantees were granted to members of the Board of Directors in fiscal 2009. During fiscal 2009, the Tyco Electronics Group engaged in commercial transactions in the normal course of business with companies where Tyco Electronics' directors were employed and served as officers. Purchases from such companies aggregated less than one percent of consolidated net sales of the Tyco Electronics Group during fiscal 2009.

8. Security Ownership of Board of Directors and Executive Officers

The following table sets forth the shares, options and stock units held by each member of the Company's Board of Directors, each named executive officer set forth in the compensation table in Note 6 and all of our remaining executive officers as a group as of September 25, 2009.

	Shares Held	Options Held(1)	Options Exercise Price	Fiscal Years of Expiration	RSUs/DSUs Held(2)
Board of Directors:					
Pierre Brondeau	—	—	—	—	10,876
Ram Charan	—	—	—	—	10,876
Juergen Gromer(3)	77,477	506,934	\$33.52–\$41.38	2011	10,836
Robert Hernandez(4)	35,000	—	—	—	10,876
Thomas Lynch(5)	95,073	2,217,302	\$14.56–\$41.38	2014–2019	205,719
Daniel Phelan	—	—	—	—	10,876
Frederic Poses	194,802	—	—	—	12,191
Lawrence Smith(6)	2,935	—	—	—	14,555
Paula Sneed	1,200	—	—	—	13,351
David Steiner	—	—	—	—	10,876
John Van Scoter	—	—	—	—	5,825
Total Board of Directors	406,487	2,724,236			316,857
Executive Officers:					
Thomas Lynch(5)	95,073	2,217,302	\$14.56–\$41.38	2014–2019	205,719
Terrence Curtin	16,170	454,169	\$14.11–\$58.38	2011–2019	45,905
Robert Scott	19,337	380,297	\$14.11–\$41.38	2014–2019	44,926
Minoru Okamoto	12,357	530,582	\$14.11–\$58.57	2010–2019	35,518
Alan Clarke	13,755	337,223	\$14.11–\$65.05	2010–2019	38,743
All other executive officers as a group (7 persons)	34,515	1,277,286	\$14.11–\$58.57	2011–2019	142,862
Total Executive Officers	191,207	5,196,859			513,673

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the stock options are exercisable in equal installments on anniversaries of the grant dates and are fully exercisable on either the third or fourth anniversaries of the grant dates.

(2) Executive officers hold RSUs and directors (other than Mr. Lynch, an executive officer) hold DSUs. Subject to acceleration upon certain events, the RSUs vest over time on anniversaries of the grant dates, are settled in shares upon vesting on a one-for-one basis, and receive dividend equivalent stock units. The DSUs are vested upon issuance, generally will be settled in shares on a one-for-one basis within 30 days following the director's termination, and receive dividend equivalent stock units.

8. Security Ownership of Board of Directors and Executive Officers (Continued)

(3) Dr. Gromer was President of Tyco Electronics until December 31, 2007, when he retired.

(4) Includes 35,000 shares held in a trust over which Mr. Hernandez has dispositive power.

(5) Mr. Lynch is a member of the Board of Directors and an executive officer (Chief Executive Officer).

(6) Includes 1,860 shares held in a trust over which Mr. Smith has dispositive power. Mr. Smith disclaims beneficial ownership of such shares.

9. Significant Shareholders

The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of our outstanding shares beneficially owned as of September 25, 2009.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
T. Rowe Price Associates, Inc.[1] 100 East Pratt Street Baltimore, MD 21202	36,439,465	7.9%
Dodge & Cox[2] 555 California Street, 40th Floor San Francisco, CA 94104	27,570,442	6.0%
FMR LLC[3] 82 Devonshire Street Boston, MA 02109	23,888,612	5.2%

(1) This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009 by T. Rowe Price Associates, Inc., which reported sole voting and dispositive power as follows: sole voting power—7,148,651 and sole dispositive power—36,439,465.

(2) This information is based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2009 by Dodge & Cox, which reported sole and shared voting power and sole dispositive power as follows: sole voting power—26,240,692, shared voting power—68,225 and sole dispositive power—27,570,442.

(3) The amount shown for the number of shares over which FMR LLC exercises voting power was provided to the company by FMR LLC.

10. Subsidiaries of the Company

The Company is the ultimate holding company of all subsidiaries of the Tyco Electronics Group. Direct subsidiaries of the Company and significant subsidiaries of the Group, as determined based on

10. Subsidiaries of the Company (Continued)

net sales or total assets and all of which are wholly owned indirectly by the Company, were as follows as of September 25, 2009:

Entity Name	Jurisdiction	Direct or Indirect Holding	Nominal Capital(1)	Purpose(2)
Tyco Electronics Group S.A.	Luxembourg	Direct	$ 1	F
Tyco Electronics Verwaltungs GmbH	Germany	Direct	EUR—	F
Tyco Electronics Holdings (Bermuda) No. 7 Ltd.	Bermuda	Direct	$ —	F
Tyco Electronics Holding S.a.r.l	Luxembourg	Indirect	$ 1,079	F
Tyco Electronics Corporation	United States	Indirect	$ 88	M
Tyco Telecommunications (US) Inc.	United States	Indirect	$ 130	M
Tyco Electronics Logistics AG	Switzerland	Indirect	CHF—	S
Tyco Electronics AMP K.K.	Japan	Indirect	JPY 17,300	M
Tyco Electronics (Gibraltar) Limited	Gibraltar	Indirect	$ —	F
Tyco Electronics AMP GmbH	Germany	Indirect	EUR 78	M
Tyco Electronics UK Ltd.	United Kingdom	Indirect	GBP 245	M
Tyco Electronics (Shanghai) Co., Ltd	China	Indirect	CNY 6	M
Tyco Electronics AMP Espana, S.A.	Spain	Indirect	EUR 218	M
Tyco Electronics H.K. Limited	Hong Kong	Indirect	$ —	M
TEG Pool LLC	United States	Indirect	$ —	F
Tyco Electronics Raychem GmbH	Germany	Indirect	EUR 15	M
Tyco Electronics AMP Korea Limited	South Korea	Indirect	KRW 6,000	M
Tyco Electronics Brasil Ltda.	Brazil	Indirect	BRL 63	M
Tyco Electronics Czech s.r.o.	Czech Republic	Indirect	CZK 268	M
Tyco Electronics Raychem bvba	Belgium	Indirect	EUR—	M
Tyco Electronics AMP Italia S.r.l.	Italy	Indirect	EUR 4	M
Tyco Electronics Singapore Pte Ltd	Singapore	Indirect	$ —	M

(1) Nomimal capital is presented in millions for the currencies noted as of September 25, 2009. Nominal capital denoted with a "—" is insignificant.

(2) "F" denotes the primary purpose as a holding or financing company; "M" denotes the primary purpose as manufacturing and production; "S" denotes the primary purpose as sales and distribution.

11. Subsequent Events

On October 8, 2009, the Company's shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of the Company's common shares of CHF 0.34 per share, to be paid in two equal installments in each of the first and second quarters of fiscal 2010. This capital reduction will reduce the par value of the Company's common shares from CHF 2.43 to CHF 2.09. The distribution will be paid in U.S. dollars at a rate of $0.16 per share for each of the first and second quarters of fiscal 2010.

REPORT OF THE STATUTORY AUDITOR ON THE SWISS STATUTORY FINANCIAL STATEMENTS OF TYCO ELECTRONICS LTD.

To the General meeting of
TYCO ELECTRONICS LTD., SCHAFFHAUSEN

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Tyco Electronics Ltd., which is comprised of the balance sheet as of September 25, 2009, and statement of operations and notes (pages 143-157) for the period June 22, 2009 through September 25, 2009.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law ("CO") and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the period ended September 25, 2009 comply with Swiss law and the Company's articles of incorporation.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing, according to the Auditor Oversight Act ("AOA"), and independence (Article 728 CO and Article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ James D. Horiguchi
Licensed Audit Expert
Auditor in charge

/s/ Martin Welser
Licensed Audit Expert

Zurich, November 18, 2009



CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE
Tyco Electronics Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41 (0)52 633 66 61

INDEPENDENT AUDITORS
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Deloitte AG
General Guisan-Quai 38
CH-8022 Zurich
Switzerland

STOCK EXCHANGE
The company's common shares are traded on the New York Stock Exchange (NYSE) under the ticker symbol TEL.

FORM 10-K
Copies of the company's Annual Report on Form 10-K for the fiscal year ended September 25, 2009 may be obtained by shareholders without charge upon written request to Tyco Electronics Ltd., Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. The Annual Report on Form 10-K is also available on the company's website at **www.tycoelectronics.com.**

SHAREHOLDER SERVICES
Registered shareholders (shares held in your own name with our transfer agent) with requests such as change of address and replacement of lost certificates or dividend checks should contact Tyco Electronics' transfer agent at:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
866-258-4745
shrrelations@melloninvestor.com
www.melloninvestor.com

Beneficial shareholders (shares held with a bank or broker) should contact the bank or brokerage holding their shares with their requests.

Other shareholder inquiries may be directed to Tyco Electronics Shareholder Services at the company's registered office address.

TRADEMARKS




Mixed Sources
Product group from well-managed
forests, controlled sources and
recycled wood or fiber
www.fsc.org Cert no. SW-COC-001941
© 1996 Forest Stewardship Council
FSC
30%

This document was printed using soy-based inks and paper containing 30% postconsumer recycled fiber. The paper was produced by a Forest Stewardship Council (FSC) Chain of Custody supplier. Printing was done according to ISO workflow procedures.

Tyco Electronics Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41 (0)52 633 66 61

www.tycoelectronics.com

2-1773456-0


Tyco Electronics
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